As confidentially submitted to the U.S. Securities and Exchange Commission on June 29, 2022.
CONFIDENTIAL TREATMENT REQUESTED
This draft registration statement has not been filed publicly with the U.S. Securities and Exchange
Commission and all information contained herein remains confidential.
Registration No. 333-
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
UNITED MARITIME CORPORATION
(Exact name of Registrant as specified in its charter)
Republic of The Marshall Islands	4412	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

United Maritime Corporation 154 Vouliagmenis Avenue 166 74 Glyfada Greece Telephone: +30 2130181507		Watson Farley & Williams LLP Attention: Will Vogel, Esq. 250 West 55th Street New York, New York 10019 (212) 922-2280
(Address and telephone number of Registrant’s principal executive offices)		(Name, address and telephone number of agent for service)
Copies to:
Will Vogel, Esq. Watson Farley & Williams LLP 250 West 55th Street New York, New York 10019 (212) 922-2280 (telephone number)
Barry I. Grossman, Esq.
Sarah Williams, Esq.
Matthew Bernstein, Esq.
Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas
New York, New York 10105
(212) 370-1300 (telephone number)
(212) 370-7889 (facsimile number)

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☒
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.
Emerging growth company ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒
†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
SUBJECT TO COMPLETION
PRELIMINARY PROSPECTUS DATED [___], 2022
United Maritime Corporation
[  ] Units
consisting of
Common Shares or Pre-Funded Warrants to Purchase Common Shares and
Class A Warrants to Purchase Common Shares
(minimum offering amount)
[  ] Units
consisting of
Common Shares or Pre-Funded Warrants to Purchase Common Shares and
Class A Warrants to Purchase Common Shares
(maximum offering amount)
We are offering on a best efforts basis a minimum of [  ] Units and a maximum of [  ], each consisting of one common share and one Class A Warrant to purchase one common share . Each Class A Warrant will be immediately exercisable for one common share at an exercise price of $    per share (not less than 100% and not more than 120% of the public offering price of each unit sold in this offering) and expire [  ] years after the issuance date.
We are also offering to each purchaser of Units that would otherwise result in the purchaser’s beneficial ownership exceeding 4.99% of our outstanding common shares immediately following the consummation of this offering the opportunity to purchase Units consisting of one pre-funded warrant (in lieu of one common share) and one Class A Warrant. A holder of pre-funded warrants will not have the right to exercise any portion of its pre-funded warrants if the holder, together with its affiliates, would beneficially own in excess of 4.99% (or, at the election of the holder, such limit may be increased to up to 9.99%) of the number of common shares outstanding immediately after giving effect to such exercise. Each pre-funded warrant will be exercisable for one common share. The purchase price of each Unit including a pre-funded warrant will be equal to the price per Unit including one common share, minus $0.0001, and the remaining exercise price of each pre-funded warrant will equal $0.0001 per share. The pre-funded warrants will be immediately exercisable (subject to the beneficial ownership cap) and may be exercised at any time until all of the pre-funded warrants are exercised in full. For each Unit including a pre-funded warrant we sell (without regard to any limitation on exercise set forth therein), the number of Units including a common share we are offering will be decreased on a one-for-one basis. The common shares and pre-funded warrants, if any, can each be purchased in this offering only with the accompanying Class A Warrant as part of a Unit, but the components of the Units will immediately separate upon issuance. See “Description of Securities We Are Offering” in this prospectus for more information.
The common shares sold in this offering include preferred stock purchase rights that trade with the common shares. We are also registering the common shares issuable from time to time upon exercise of the Class A Warrants and pre-funded warrants included in the units offered hereby.
This offering is conditioned on the consummation of the proposed spin-off transaction by which we will separate from our parent, Seanergy Maritime Holdings Corp., upon the distribution of all of our issued and outstanding common shares, par value $0.0001 (including the related preferred stock purchase rights) to the common shareholders of Seanergy Maritime Holdings Corp. and the commencement of trading of our common shares on the Nasdaq Capital Market (“Nasdaq”). Our common shares are listed on Nasdaq and are anticipated to begin trading on Nasdaq on the trading day following the consummation of the spin-off under the symbol “USEA”.
There is no established trading market for the pre-funded warrants or the Class A Warrants, and we do not expect an active trading market to develop. We do not intend to list the pre-funded warrants or the Class A Warrants on any securities exchange or other trading market. Without an active trading market, the liquidity of these securities will be limited.
We are an “emerging growth company,” as defined under the U.S. federal securities laws and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.
Investing in our securities is speculative and involves a high degree of risk. You should carefully consider the risk factors beginning on page 8 of this prospectus before investing in our securities.
	Minimum Number of Units(1)	Maximum Number of Units(1)	Per Unit(1)	Total
Public Offering Price			$	$
Placement Agent fees(2)(3)			$	$
Proceeds, before expenses, to us			$	$
(1)	Units consist of one common share and one Class A Warrant.
(2)	The placement agent fees shall equal [ ]% of the gross proceeds of the securities sold by us in this offering.
(3)	The Placement Agent will receive compensation in addition to the placement agent fees described above. See “Plan of Distribution” for a description of compensation payable to the Placement Agent.
We have engaged Maxim Group LLC as our exclusive placement agent (“Maxim” or the “Placement Agent”) to use its reasonable best efforts to solicit offers to purchase our securities in this offering. The Placement Agent has no obligation to purchase any of the securities from us or to arrange for the purchase or sale of any specific number or dollar amount of the securities.
We do not intend to close this offering unless we sell at least a minimum number of Units, at the price per Unit set forth above, to result in proceeds equal to or greater than $[  ]. Because this is a best efforts offering, the Placement Agent does not have an obligation to purchase any securities, and, as a result, there is a possibility that we may not be able to sell the minimum offering amount. We expect that the offering will end two trading days after we first enter into a securities purchase agreement relating to the offering and the offering will settle DVP/RVP. Accordingly, we and the Placement Agent have not made any arrangements to place investor funds in an escrow account or trust account since the placement agent will not receive investor funds in connection with the sale of the securities offered hereunder.
We have agreed to pay the Placement Agent the placement agent fees set forth in the table above and to provide certain other compensation to the Placement Agent. See “Plan of Distribution” beginning on page [102] of this prospectus for more information regarding these arrangements.
We expect to deliver the common shares and Class A Warrants, or pre-funded warrants and Class A Warrants, constituting the Units against payment in New York, New York on or about    , 2022.
Neither the Securities and Exchange Commission (the “Commission”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
Maxim Group LLC
The date of this prospectus is    , 2022

i

ABOUT THIS PROSPECTUS
This prospectus is part of a registration statement on Form F-1 for the offering by us of Units consisting of common shares and Class A Warrants or pre-funded warrants and Class A Warrants to purchase common shares.
You should not assume that the information contained in this prospectus is accurate on any date subsequent to the date set forth on the front cover of this prospectus, even though this prospectus is delivered or our securities registered under the registration statement of which this prospectus forms a part are sold or otherwise disposed of on a later date. It is important for you to read and consider all information contained in this prospectus in making your investment decision. You should also read and consider the information in the documents to which we have referred you under the captions “Where You Can Find Additional Information” in this prospectus.
Neither we nor the Placement Agents have authorized anyone to provide any information or to make any representation other than those contained in this prospectus. You must not rely upon any information or representation not contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any of our securities other than the securities covered hereby, nor does this prospectus constitute an offer to sell or the solicitation of an offer to buy any securities of the Company in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.
We obtained certain statistical data, market data and other industry data and forecasts used or incorporated by reference into this prospectus from publicly available information. While we believe that the statistical data, industry data, forecasts and market research are reliable, we have not independently verified the data, and we do not make any representation as to the accuracy of the information.
This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. Please read “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors”.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains certain forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding our or our management's expectations, hopes, beliefs, intentions or strategies regarding the future and other statements that are other than statements of historical fact. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.
The forward-looking statements in this prospectus are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. As a result, you are cautioned not to rely on any forward-looking statements.
Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties that are described more fully in “Risk Factors.” Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements. In addition to these important factors, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include among other things:
•	changes in shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand;
•	changes in seaborne and other transportation patterns;
•	changes in worldwide oil production and consumption and storage;
•	changes in the supply of or demand for dry bulk commodities, including dry bulk commodities carried by sea, generally or in particular regions;
•	fluctuations in the supply and demand for crude oil and petroleum products and changes in the patterns of trade;
•	changes in the number of newbuildings under construction in the dry bulk or tanker shipping sectors;
•	changes in the useful lives and the value of our vessel and other vessels we may acquire and the related impact on our compliance with loan covenants;
•	the aging of our fleet and increases in operating costs;
•	changes in our ability to complete future, pending or recent acquisitions or dispositions, including the tanker vessels we may acquire;
•	our ability to achieve successful utilization of our expanded fleet;
•
changes to our financial condition and liquidity, including our ability to pay amounts that we owe and obtain additional financing to fund capital expenditures, acquisitions, including the tanker vessels we may acquire, and other general corporate activities;

•	risks related to our business strategy, areas of possible expansion or expected capital spending or operating expenses;
•	our dependence on Seanergy Maritime Holdings Corp. and our third-party managers to operate our business;
•	changes in the availability of crew, number of off-hire days, classification survey requirements and insurance costs for the vessel initially comprising our fleet and other vessels we may acquire;
•	changes in our relationships with our contract counterparties, including the failure of any of our contract counterparties to comply with their agreements with us;

•	loss of our customers, charters or vessel and other vessels we may acquire;
•	damage to our vessel and other vessels we may acquire;
•	potential liability from future litigation and incidents involving our vessel and other vessels we may acquire;
•	our future operating or financial results;
•	acts of terrorism and other hostilities, pandemics or other calamities (including, without limitation, the worldwide novel coronavirus, or COVID-19, outbreak);
•
risks associated with the length and severity of the ongoing COVID-19 outbreak, including its effects on demand for seaborne transportation of dry bulk products, petroleum and other types of products, crew changes and the transportation thereof;

•	changes in global and regional economic and political conditions, including conditions in the oil industry;
•	general domestic and international political conditions or events, including “trade wars”, the war between Russia and Ukraine and related sanctions;
•	changes in governmental rules and regulations or actions taken by regulatory authorities, particularly with respect to the marine transportation industry; and
•	other factors discussed in “Risk Factors.”
Should one or more of the foregoing risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects, on us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.
We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable laws. If one or more forward-looking statements are updated, no inference should be drawn that additional updates will be made with respect to those or other forward-looking statements.
This prospectus may contain assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as forward-looking statements. We may also from time to time make forward-looking statements in other documents and reports that are filed with or submitted to the SEC, in other information sent to our security holders, and in other written materials. We also caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. We undertake no obligation to publicly update or revise any forward-looking statement contained in this prospectus, whether as a result of new information, future events or otherwise, except as required by law.

PROSPECTUS SUMMARY
This section summarizes certain of the information that is contained in this prospectus or the documents herein, and this summary is qualified in its entirety by that more detailed information. This summary may not contain all of the information that may be important to you. We urge you to carefully read this entire prospectus, including our financial statements and the related notes. As an investor or prospective investor, you should review carefully the more detailed information that appears later in this prospectus.
Unless the context otherwise requires, as used in this prospectus, the terms “United Maritime,” “Company,” “we,” “us,” and “our” refer to United Maritime Corporation and its consolidated subsidiaries.
We use the term deadweight tons, or dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, in describing the size of vessels.
All references in this prospectus to “$,” “US$,” “U.S.$,” “U.S. dollars,” “dollars” and “USD” are to the lawful currency of the United States of America.
Our Company
We are a global provider of shipping transportation services. We specialize in the ownership of vessels. The vessel initially comprising our fleet and each of the vessels we may acquire in the future is or will be owned through a separate wholly owned subsidiary.
We were incorporated by Seanergy Maritime Holdings Corp. (“Seanergy”), under the laws of the Republic of the Marshall Islands on January 20, 2022, to serve as the holding company of one of its vessel-owning subsidiaries that will be contributed to us by Seanergy (the “United Maritime Predecessor”), together with $5.0 million in working capital, in connection with the distribution of all of our issued and outstanding common shares to Seanergy’s shareholders (the “Spin-Off”). Additionally, in connection with the Spin-Off, our Chairman and Chief Executive Officer, Stamatios Tsantanis will receive 40,000 of our Series B Preferred Shares (“Series B Preferred Shares”) and 5,000 of our 6.5% Series C Cumulative Convertible Perpetual Preferred Shares (“Series C Preferred Shares”) will be issued to Seanergy. Following the Spin-Off, we and Seanergy will be independent publicly traded companies. All references in this registration statement to us for periods prior to the Spin-Off refer to the United Maritime Predecessor. The financial statements presented in this registration statement are carve-out financial statements of Seanergy’s consolidated historical financial statements. The carve-out financial statements in this registration statement include audited carve-out financial statements of the United Maritime Predecessor for the fiscal years ended December 31, 2021, 2020 and 2019.
This offering is conditioned on the consummation of the Spin-Off and the commencement of trading of our common shares on Nasdaq. Our common shares are listed on Nasdaq and are anticipated to begin trading on the Nasdaq Capital Market on the trading day following the consummation of the Spin-Off under the symbol “USEA”.
As of the consummation of the Spin-Off, we will own one Capesize dry bulk carrier having a carrying capacity of 171,314 dwt and an age of 18.4 years. In addition, we are in discussions relating to the acquisition of [_] tanker vessels, which have a weighted average age of [_] years and an aggregate carrying capacity of approximately [_] dwt, and we expect, prior to the consummation of this offering, to enter into individual definitive agreements with respect to such acquisition. See “—Proposed Vessel Acquisition.”
Our Current Fleet
The following table lists the vessel in our fleet as of the consummation of the Spin-Off:
Vessel Name	Year Built	Dwt	Flag	Yard	Type of Employment
Gloriuship	2004	171,314	Marshall Islands	Hyundai	T/C Index Linked(1)
(1)
This vessel is chartered by Pacbulk Shipping Pte. Ltd. Singapore, a dry bulk charter operator, and was delivered to the charterer on December 19, 2019 for an original period of about 4 to about 7 months, pursuant to the terms of the charterparty agreement dated December 6, 2019 entered into between the United Maritime Predecessor and the charterer. On April 16, 2020, the charter was extended for a period of about 10 to about 14 months. On December 22, 2020, a further extension period was agreed up to minimum January 2022 to maximum April 2022. On December 22, 2021 another extension period was agreed up to minimum December 2022 to maximum April 2023. The net daily charter hire is calculated at an index linked rate based on the five T/C routes of the BCI. In addition, the time charter provides the option to convert the index linked rate to a fixed rate for a period of minimum 3 to maximum 12 months based on the Capesize

5TC freight forward agreement for the selected period. The Company has exercised this option and the vessel currently earns a gross fixed charter rate of $28,060 per day for the period from April 1, 2022 until November 30, 2022. The Company had previously exercised this option for the periods of the second, third and fourth quarter of 2021 earning a gross daily rate of $11,270, $22,770 and $35,880, respectively, and a gross daily rate of $19,780 during January of 2022. According to the provisions of the time charter, as is customary in most time-charter contracts for dry bulk vessels, United Maritime Predecessor is entitled to terminate the charter in case of the charterer’s failure of punctual and regular payment of hire, while the charterer may cancel the charter if the vessel is placed off-hire for more than forty-five consecutive days. In addition, both parties have the option to terminate the charter in case of war outbreak between two or more of certain countries identified in the agreement (UK, United States, C.I.S., People’s Republic of China, Japan and Greece), which war directly affects the performance of the charter. The time charter is governed by English law.
Proposed Vessel Acquisition
We are in discussions with unaffiliated third parties (the “Sellers”), relating to the acquisition of [_] second-hand tanker vessels (the “Acquisition Vessels”) for an aggregate purchase price of $[_]. The acquisition remains subject to negotiation of definite documentation with each of the Sellers for the Acquisition Vessels which we expect to enter into prior to the consummation of this offering. Delivery of the Acquisition Vessels is expected to occur within the third and fourth quarters of 2022, subject to customary closing conditions. The Acquisition Vessels are expected to be employed either in the spot market or in short-term time charter agreements and/or enter commercial tanker pools upon their delivery.
The following table lists the Acquisition Vessels:
Vessel Name	Year Built	Dwt	Type	Flag	Yard	Vessel Name
[_]	[_]	[_]	[_]	[_]	[_]	[_]
[_]	[_]	[_]	[_]	[_]	[_]	[_]
[_]	[_]	[_]	[_]	[_]	[_]	[_]
[_]	[_]	[_]	[_]	[_]	[_]	[_]
[_]	[_]	[_]	[_]	[_]	[_]	[_]
[_]	[_]	[_]	[_]	[_]	[_]	[_]
Key to Flag: [_].
In connection with the purchase of the Acquisition Vessels, we expect, prior to the consummation of this offering, to obtain a commitment letter from Blue Ocean Fund LP (“Blue Ocean”), an affiliate of Entrust Global and the lender under our current loan facility relating to the Gloriuship, or its affiliates to provide us with financing for a portion of the purchase price of the Acquisition Vessels and for the refinancing of the current facility for the Gloriuship. See “Management’s Discussion and Analysis of Operating and Financial Review and Prospects—Loan Arrangements.”
Risk Factors Summary
An investment in our securities is subject to a number of risks, including risks related to our industry, business and corporate structure. The following summarizes some, but not all, of these risks. Please carefully consider all of the information discussed in “Risk Factors” in this prospectus beginning on page 8 for a more thorough description of these and other risks.
•	The cyclical nature of the shipping industry may lead to volatility in charter rates and vessel values, which could adversely affect our future earnings.
•
Charter rates in the crude oil tankers sector in which we may operate and in the product and chemical tanker sectors of the seaborne transportation industry have significantly declined from historically high levels in 2008 and may remain depressed or decline further in the future, which may adversely affect our earnings.

•
Charter hire rates for dry bulk vessels are cyclical and volatile and the dry bulk market remains significantly below its historic high. This may adversely affect our earnings, revenue and profitability and our ability to comply with our loan covenants or covenants in other financing agreements.

•	Outbreaks of epidemic and pandemic diseases, including COVID-19, and any relevant governmental responses thereto could adversely affect our business, results of operations or financial condition.
•	Our current fleet is mostly dependent on spot or index-linked charters, which are highly volatile, and any decrease in spot charter rates or indexes in the future may adversely affect our earnings.
•	An over-supply of tanker or dry bulk vessel capacity may depress the current charter rates and vessel values and, in turn, adversely affect our profitability.

•
If economic conditions throughout the world decline, it will negatively impact our results of operations, financial condition and cash flows, and could cause the market price of our common shares to decline.

•	Terrorist attacks and international hostilities could affect our business, results of operations, cash flows and financial condition.
•	Risks associated with operating ocean-going vessels could affect our business and reputation, which could adversely affect our revenues and expenses.
•	If we decide to operate in the crude oil tanker sector, the decrease in shipments of crude oil from the Arabian Gulf or the Atlantic basin may adversely affect our financial performance.
•
A decrease in the level of China’s imports of crude oil or petroleum products or a decrease in oil trade globally could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.

•
The employment of any tanker vessels we may acquire could be adversely affected by an inability to clear the Oil Majors’ vetting process, and we could be in breach of our charter agreements with all of our tanker vessels.

•	Rising fuel prices may adversely affect our profits.
•	Our revenues are subject to seasonal fluctuations, which could affect our operating results and ability to service our debt or pay dividends.
•	Climate change and greenhouse gas restrictions may be imposed.
•	Increased scrutiny of environmental, social and governance matters may impact our business and reputation.
•
Our vessel and other vessels we may acquire may call on ports located in or may operate in countries that are subject to restrictions or sanctions imposed by the United States, the European Union or other governments that could result in fines or other penalties imposed on us and may adversely affect our reputation and the market price of our common shares.

•	Sulfur regulations to reduce air pollution from ships have required retrofitting of vessels and may cause us to incur significant costs.
•	We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our cash flows and net income.
•	Regulations relating to ballast water discharge may adversely affect our revenues and profitability.
•	Increased inspection procedures, tighter import and export controls and new security regulations could increase costs and disrupt our business.
•	Increasing growth of electric vehicles and renewable fuels could lead to a decrease in trading and the movement of crude oil and petroleum products worldwide.
•	The operation of dry bulk and tanker vessels has particular operational risks.
•
The market values of our vessel and other vessels we may acquire may decrease, which could limit the amount of funds that we can borrow in the future, trigger breaches of certain financial covenants under any future loan agreements and other financing agreements, and we may incur an impairment or, if we sell vessels following a decline in their market value, a loss.

•
Our current fleet consists of one Capesize drybulk vessel. Any limitation in the availability or operation of this vessel could have a material adverse effect on our business, results of operations and financial condition.

•	If we fail to manage our planned growth properly, we may not be able to successfully expand our fleet.
•	We may be unable to obtain financing for the acquisition of the Acquisition Vessels or any other vessels we may acquire.
•
The delivery of the Acquisition Vessels we intend to acquire is conditioned upon satisfaction of a number of conditions that are beyond our control; and as such the acquisition may not be consummated and we will incur transaction costs regardless of whether the acquisition is consummated.

•	An active and liquid market for our common shares may not develop or be sustained.
•
Anti-takeover provisions in our amended and restated articles of incorporation and bylaws could make it difficult for our shareholders to replace or remove our current board of directors or could have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common shares.

•	We may issue additional common shares or other equity securities without your approval, which could dilute your ownership interests and may depress the market price of our common shares.
•	Since we have broad discretion in how we use the proceeds from this offering, we may use the proceeds in ways with which you disagree.
•	We may not be able to maintain compliance with the Nasdaq Capital Market’s continued listing requirements.
•	There is no public market for the Class A Warrants or pre-funded warrants being offered in this offering and we do not expect one to develop.
Implications of Being an Emerging Growth Company
We had less than $1.07 billion in revenue during our last fiscal year, which means that we qualify as an “emerging growth company” as defined in the JOBS Act. An emerging growth company may take advantage or specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:
•	exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal controls over financial reporting under Section 404(b) of Sarbanes-Oxley;
•	exemption from new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies; and
•
exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and financial statements.

We may take advantage of these provisions until the end of the fiscal year following the fifth anniversary of the date we first sell our common equity securities pursuant to an effective registration statement under the Securities Act or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if, among other things, we have more than $1.07 billion in “total annual gross revenues” during the most recently completed fiscal year. We may choose to take advantage of some, but not all, of these reduced burdens. For as long as we take advantage of the reduced reporting obligations, the information that we provide shareholders may be different from information provided by other public companies. We are choosing to “opt out” of the extended transition period relating to the exemption from new or revised financial accounting standards and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth public companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.
Corporate Information
United Maritime Corporation is a holding company existing under the laws of the Republic of the Marshall Islands. We maintain our principal executive offices at 154 Vouliagmenis Avenue, 16674 Glyfada, Greece and our telephone number is +30 2130181507. Our website is www.unitedmaritime.gr. The information on our website is not a part of this prospectus. The SEC maintains a website that contains reports, proxy and information statements, and other information that we file electronically at www.sec.gov.
Other Information
Because we are incorporated under the laws of the Republic of the Marshall Islands, you may encounter difficulty protecting your interests as shareholders, and your ability to protect your rights through the U.S. federal court system may be limited. Please refer to the sections entitled “Risk Factors” and “Enforcement of Civil Liabilities and Indemnification for Securities Act Liabilities” for more information.

THE OFFERING
Issuer
United Maritime Corporation, a Marshall Islands corporation.
Securities offered by us
A minimum of [  ] Units to a maximum of [  ] Units on a best efforts basis, at an assumed public offering price of $[  ] per Unit. Each Unit consists of one common share and one Class A Warrant. We do not intend to close this offering unless we sell at least a minimum number of Units, at the price per Unit set forth above, to result in proceeds equal to or greater than $[  ].
We are also offering to each purchaser, with respect to the purchase of Units that would otherwise result in the purchaser’s beneficial ownership exceeding 4.99% of our outstanding common shares immediately following the consummation of this offering, the opportunity to purchase one pre-funded warrant in lieu of one common share. A holder of pre-funded warrants will not have the right to exercise any portion of its pre-funded warrant if the holder, together with its affiliates, would beneficially own in excess of 4.99% (or, at the election of the holder, such limit may be increased to up to 9.99%) of the number of common shares outstanding immediately after giving effect to such exercise. Each pre-funded warrant will be exercisable for one common share. The purchase price per pre-funded warrant will be equal to the price per common share, minus $0.0001, and the exercise price of each pre-funded warrant will equal $0.0001 per share. The pre-funded warrants will be immediately exercisable (subject to the beneficial ownership cap) and may be exercised at any time in perpetuity until all of the pre-funded warrants are exercised in full.
The Units will not be certificated or issued in stand-alone form. The common shares and/or pre-funded warrants and the Class A Warrants comprising the Units are immediately separable upon issuance and will be issued separately in this offering.
Description of the Class A Warrants
Each Class A Warrant will have an exercise price of $    per share (not less than 100% and not more than 120% of the public offering price of each unit sold in this offering), will be exercisable upon issuance and will expire    years from issuance. Each Class A Warrant is exercisable for one common share, subject to adjustment in the event of stock dividends, stock splits, stock combinations, reclassifications, reorganizations or similar events affecting our common shares as described herein. The terms of the Class A Warrants will be governed by a Warrant Agency Agreement, dated as of the closing date of this offering, that we expect to be entered into between us and American Stock Transfer & Trust Company, LLC or its affiliate (the “Warrant Agent”). This prospectus also relates to the offering of the common shares issuable upon exercise of the Class A

Warrants. For more information regarding the Class A Warrants, you should carefully read the section titled “Description of Securities We Are Offering” in this prospectus.
Public Offering Price
$    per Unit.
Common shares outstanding prior to this offering(1)
1,511,156 shares.
Common shares to be outstanding after this offering
[  ] shares if the Units are offered and sold at the minimum offering amount in this offering, or [  ] shares if the Units are offered and sold at the maximum offering amount in the offering.
Use of proceeds
We estimate that our net proceeds from the minimum offering amount of the sale of Units, consisting of our common shares or pre-funded warrants and Class A Warrants, in this offering will be approximately $[  ] million, after deducting placement agent fees and estimated offering expenses payable by us, and net proceeds from the maximum offering amount of the sale of the Units in this offering will be approximately $[  ] million, after deducting placement agent fees and estimated offering expenses payable by us, in each case based on an assumed offering price of $[  ] per Unit.
We intend to use the net proceeds of this offering for general corporate purposes which may include funding a portion of the purchase price of the Acquisition Vessels. Although we can provide no assurance that we will be successful in obtaining financing at all or on satisfactory terms, we plan to finance the purchase price of the Acquisition Vessels with a combination of borrowings under facilities we expect to enter into on the terms set out in the Blue Ocean Commitment Letter (defined below) cash on hand, all or a portion of the net proceeds of this offering or other financing we may seek to arrange. See “Management’s Discussion and Analysis of Operating and Financial Review and Prospects—Loan Arrangements” And “Management’s Discussion and Analysis of Operating and Financing Review and Prospects—Liquidity and Capital Resources.”
The acquisition of the Acquisition Vessels remains subject to definite documentation and satisfaction of customary closing conditions. Ultimately, our management will have discretion and flexibility in applying the net proceeds of this offering. We may use the proceeds of this offering for purposes with which you do not agree. See “Risk Factors—Risks Relating to the Offering—” Since we have broad discretion in how we use the proceeds from this offering, we may use the proceeds in ways with which you disagree.”
Listing
This offering is conditioned on the consummation of the Spin-Off and the commencement of trading of our common shares on Nasdaq. Our common shares are listed on Nasdaq and are anticipated to begin trading on the Nasdaq Capital Market on the trading day following the consummation of the Spin-Off under the symbol “USEA”.We do not intend to list the Class A Warrants or pre-funded warrants offered hereunder on any stock exchange. There are no established public trading markets for the Class A Warrants or the pre-funded warrants, and we do not expect such markets to develop. Without an active trading market, the liquidity of the Class A Warrants and the pre-funded warrants will be limited.
Risk factors
See “Risk Factors” and the other information included in this prospectus for a discussion of the factors you should consider carefully before deciding to invest in our securities.
(1)	Based on 1,511,156 common shares outstanding as of [ ], 2022 and excludes:
•	150,000 common shares issuable under our 2022 Equity Incentive Plan; and
•	common shares issuable upon conversion of our Series C Preferred Shares, which are convertible upon the first anniversary of the consummation of the Spin-Off.
Except as otherwise noted, all information in this prospectus reflects and assumes (i) no sale of pre-funded warrants in this offering, which, if sold, would reduce the number of common shares that we are offering on a one-for-one basis and (ii) no exercise of the Class A Warrants issued in this offering.

RISK FACTORS
An investment in our securities is highly speculative and involves a high degree of risk. Before deciding to invest in our securities, you should carefully consider the risks described below and all of the other information contained or incorporated by reference into this prospectus. These risks and uncertainties are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of these risks actually occurs, our business, financial condition, results of operations and future growth prospects could be materially adversely affected. In that case, you may lose all or part of your investment in the securities.
Risks Relating to Our Industry
The cyclical nature of the tanker industry may lead to volatility in charter rates and vessel values, which could adversely affect our future earnings.
Oil has been one of the world’s primary energy sources for a number of decades. The global economic growth of previous years had a significant impact on the demand for oil and subsequently on the oil trade and the demand for shipping crude oil and petroleum products. Global economic conditions, while somewhat more stable than in the immediate aftermath of the financial crisis, remain uncertain with respect to long-term economic growth. In particular, the uncertainty surrounding the future of the Eurozone, the economic prospects of the United States, the future economic growth of China, Brazil, Russia, India and other emerging markets and changing oil production and consumption patterns due to efficiencies, environmental concerns, new technologies and government policy changes are all expected to affect demand for product and crude tankers going-forward. Charter rates for both crude and product tankers rose at the end of 2019, due to the designation of COSCO Shipping Tanker (Dalian) Co. Ltd. (COSCO Dalian), Kunlun Shipping Company Ltd., and certain other entities and individuals as Specially Designated Nationals by the U.S. Office of Foreign Assets Control (OFAC) in September of 2019, which prevented the tanker vessels of these companies from being chartered in the international market thereby substantially reducing the supply of available tonnage. Furthermore, tanker market sentiment was positively aided by the global economic expansion, declines in inventories of crude and products and the implementation of the International Maritime Organization’s low sulfur bunkering requirement starting on January 1, 2020 (IMO 2020). The Baltic Dirty Tanker Index (“BDTI”) for crude tanker earnings hit a ten year high in October 2019 and remained elevated through the first half of 2020. The Baltic Clean Tanker Index (“BCTI”) for product tanker earnings hit an all-time high in April 2020 as COVID-19 lockdowns caused oil prices to plummet and demand for storage for unneeded crude and products to soar in April 2020. However, both the BDTI and BCTI declined since then because of reduced demand due to the pandemic and before ton-mile demand increased due to the Russian invasion of Ukraine. The war has reshaped a significant part of the global oil trade, as Europe was importing about 30% of its crude oil from Russia before the breakout of the war. Following the sanctions on Russia, Europe has diverted all these imports from sources of greater distance (mainly Africa and the US), increasing the overall ton-mile demand. Meanwhile, if oil demand grows in the future, it is expected to come primarily from emerging markets which have been historically volatile, such as China and India, and a slowdown in these countries’ economies may severely affect global oil demand growth, and may result in protracted, reduced consumption of petroleum products and a decreased demand for tanker vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to make cash distributions. Should the Organization of the Petroleum Exporting Countries, or OPEC, significantly reduce oil production or should there be significant declines in non-OPEC oil production, that may result in a protracted period of reduced oil shipments and a decreased demand for tanker vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to make cash distributions.
Historically, the crude oil and product markets have been volatile as a result of the many conditions and events that can affect the price, demand, production and transport of oil, including competition from alternative energy sources. Decreased demand for oil transportation may have a material adverse effect on our revenues, cash flows and profitability. The factors affecting the supply and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. The past global financial crisis, the continuing U.S. shale production expansion and the ongoing COVID-19 pandemic response has intensified this unpredictability.
The factors that influence demand for tanker capacity include:
•	demand for and supply of liquid cargoes, including petroleum and petroleum products and any differences in supply and demand between regions;

•	developments in international trade;
•	waiting days in ports;
•	changes in oil production and refining capacity and regional availability of petroleum refining capacity;
•	environmental and other legal and regulatory developments, including the adoption of any limits on CO2 emissions or the consumption of carbon-based fuels due to climate change agreements or protocols;
•	global and regional economic conditions, including the global impact of the COVID-19 pandemic and efforts throughout the world to contain its spread;
•	the distance chemicals, petroleum and petroleum products are to be moved by sea;
•	changes in seaborne and other transportation patterns, including changes in distances over which cargo is transported due to geographic changes in where oil is produced, refined and used;
•	competition from alternative sources of energy;
•	armed conflicts and terrorist activities;
•	natural or man-made disasters that affect the ability of our vessel to use certain waterways;
•
political developments, including changes to trade policies and or trade wars, including the provision or removal of economic stimulus measures meant to counteract the effects of sudden market disruptions due to financial, economic or health crises;

•	embargoes and strikes;
•	global or local health related issues including disease outbreaks or pandemics, such as the COVID-19 pandemic; and
•	domestic and foreign tax policies.
The factors that influence the supply of tanker capacity include:
•	the number of newbuilding deliveries;
•	the scrapping rate of older vessels;
•	port or canal congestion, closure or blockage;
•	the number of vessels that are used for storage or as floating storage offloading service vessels;
•	the conversion of tankers to other uses, including conversion of vessels from transporting oil and petroleum products to carrying drybulk cargo and the reverse conversion;
•	availability of financing for new or secondhand tankers;
•	the phasing out of single-hull tankers due to legislation and environmental concerns;
•	the price of steel;
•	the number of vessels that are out of service;
•	national or international regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage; and
•	environmental concerns and regulations, including ballast water management, low sulfur fuel consumption regulations and reductions in CO2 emissions.
Furthermore, the expansion of refinery capacity in China, India and particularly the Middle East through 2020 is expected to exceed the immediate consumption in these areas, and an increase in exports of refined petroleum products is expected as a result. Changes in product trading patterns due to the implementation of the IMO 2020 sulfur reduction rules and closure of refineries due to the pandemic should increase trade in refined petroleum products.
Historically, the tanker markets have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity. The consequences of any future global economic crisis may further reduce demand for transportation of oil over long distances and supply of tankers that carry oil, which may materially affect our future revenues, profitability and cash flows. In addition, public health threats, such as the coronavirus, influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, including China, could adversely impact our operations, and the operations of our customers.
We believe that the current order book for tanker vessels represents a significant percentage of the existing fleet; however the percentage of the total tanker fleet on order as a percent of the total fleet declined from 20% at the start of 2016 to 8% at the beginning of April 2021. An over-supply of tanker capacity may result in a reduction of charter hire rates. If a reduction in charter rates occurs, we may only be able to charter our tanker vessels at unprofitable rates or we may not be able to charter these vessels at all, which could lead to a material adverse effect on our results of operations.
Charter rates in the crude oil tankers sector and in the product tanker sectors of the seaborne transportation industry have significantly declined from historically high levels in 2008 and may remain depressed or decline further in the future, which may adversely affect our earnings.
Charter rates in the crude oil and product tanker sectors have significantly declined from historically high levels in 2008 and remained depressed until 2019. Since then the market has experienced volatility with charter rates posting another significant drop during 2020 with further decline possible. For example, the Baltic Exchange Dirty Tanker Index (BDTI) declined from a high of 2,347 in July 2008 to 453 in mid-April 2009, which represents a decline of approximately 81%. Since January 2019, it has traded between an all-time low of 403 and a high of 1,958; as of June 17, 2022, it stood at 1,205. The Baltic Exchange Clean Tanker Index (BCTI) fell from 1,509 in the early summer of 2008 to 345 in April 2009, or an approximate 77% decline. It has traded between an all-time low of 309 and an all-time high of 2,190 since January 2019 and stood at 1,716 as of June 17, 2022. Of note is that Chinese imports of crude oil have steadily increased from three million barrels per day in 2008 to a record 13 million barrels per day in June 2020 and stood at 10.8 million barrels per day in May 2022. Additionally, since the U.S. removed its ban at the end of 2015, U.S. crude oil exports increased by about 840% from 0.4 million barrels per day to a record 3.7 million barrels per day in March 2020; however, crude exports fell to 3.3 million barrels per day in March 2022 due to decreased demand. The U.S. has steadily increased its total petroleum product exports by about 244% to a record 3.1 million barrels per day in March 2022 from 0.9 million barrels per day in January 2006. If the tanker sector of the seaborne transportation industry, which has been highly cyclical, is depressed in the future at a time when we may want to sell a tanker vessel, our earnings and available cash flow may be adversely affected. We cannot assure you that we will be able to successfully charter our vessel in the future at rates sufficient to allow us to operate our business profitably or to meet our obligations, including payment of debt service to our lenders. Our ability to renew the charters on vessels that we may acquire in the future, the charter rates payable under any replacement charters and vessel values will depend upon, among other things, economic conditions in the sector in which these vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the seaborne transportation of energy resources and commodities.
Charter hire rates for dry bulk vessels are cyclical and volatile and the dry bulk market remains significantly below its historic high. This may adversely affect our earnings, revenue and profitability and our ability to comply with our loan covenants or covenants in other financing agreements.
The volatility in the dry bulk charter market, from which we currently derive substantially all of our revenues, has affected the dry bulk shipping industry and has harmed our business. The Baltic Dry Index, or the BDI, a daily average of charter rates for key dry bulk routes published by the Baltic Exchange Limited, has long been viewed as the main benchmark to monitor the movements of the dry bulk vessel charter market and the performance of the entire dry bulk shipping market and has been very volatile in recent years. The BDI, declined from a high of 11,793 in May 2008 to a low of 290 on February 10, 2016, which represents a decline of 98%. In the following years volatility was also apparent, albeit less extreme. In 2021, the BDI ranged from a low of 1,303 on February 10, 2021 and a high of 5,650 on October 7, 2021. During 2022, the BDI has ranged from 1,296 to 3,369.
The decline from historic highs and volatility in charter rates following 2008 has been due to various factors, including the over-supply of dry bulk vessels, the lack of trade financing for purchases of commodities carried by sea, which resulted in a significant decline in cargo shipments, and trade disruptions caused by natural or other disasters, such as those that resulted from the dam collapse in Brazil in 2019 and the outbreak of the coronavirus infection in China. More recently, following Russia’s invasion of Ukraine in February 2022, the U.S., the EU, the UK and other countries have announced sanctions against Russia. The sanctions announced by the U.S. and other countries against Russia include, among others, restrictions on selling or importing goods, services or technology in or from affected regions, travel bans and asset freezes impacting connected individuals and political, military, business and financial organizations in Russia, severing large Russian banks from U.S. and/or other financial systems, and barring some Russian enterprises from raising money in the U.S. market. The U.S., EU and other countries could impose wider sanctions and take other actions. This has resulted in higher freight market volatility and while the initial effect on the dry bulk freight market has been positive, the long-term effects are uncertain. These circumstances have had adverse consequences from time to time for dry bulk shipping, including, among other developments:
•decrease in available financing for vessels;
•	no active secondhand market for the sale of vessels;
•	charterers seeking to renegotiate the rates for existing time charters;
•	widespread loan covenant defaults in the dry bulk shipping industry due to the substantial decrease in vessel values; and
•	declaration of bankruptcy by some operators, charterers and vessel owners.
The degree of charter hire rate volatility among different types of dry bulk vessels has varied widely. If we enter into a charter when charter hire rates are low, our revenues and earnings will be adversely affected and we may not be able to successfully charter our vessel and other vessels we may acquire at rates sufficient to allow us to operate our business profitably or meet our obligations. Further, if low charter rates in the dry bulk market decline further for any significant period, this could have an adverse effect on our vessel values and ability to comply with the financial covenants in our future loan agreements or other financing agreements. In such a situation, unless our future lenders are willing to provide waivers of covenant compliance or modifications to our covenants, our future lenders could accelerate our debt and we could face the loss of our vessel and other vessels we may acquire. We expect continued volatility in market rates for our vessel and other vessels we may acquire in the foreseeable future with a consequent effect on our short and medium-term liquidity.
Outbreaks of epidemic and pandemic diseases, including COVID-19, and any relevant governmental responses thereto could adversely affect our business, results of operations or financial condition.
Global public health threats, such as the novel coronavirus first identified in China in the end of 2019, COVID-19, influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, including China, could adversely impact our operations, as well as the operations of our customers. The ongoing COVID-19 pandemic has, among other things, caused factory closures and restrictions on travel, as well as labor shortages or lack of berths, delays and uncertainties relating to newbuildings, drydockings, vessel inspections, shortages or a lack of access to required spare parts and other functions of shipyards.
The ongoing outbreak of COVID-19 has already caused severe global disruptions and may continue to negatively impact the economic conditions regionally as well as globally and otherwise impact our operations and the operations of our customers and suppliers. Governments in affected countries continue to impose travel bans, quarantines and other emergency public health measures. Companies are also taking precautions, such as requiring employees to work remotely, imposing travel restrictions and temporarily closing businesses. These restrictions, and future prevention and mitigation measures, are likely to continue to have an adverse impact on global economic conditions, which could materially and adversely affect our future operations. Uncertainties regarding the economic impact of the COVID-19 outbreak is likely to result in sustained market turmoil, which could also negatively impact our business, financial condition and cash flows. As a result of these measures, our vessel and other vessels we may acquire may not be able to call on ports, or may be restricted from disembarking from ports, located in regions affected by the outbreak. In addition we may experience severe operational disruptions and delays, unavailability of normal port infrastructure and services including limited access to equipment, critical goods and personnel, disruptions to crew changes, quarantine of ships and/or crew, counterparty solidity, closure of ports and custom offices, as well as disruptions in the supply chain and industrial production, which may lead to reduced cargo demand, amongst other potential consequences attendant to epidemic and pandemic diseases.
COVID-19 and measures to contain its spread have negatively impacted regional and global economies and trade patterns in markets in which we operate, the way we operate our business, and the businesses of our charterers and suppliers. These negative impacts could continue or worsen, even after the pandemic itself diminishes or ends. Companies, including us, have also taken precautions, such as requiring employees to work remotely and imposing travel restrictions, while some other businesses have been required to close entirely. Moreover, we face significant risks to our personnel and operations due to the COVID-19 pandemic. Our crews face risk of exposure to COVID-19 as a result of travel to ports in which cases of COVID-19 have been reported. Our shore-based personnel likewise face risk of such exposure, as we maintain offices in areas that have been impacted by the spread of COVID-19.
Measures against COVID-19 in a number of countries have restricted crew rotations on our vessel and other vessels we may acquire, which may continue or become more severe. As a result, in 2021, vessel operators experienced and may continue to experience disruptions to normal vessel operations caused by increased deviation time associated with positioning vessels to countries in which they can undertake a crew rotation in compliance with such measures. Our crews generally work on a rotation basis, relying exclusively on international air transport for crew changes plan fulfillment. Any such disruptions could impact the cost of rotating our crew further, and possibly impact our ability to maintain a full crew synthesis onboard our vessel and other vessels we may acquire at any given time. Delays in crew rotations have furthermore led to issues with crew fatigue and may continue to do so, which may result in delays or other operational issues. Additionally, we are particularly vulnerable to our crew members getting sick, as if even one of our crew members gets sick, local authorities could require us to detain and quarantine the vessel and its crew for an unspecified amount of time, disinfect and fumigate the vessel and cargo onboard, or take similar precautions, which would add costs, decrease our utilization, and substantially disrupt our cargo operations. We expect to incur increased expenses due to incremental fuel consumption and days in which our vessel and other vessels we may acquire are unable to earn revenue in order to deviate to certain ports on which we would ordinarily not call during a typical voyage. We may also incur additional expenses associated with testing, personal protective equipment, quarantines, and travel expenses such as airfare costs in order to perform crew rotations in the current environment.
COVID-19 and measures in place against the spread of the virus have led to a more difficult environment with regards to the disposal of vessels given the challenges presented for the physical inspection of vessels. The initial outbreak of COVID-19 has also resulted in reduced industrial activity in China, with temporary closures of factories and other facilities, labor shortages and restrictions on travel, which rebounded following the gradual easing of the restrictions. The recent lockdowns in certain cities in China have resulted in port congestion, delays, temporary closures of shipyards and further continuation or expansion of these lockdowns may cause disruptions in the global economy.
Epidemics may also affect personnel operating payment systems through which we receive revenues from the chartering of our vessel and other vessels we may acquire or pay for our expenses, resulting in delays in payments. Organizations across industries, including ours, are rightly focusing on their employees’ well-being, while making sure that their operations continue undisrupted and at the same time, adapting to the new ways of operating.
Effects of the current pandemic may also in the future result in reduced access to capital, including the ability to refinance any existing obligations, as a result of any credit tightening generally or due to continued declines in global financial markets, including to the prices of publicly traded securities of us, our peers and of listed companies generally. We note that future impacts cannot be reasonably estimated at this time, may take some time to materialize and may not be fully reflected in the results for the year ended December 31, 2021.
At present, it is not possible to ascertain the overall impact of COVID-19 on our business. However, the occurrence of any of the foregoing events or other epidemics or an increase in the severity or duration of the COVID-19 or other epidemics could have a material adverse effect on our business, results of operations, cash flows, financial condition, value of our vessel and other vessels we may acquire, and ability to pay dividends.
The extent of the COVID-19 outbreak’s effect on our operational and financial performance will depend on future developments, including the duration, spread and intensity of the outbreak, any resurgence or mutation of the virus, the continued availability of vaccines and their global deployment, the development of effective treatments, the imposition of effective public safety and other protective measures and the public’s response to such measures. There continues to be a high level of uncertainty relating to how the pandemic will evolve, how governments and consumers will react and progress on the approval and distribution of vaccines, all of which are uncertain and difficult to predict considering the rapidly evolving landscape. As a result, the ultimate severity of the COVID-19 outbreak is uncertain at this time and therefore we cannot predict the impact it may have on our future operations, which impact could be material and adverse, particularly if the pandemic continues to evolve into a severe worldwide health crisis.

Our current fleet is mostly dependent on spot or index-linked charters, which are highly volatile, and any decrease in spot charter rates or indexes in the future may adversely affect our earnings.
We currently operate our dry bulk vessel on a time charter whose daily rate is linked to the Baltic Capesize Index, or BCI. Furthermore, we may operate our current vessel or any other vessels we may acquire in the spot market or index-linked time charters.
Accounting for future acquisitions, although the number of vessels in our fleet that participate in the spot market or have index-linked charters will vary from time to time, we anticipate that a significant portion of our fleet will be affected by the spot market or the relevant index rates. As a result, our financial performance will be significantly affected by conditions in the spot market or the relevant index rates and only vessels that would operate under fixed-rate time charters would, during the period in which such vessels operate under such time charters, would provide a fixed source of revenue to us.
Historically spot charter rates and charter indexes have been volatile as a result of the many conditions and factors that can affect the price, supply of and demand for capacity. Furthermore, charter hire rates for product tankers may fluctuate significantly based upon demand for seaborne transportation of crude oil and petroleum products. World oil demand is influenced by many factors, including international economic activity (including reactions to any economic or health crises); geographic changes in oil production, processing, and consumption; oil price levels; inventory policies of the major oil and oil trading companies; and strategic inventory policies of countries such as the United States and China.
The successful operation of our vessel and other vessels we may acquire in the competitive spot charter market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. The spot market is very volatile, and, in the past, there have been periods when spot rates have declined below the operating cost of vessels. If future spot charter rates or the relevant indexes decline, then we may be unable to operate our vessel and other vessels we may acquire that are trading in the spot market or on index-linked charters profitably or to meet our other obligations, including payments on indebtedness. Furthermore, as charter rates for spot charters are fixed for a single voyage, which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.
Additionally, if the spot market rates or short-term time charter rates become significantly lower than the time charter equivalent rates that some of our charterers are obligated to pay us under our existing charters, the charterers may have incentive to default under that charter or attempt to renegotiate the charter. If our charterers fail to pay their obligations, we would have to attempt to re-charter our vessel at lower charter rates, which would affect our ability to comply with our loan covenants and operate our vessel profitably. If we are not able to comply with our loan covenants and our lenders choose to accelerate our indebtedness and foreclose their liens, we could be required to sell vessels in our fleet and our ability to continue to conduct our business would be impaired.
An over-supply of tanker or dry bulk vessel capacity may depress the current charter rates and vessel values and, in turn, adversely affect our profitability.
The current order book for tanker vessels represents a significant percentage of the existing fleet; however the percentage of the total tanker fleet on order as a percent of the total fleet declined from 20% at the start of 2016 to 6% as of the beginning of June 2022. If the capacity of new ships delivered exceeds the capacity of tankers being scrapped and lost, tanker capacity will increase. If the supply of tanker capacity increases and if the demand for tanker capacity does not increase correspondingly, charter rates and vessel values could materially decline. If we enter the tanker sector and such a reduction occurs, we would only be able to recharter such vessels at reduced or unprofitable rates as their current charters expire, or we would not be able to charter such vessels at all, which would then lead to a material adverse effect on our results of operations.
The market supply of dry bulk vessels had increased due to the high level of new deliveries in recent years. Dry bulk newbuildings were delivered in significant numbers starting at the beginning of 2006 and continued to be delivered in significant numbers through 2017. In addition, the dry bulk newbuilding orderbook, extending up to 2024, was approximately 6.62% of the existing world dry bulk fleet as of May 31, 2022, according to Clarksons Research, and the orderbook may increase further in proportion to the existing fleet. Even though the overall level of the orderbook has declined over the past years, an over-supply of dry bulk vessel capacity could depress the current charter rates.

Factors that influence the supply of dry bulk or tanker vessel capacity include:
•	number of new vessel deliveries;
•	scrapping rate of older vessels;
•	vessel casualties;
•	price of steel;
•	number of vessels that are out of service;
•	vessels’ average speed;
•	changes in environmental and other regulations that may limit the useful life of vessels; and
•	port or canal congestion.
If vessel capacity increases but the demand for vessel capacity does not increase or increases at a slower rate, charter rates could materially decline, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.
If economic conditions throughout the world decline, it will negatively impact our results of operations, financial condition and cash flows, and could cause the market price of our common shares to decline.
The world economy is facing a number of actual and potential challenges, including the war between Ukraine and Russia, current trade tension between the United States and China, political instability in the Middle East and the South China Sea region and other geographic countries and areas, terrorist or other attacks, war (or threatened war) or international hostilities, such as those between the United States and North Korea or Iran, and epidemics or pandemics, such as COVID-19. For example, due in part to fears associated with the spread of COVID-19 (as more fully described above), global financial markets experienced significant volatility which may continue as the pandemic evolves or a new COVID-19 variant emerges. The recent lockdowns in certain cities in China have resulted in port congestion, delays, temporary closures of shipyards and further continuation or expansion of these lockdowns may cause disruptions in the global economy. In addition, the continuing war in Ukraine led to increased economic uncertainty amidst fears of a more generalized military conflict or significant inflationary pressures, due to the increases in fuel and grain prices following the sanctions imposed on Russia. Whether the present dislocation in the markets and resultant inflationary pressures will transition to a long-term inflationary environment is uncertain, and the effects of such a development on charter rates, vessel demand and operating expenses in the sector in which we operate are uncertain. The initial effect of the invasion in Ukraine on the dry bulk freight market ranged from neutral to positive, despite the short-term volatility in charter rates and increases on specific items of operating costs, mainly in the context of increased crew costs. On the tanker market, the sanctions imposed from EU to Russia affected imports of crude oil and petroleum products. This had a positive effect on the tankers’ charter market, as Europe had to import these amounts of crude oil and petroleum products from other sources of greater distance, increasing the overall ton-mile demand. If these conditions though are sustained, the longer-term net impact on both the dry bulk and tanker freight market and our business would be difficult to predict with any degree of accuracy. Such events may have unpredictable consequences, and contribute to instability in the global economy, a decrease in supply or cause a decrease in worldwide demand for certain goods and, thus, shipping. We cannot predict how long current market conditions will last.
The European Union, or EU, and other parts of the world were recently in a recession and uncertainty surrounds the potential for continued economic growth. Moreover, there is uncertainty related to certain European member countries' ability to refinance their sovereign debt, including Greece, despite the country's return to the sovereign debt markets in 2019. As a result, the credit markets in the United States and Europe have recently experienced significant contraction, deleveraging and reduced liquidity, and the U.S. federal and state governments and European authorities have implemented a broad variety of governmental action and new regulation of the financial markets and may implement additional regulations in the future. As a result, global economic conditions and global financial markets have been, and continue to be, volatile. Further, credit markets and the debt and equity capital markets have been distressed and the uncertainty surrounding the future of the global credit markets has resulted in reduced access to credit worldwide.

In Europe, large sovereign debts and fiscal deficits, low growth prospects and high unemployment rates in a number of countries have contributed to the rise of Euroskeptic parties, which would like their countries to leave the Euro. The withdrawal of the U.K. from the European Union, or Brexit, further increases the risk of additional trade protectionism. Brexit, or similar events in other jurisdictions, could continue to impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business, cash flows and operations.
In addition, the recent economic slowdown in the Asia Pacific region, particularly in China, may exacerbate the effect of the weak economic trends in the rest of the world. Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The quarterly year-over-year growth rate of China's GDP was approximately 8.1% for the year ended December 31, 2021, 2.3% for the year ended December 31, 2020 and 6.0% for the year ended December 31, 2019. It is possible that China and other countries in the Asia Pacific region will continue to experience volatile, slowed or even negative economic growth in the near future. Changes in the economic conditions of China, and changes in laws or policies adopted by its government or the implementation of these laws and policies by local authorities, including with regards to tax matters and environmental concerns (such as achieving carbon neutrality), could affect our vessel that is either chartered to Chinese customers or that call to Chinese ports, our vessel that undergoes dry docking at Chinese shipyards and the financial institutions with whom we have entered into financing agreements, and could have a material adverse effect on our business, results of operations and financial condition.
Furthermore, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In particular, as indicated, the United States has sought to implement more protective trade measures. There is significant uncertainty about the future relationship between the United States, China, and other exporting countries, including with respect to trade policies, treaties, government regulations, and tariffs. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (i) the cost of goods exported from regions globally, particularly from the Asia-Pacific region, (ii) the length of time required to transport goods and (iii) the risks associated with exporting goods. Such increases may further reduce the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on our charterers' business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations, financial condition and cash flows.
We face risks attendant to the trends in the global economy, such as changes in interest rates, instability in the banking and securities markets around the world, the risk of sovereign defaults, reduced levels of growth, and trade protectionism, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate worldwide may adversely affect our business or impair our ability to borrow under our loan agreements or any future financial arrangements. We cannot predict how long the current market conditions will last. However, these recent and developing economic and governmental factors, together with depressed charter rates and vessel values, may have a material adverse effect on our results of operations, financial condition or cash flows and the trading price of our common shares. In the absence of available financing, we may also be unable to complete vessel acquisitions, take advantage of business opportunities or respond to competitive pressures.
Terrorist attacks and international hostilities could affect our business, results of operations, cash flows and financial condition.
Continuing war and recent developments in Ukraine, the Middle East, including tensions between the U.S. and Iran, as well as other geographic countries and areas, terrorist or other attacks, and war (or threatened war) or international hostilities, such as the ones currently in progress between Russia and Ukraine, China and Taiwan, or the U.S. and North Korea, have recently and may in the future lead to armed conflict or acts of terrorism around the world, which may contribute to further economic instability in the global financial markets and international commerce.
The war between Russia and Ukraine may lead to further regional and international conflicts or armed action at an international level. This war has disrupted supply chains and cause instability in the energy markets and the global economy, with effects on shipping freight rates, which have experienced volatility. The United States and the European Union, among other countries, have announced various economic sanctions against Russia. The ongoing war could result in the imposition of further economic sanctions by the United States and the European Union or other countries against Russia, trade tariffs or embargoes with uncertain impacts on the markets in which we operate. While much uncertainty remains regarding the global impact of the war in Ukraine, it is possible that such tensions could adversely affect our business, financial condition, results of operation and cash flows. Since we employ Ukrainian and Russian seafarers, we may face problems in relation to their employment, repatriation, salary payments and be subject to claims to this respect. Moreover, we will be subject to additional insurance premiums in case we transit through or call to any port or area designated as listed areas by the Joint War Committee or other organizations. Furthermore, it is possible that third parties with whom we have charter contracts may be impacted by events in Russia and Ukraine, which could adversely affect our operations.
These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. The ongoing war in Ukraine has resulted in missile attacks on commercial vessels in the Black Sea. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea, the Gulf of Aden off the coast of Somalia, and in particular, the Gulf of Guinea region off Nigeria, which experienced increased incidents of piracy in recent years. Any of these occurrences could have a material adverse impact on our operating results.
Risks associated with operating ocean-going vessels could affect our business and reputation, which could adversely affect our revenues and expenses.
The operation of an ocean-going vessel carries inherent risks. These risks include the possibility of:
•	crew strikes and/or boycotts;
•	the damage or destruction of vessels due to marine disaster;
•	piracy or other detentions;
•	environmental accidents;
•	cargo and property losses or damage; and
•	business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions.
Any of these circumstances or events could increase our costs or lower our revenues. Such circumstances could result in death or injury to persons, loss of property or environmental damage, delays in the delivery of cargo, loss of revenues from or termination of charter contracts, governmental fines, penalties or restrictions on conducting business, litigation with our employees, customers or third parties, higher insurance rates, and damage to our reputation and customer relationships generally. Although we maintain hull and machinery and war risks insurance, as well as protection and indemnity insurance, which may cover certain risks of loss resulting from such occurrences, our insurance coverage may be subject to deductibles, caps or not cover such losses and any of these circumstances or events could increase our costs or lower our revenues. The involvement of our vessel and other vessels we may acquire in an environmental disaster may harm our reputation as a safe and reliable vessel owner and operator. Any of these results could have a material adverse effect on business, results of operations and financial condition, as well as our cash flows.
Any decrease in shipments of crude oil from the Arabian Gulf or the Atlantic basin may adversely affect our financial performance, if we enter the crude oil tanker sector.
The demand for oil tankers derives primarily from demand for Arabian Gulf and Atlantic basin (West Africa, United States, Brazil, North Sea, Guyana and other) crude oils, which, in turn, primarily depend on the economies of the world’s industrial countries and competition from alternative energy sources. A wide range of economic, social and other factors can significantly affect the strength of the world’s industrial economies and their demand for Arabian Gulf and Atlantic basin crude oil.
Among the factors that could lead to a decrease in demand for exported Arabian Gulf and Atlantic basin crude oil are:
•	increased use of existing and future crude oil pipelines in the Arabian Gulf or Atlantic basin regions;
•	increased demand for crude oil in the Arabian Gulf or Atlantic basin regions;
•	a decision by OPEC or other petroleum exporters to increase their crude oil prices or to further decrease or limit their crude oil production;

•	any increase in refining of crude into petroleum products for domestic consumption or export;
•	armed conflict or acts of piracy in the Arabian Gulf or Atlantic basin including West Africa and political or other factors;
•	economic and pandemic related crises that decrease oil demand generally;
•	changes to oil production in other regions, such as the United States, Russia and Latin America; and
•	the development and the relative costs of nuclear power, natural gas, coal and other alternative sources of energy.
Any significant decrease in shipments of crude oil from the Arabian Gulf or Atlantic basin may materially adversely affect our financial performance.
If we enter the tanker sector, a decrease in the level of China’s imports of crude oil or petroleum products or a decrease in oil trade globally could have a material adverse impact on our potential charterers’ business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.
China imports significant quantities of crude oil and trades significant quantities of petroleum products. For example, in 2016, China imported about 354 million tons of crude oil by sea compared with crude oil imports to the United States of about 238 million tons. In 2018, China imported 412 million tons crude oil by sea (the United States imported 203 million tons by sea; 2018 is the latest available full year data for imports by sea). Total crude imports for China were 462 million tons in 2018 and 542 million tons in 2020. For comparison purposes, total crude imports for the United States were 308 million tons in 2018 and 260 million tons in 2020. The Acquisition Vessels may be deployed by our charterers on routes involving crude oil and petroleum product trades in and out of emerging markets, and our charterers’ oil shipping and business revenue may be derived from the shipment of goods within and to the Asia Pacific region from various overseas export markets. Any reduction in or hindrance to China-based importers could have a material adverse effect on the growth rate of China’s imports and on our charterers’ business. For instance, the government of China has implemented economic policies aimed at reducing pollution and increasing the strategic stock piling of crude oil. Should these policies change, this may have the effect of reducing crude oil imports or petroleum product exports and may, in turn, result in a decrease in demand for oil shipping. Additionally, though in China there is an increasing level of autonomy and a gradual shift in emphasis to a “market economy” and enterprise reform, many of the reforms, particularly some limited price reforms that result in the prices for certain commodities being principally determined by market forces, are unprecedented or experimental and may be subject to revision, change or abolition. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government. Although China exerts a large effect on the seaborne market for crude oil and petroleum products, any decreases in trade in those commodities by any of the countries in other major trading regions in North America, Europe and Asia could depress time charter rates which could have a material adverse effect on our business, results of operations, financial condition and our ability to pay cash distributions to our shareholders.
If we were to enter the tanker sector, our operations would expose us to the risk that increased trade protectionism from China, the United States or other nations will adversely affect our business. If the global recovery is undermined by downside risks and the recent economic downturn returns, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing the demand for shipping. Specifically, increasing trade protectionism in the markets that our charterers serve may cause (i) a decrease in cargoes available to our charterers in favor of Chinese charterers and Chinese owned ships and (ii) an increase in the risks associated with importing goods to China. Any increased trade barriers or restrictions on trade, especially trade with China, would have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. The results of the 2020 presidential election in the United States have created significant uncertainty about the future relationship between the United States, China and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. However, it is not yet clear how the new United States administration may deviate from the former administration’s foreign trade policies. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. This could have a material adverse effect on our business, results of operations, financial condition and our ability to pay cash distributions to our shareholders.

The employment of any tanker vessels we may acquire could be adversely affected by an inability to clear the Oil Majors’ vetting process, and we could be in breach of charter agreements.
The shipping industry is heavily regulated by international conventions, local laws and regulations, and industry-driven standards. This is particularly so with respect to the shipment of crude oil, refined petroleum products (clean and dirty), and bulk liquid chemicals. Compliance with industry-driven standards imposed upon tanker vessel owners and operators by the so-called “Oil Majors,” such as Exxon Mobil, BP p.l.c., Royal Dutch Shell p.l.c., Chevron, ConocoPhillips and Total S.A., together with a number of commodities traders are critical to the tanker industry. The Oil Majors represent a significant percentage of the production, trading, and shipping logistics (terminals) of crude oil and refined products worldwide and they have developed and implemented a strict, ongoing due diligence process for selecting commercial partners, referred to as “vetting.”
The vetting process is a sophisticated and comprehensive risk assessment of both vessels and vessel operators, including physical ship inspections, questionnaires completed and evaluated by accredited inspectors, and the production of risk assessment reports determining the suitability of vessels and vessel operators, as well as crewmembers, for hire by the Oil Majors.
While numerous factors are considered and evaluated prior to a vetting decision, the Oil Majors, through their association, Oil Companies International Marine Forum (“OCIMF”), have developed two basic tools for vetting: the Ship Inspection Report Programme (“SIRE”), and the Tanker Management and Self-Assessment (TMSA) programme. The former is a physical ship inspection based upon a thorough vessel inspection questionnaire and performed by accredited OCIMF inspectors, resulting in a report being logged on SIRE, while the latter is a more recent addition to the risk assessment tools used by the Oil Majors.
Based upon commercial risk, there are three levels of assessment used by Oil Majors:
•	terminal use, which clears a vessel to call at one of the Oil Major’s terminals;
•	voyage charter, which clears the vessel for a single voyage; and
•	period charter (or time charter), which clears the vessel for use for an extended period of time.
The depth and complexity of each of these levels of assessment varies. A potential charter agreement for any tanker vessels we may acquire would likely require that the applicable vessel have a valid SIRE report (less than six months old) in the OCIMF website as recommended by OCIMF. In addition, under the terms of many such charter agreements, the charterers require that such vessels and their technical managers be vetted and approved to transport crude oil or refined petroleum products (as applicable). The technical manager is responsible for obtaining and maintaining the vetting approvals required to successfully charter such vessels.
In the case of term charter relationships, additional factors are considered when awarding such contracts, including:
•	Office assessments and audits of the vessel operator;
•	The vessel operator’s environmental, health, and safety record;
•	Compliance with the standards of the IMO;
•
Compliance with Oil Majors’ codes of conduct, policies, and guidelines, including policies relating to transparency, anti-bribery and ethical conduct requirements, and relationships with third parties;

•	Compliance with heightened industry standards set by the Oil Majors;
•	Results of Port State Control inspections (see below);
•	Shipping industry relationships, reputation for customer services, and technical and operating expertise; and
•	Shipping experience and quality of ship operations, including cost-effectiveness and technical capability and experience of crewmembers.
Under the potential terms of any tanker charter agreements, both the vessels and the technical managers would likely be vetted and approved to transport petroleum products by multiple Oil Majors. Any failure to maintain such vessels to the standards required by the Oil Majors could put us in breach of a charter agreement and lead to termination of such agreement and, potentially, could give rise to impairment in the value of the vessels. Should we not be able to successfully clear the vetting process in such circumstances on an ongoing basis, the future employment of such vessels, as well as our ability to obtain charters, whether medium- or long-term, could be adversely affected. Such a situation may lead to the Oil Majors’ terminating any then-existing charters and refusing to use any vessels we may acquire in the future, which, which – in turn – would adversely affect our results of operations and cash flows.
Rising fuel prices may adversely affect our profits.
The cost of fuel is a significant factor in negotiating charter rates. As a result, an increase in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by members of OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations. Furthermore, fuel has and may become much more expensive in the future, including as a result of the developments in Ukraine and the sanctions against Russia, the imposition of sulfur oxide emissions limits in January 2020 and reductions of carbon emissions from January 2023 under new regulations adopted by the International Maritime Organization, or the IMO, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.
Upon redelivery of any vessels at the end of a period of time or voyage time charter, we may be obligated to repurchase bunkers on board at prevailing market prices, which could be materially higher than fuel prices at the inception of the charter period. However, given the current time charter agreement of our vessel and our chartering strategy, this cost is projected to be immaterial in the short to medium term. Our vessel and other vessels we may acquire may be chartered on the spot charter market in the future, either through trip charter contracts or voyage charter contracts. Voyage charter contracts generally provide that the vessel owner bears the cost of fuel in the form of bunkers, which is a material operating expense. We currently cannot guarantee that we will hedge our fuel costs on any prospective future voyage charters, and, therefore, an increase in the price of fuel may affect in a negative way our profitability and our cash flows.
Our revenues are subject to seasonal fluctuations, which could affect our operating results and ability to service our debt or pay dividends.
We operate our vessel in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. This seasonality may result in quarter-to-quarter volatility in our operating results. The dry bulk shipping and product tanker markets are typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials, with respect to dry bulk, and oil and petroleum products, with respect to tankers, in the northern hemisphere during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel schedules and supplies of certain commodities. As a result, our revenues may be weaker during the fiscal quarters ending March 31 and June 30, and, conversely, our revenues may be stronger in fiscal quarters ending September 30 and December 31. This seasonality should not affect our operating results if our vessel and other vessels we may acquire are employed on period time charters, but because our vessel and other vessels we may acquire are employed in the spot market or on index-linked charters, seasonality may materially affect our operating results and our ability to pay dividends, if any, in the future.
Climate change and greenhouse gas restrictions may be imposed.
Due to concern over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, the adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. For instance, the IMO imposed a global 0.5% sulfur cap on marine fuels which came into force on January 1, 2020. In addition, the IMO has adopted an initial strategy which identifies “levels of ambition” toward reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. These regulations and any additional regulations addressing similar goals could cause us to incur additional substantial expenses. See “Business Overview—Environmental and Other Regulations” for a discussion of these and other environmental regulations applicable to our operations.

In addition, although the emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change (this task was delegated under the Kyoto Protocol to the IMO for action), which required adopting countries to implement national programs to reduce emissions of certain gases, a new treaty may be adopted in the future that includes restrictions on shipping emissions. Compliance with changes in laws, regulations and obligations relating to climate change could increase our costs related to operating and maintaining our vessel and other vessels we may acquire and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.
Adverse consequences of climate change, including growing public concern about the environmental impact of climate change, may also adversely affect demand for our services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for coal in the future, one of the primary cargoes carried by our dry bulk vessel and other vessels we may acquire. In addition, the physical effects of climate change, including changes in weather patterns, extreme weather events, rising sea levels, and scarcity of water resources, may negatively impact our operations. Any long-term economic consequences of climate change could have a significant financial and operational adverse impact on our business that we cannot predict with certainty at this time.
Increased scrutiny of environmental, social and governance matters may impact our business and reputation.
In addition to the importance of their financial performance, companies are increasingly being judged by their performance on a variety of environmental, social and governance matters, or ESG, which are considered to contribute to the long-term sustainability of companies' performance.
A variety of organizations measure the performance of companies on such ESG topics, and the results of these assessments are widely publicized. In addition, investment in funds that specialize in companies that perform well in such assessments are increasingly popular, and major institutional investors have publicly emphasized the importance of such ESG measures to their investment decisions. Topics taken into account in such assessments include, among others, the company's efforts and impacts on climate change and human rights, ethics and compliance with law, and the role of the company's board of directors in supervising various sustainability issues.
In light of investors' increased focus on ESG matters, there can be no certainty that we will manage such issues successfully, or that we will successfully meet society's expectations as to our proper role. Any failure or perceived failure by us in this regard could have a material adverse effect on our reputation and on our business, share price, financial condition, or results of operations, including the sustainability of our business over time.
Our vessel and other vessels we may acquire may call on ports located in or may operate in countries that are subject to restrictions or sanctions imposed by the United States, the European Union or other governments that could result in fines or other penalties imposed on us and may adversely affect our reputation and the market price of our common shares.
During the year ended December 31, 2021, our vessel did not call on ports located in countries subject to comprehensive sanctions and embargoes imposed by the U.S. government or countries identified by the U.S. government or other authorities as state sponsors of terrorism; however, our vessel and other vessels we may acquire may call on ports in these countries from time to time in the future on our charterers’ instructions. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time.
We believe that we are currently in compliance with all applicable sanctions and embargo laws and regulations. In order to maintain compliance, we monitor and review the movement of our vessel on a daily basis.
We endeavor to provide that all or most of our future charters include provisions and trade exclusion clauses prohibiting the vessels from calling on ports where there is an existing U.S. embargo. Furthermore, as of the date hereof, neither the Company nor its subsidiaries have entered into or have any plans to enter into, directly or indirectly, any contracts, agreements or other arrangements with the governments of Iran, Syria, North Korea, Cuba or any entities controlled by the governments of these countries.

Due to the nature of our business and the evolving nature of the foregoing sanctions and embargo laws and regulations, there can be no assurance that we will be in compliance at all times in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or refrain from investing, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common shares may adversely affect the price at which our common shares trade. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessel and other vessels we may acquire, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third parties that are unrelated to those countries or entities controlled by their governments.
Sulfur regulations to reduce air pollution from ships have required retrofitting of vessels and may cause us to incur significant costs.
Since January 1, 2020, IMO regulations have required vessels to comply with a global cap on the sulfur in fuel oil used on board of 0.5%, down from the previous cap of 3.5%. The interpretation of “fuel oil used on board” includes use in main engine, auxiliary engines and boilers. Compliance with this regulation is achieved by (i) using 0.5% sulfur fuels on board, which are available at a higher cost; (ii) installing “scrubbers” for cleaning of the exhaust gas; or (iii) retrofitting vessels to be powered by liquefied natural gas (LNG), which may not yet be an economically viable option due to the lack of supply network and high costs involved in this process. The Capesize vessel comprising our initial fleet complies by burning low sulfur fuel (0.5% or 0.1%). All engineering officers, engineering crew and deck officers employed on our vessel since January 1, 2020 have been required to undergo training and complete a certain e-module regarding the use of low sulfur fuels. We have further developed ship specific implementation plans for safeguarding the smooth transition with the usage of compliant fuels for vessels we may acquire that will not be equipped with scrubbers. Costs of ongoing compliance may have a material adverse effect on our future performance, results of operations, cash flows and financial position. See “Business—Environmental and Other Regulations—The International Maritime Organization.”
We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our cash flows and net income.
Our business and the operation of our vessel and other vessels we may acquire are materially affected by government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration, including those governing oil spills, discharges to air and water, ballast water management, and the handling and disposal of hazardous substances and wastes. These requirements include, but are not limited to, EU regulations, the U.S. Oil Pollution Act of 1990, or OPA, the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, the U.S. Clean Air Act, including its amendments of 1977 and 1990, or the CAA, the U.S. Clean Water Act, or the CWA, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, and regulations of the IMO, including, but not limited to, the International Convention on Civil Liability for Oil Pollution Damage of 1969, as from time to time amended and generally referred to as CLC, the IMO International Convention for the Prevention of Pollution from Ships of 1973, as from time to time amended and generally referred to as MARPOL, including the designation of emission control areas, or ECAs, thereunder, the IMO International Convention for the Safety of Life at Sea of 1974, as from time to time amended and generally referred to as SOLAS, the IMO International Convention on Load Lines of 1966, as from time to time amended and generally referred to as the LL Convention, the International Convention on Civil Liability for Bunker Oil Pollution Damage, generally referred to as the Bunker Convention, the IMO’s International Management Code for the Safe Operation of Ships and for Pollution Prevention, generally referred to as the ISM Code, the International Convention for the Control and Management of Ships’ Ballast Water and Sediments, generally referred to as the BWM Convention, and the International Ship and Port Facility Security Code, or ISPS.

We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to the 0.5% sulfur cap on marine fuels, air emissions including greenhouse gases, the management of ballast water, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition and our available cash. Because such conventions, laws and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale price or useful life of vessels we may acquire in the future. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations.
Regulations relating to ballast water discharge may adversely affect our revenues and profitability.
The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the IOPP renewal survey, existing vessels constructed before September 8, 2017 must comply with the updated D-2 standard on or after September 8, 2019. For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ships constructed on or after September 8, 2017 are to comply with the D-2 standards on or after September 8, 2017. Vessels are required to meet the discharge standard D-2 by installing an approved Ballast Water Management System (or BWMS). Pursuant to the BWM Convention amendments that entered into force in October 2019, BWMSs installed on or after October 28, 2020 shall be approved in accordance with BWMS Code, while BWMSs installed before October 23, 2020 must be approved taking into account guidelines developed by the IMO or the BWMS Code. Ships sailing in U.S. waters are required to employ a type-approved BWMS which is compliant with USCG regulations. Amendments to the BWM Convention entered into force in June 2022 concerning commissioning testing of BWMS and the form of the International Ballast Water Management Certificate. Our Capesize vessel was drydocked during mid-April 2022 where a Ballast Water Treatment System was installed ensuring compliance with the new environmental regulations.
Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit, or VGP, program and U.S. National Invasive Species Act, or NISA, are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act, or VIDA, which was signed into law on December 4, 2018, requires that the U.S. Coast Guard develop implementation, compliance, and enforcement regulations regarding ballast water. On October 26, 2020, the EPA published a Notice of Proposed Rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA, and in November 2020, held virtual public meetings. The new regulations could require the installation of new equipment, which may cause us to incur substantial costs. Under VIDA, all provisions of the 2013 VGP and USCG ballast water regulations remain in force and effect as currently written until the EPA publishes standards and the corresponding Coast Guard regulations are published. The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to VIDA. Several U.S. states have added specific requirements to the Vessel General Permit and, in some cases, may require vessels to install ballast water treatment technology to meet biological performance standards.
Increased inspection procedures, tighter import and export controls and new security regulations could increase costs and disrupt our business.
International shipping is subject to security and customs inspection and related procedures in countries of origin, destination and trans-shipment points. Since the events of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security, such as the MTSA. These security procedures can result in delays in the loading, discharging or trans-shipment and the levying of customs duties, fines or other penalties against exporters or importers and, in some cases, vessels. Future changes to the existing security procedures may be implemented that could affect the dry bulk sector. These changes have the potential to impose additional financial and legal obligations on vessels and, in certain cases, to render the shipment of certain types of goods uneconomical or impractical. These additional costs could reduce the volume of goods shipped, resulting in a decreased demand for vessels and have a negative impact on our business, revenues and customer relations.
Acts of piracy on ocean-going vessels have increased in frequency, which could adversely affect our business.
Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, Strait of Malacca, Arabian Sea, Red Sea, Gulf of Aden off the coast of Somalia, Indian Ocean and Gulf of Guinea. Sea piracy incidents continue to occur, particularly in the South China Sea, the Indian Ocean, in the Gulf of Guinea and the Strait of Malacca, with dry bulk vessels particularly vulnerable to such attacks. Although the frequency of sea piracy worldwide has generally decreased since 2013, sea piracy incidents continue to occur. Acts of piracy could result in harm or danger to the crews that man our vessel and other vessels we may acquire. Additionally, if piracy attacks result in regions in which our vessel and other vessels we may acquire are deployed being characterized as “war risk” zones by insurers or if our vessel and other vessels we may acquire are deployed in Joint War Committee “war and strikes” listed areas, premiums payable for insurance coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew and security equipment costs, including costs which may be incurred to employ onboard security armed guards, could increase in such circumstances. Furthermore, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and is therefore entitled to cancel the charterparty, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention hijacking as a result of an act of piracy against our vessel and other vessels we may acquire, or an increase in cost, or unavailability, of insurance for our vessel and other vessels we may acquire could have a material adverse impact on our business, financial condition and results of operations.
Increasing growth of electric vehicles and renewable fuels could lead to a decrease in trading and the movement of crude oil and petroleum products worldwide.
The IEA noted in its Global EV Outlook 2022 that total electric cars registered worldwide grew from about 17,000 in 2010 to 16.5 million in 2021. Electric car sales in 2021 were 6.6 million, almost doubled from the previous year. This was due to the significant increase of public spending on subsidies and incentives for EVs in 2021. Meanwhile, China is accounted for half of the growth noted in 2021. According to the IEA, electric cars will represent more than 30% of vehicles sold globally in 2030 across all modes. The Paris-based oil organization also states that electric cars deployment suggests a displacement of 1.6 million barrels per day of oil by 2025, and 4.6 million barrels per day by 2030.
According to the EIA, diesel production from U.S. refineries grew from an average of 4.0 million barrels per day in 2009 to a maximum of 5.6 million barrels per day in December 2018 before declining during the pandemic. Production has been recovered to 5.0 million barrels per day as of March 2022. During the same period gasoline production from U.S. refineries grew from an average of 9.0 million barrels per day in 2009 to a maximum of 9.3 million barrels per day in 2019 before declining to 8.0 million barrels per day in 2020 during the pandemic. Production has since recovered to 8.9 million barrels per day as of March 2022. A growth in EVs or a slowdown in imports or exports of crude or petroleum products worldwide, may result in decreased demand for the Acquisition Vessels and lower charter rates, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to make cash distributions.
The operation of dry bulk and tanker vessels has particular operational risks.
The operation of dry bulk vessels has certain unique risks. With a dry bulk vessel, the cargo itself and its interaction with the vessel can be an operational risk. By their nature, dry bulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, dry bulk vessels are often subjected to battering treatment during discharging operations with grabs, jackhammers (to pry encrusted cargoes out of the hold) and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during discharging procedures may affect a vessel's seaworthiness while at sea. Hull fractures in dry bulk vessels may lead to the flooding of the vessels' holds. If a dry bulk vessel suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel's bulkheads, leading to the loss of a vessel. Meanwhile, the operation of tankers has also unique operational risks associated with the transportation of oil and petroleum products. An oil spill may cause significant environmental damage, and the associated costs could exceed the insurance coverage available to us. Compared to other types of vessels, tankers, due to the essence of the commodities transported and their high flammability, are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause. If we are unable to adequately maintain our vessel and other vessels we may acquire, we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business, financial condition, and results of operations.

If our vessel and other vessels we may acquire fail to maintain their class certification or fail any annual survey, intermediate survey, or special survey, or if any scheduled class survey takes longer or is more expensive than anticipated, this could have a material adverse impact on our financial condition and results of operations.
The hull and machinery of every commercial vessel must be certified by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the SOLAS.
A vessel must undergo annual, intermediate and special surveys. The vessel's machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. At the beginning, in between and in the end of this cycle, every vessel is required to undergo inspection of her underwater parts that usually includes dry-docking. These surveys and dry-dockings can be costly and can result in delays in returning a vessel to operation.
If any vessel does not maintain its class, the vessel will not be allowed to carry cargo between ports and cannot be employed or insured. Any such inability to carry cargo or be employed, or any related violation of the covenants under our loans or other financing agreements, could have a material adverse impact on our financial condition and results of operations.
Because seafaring employees we employ are covered by industry-wide collective bargaining agreements, failure of industry groups to renew those agreements may disrupt our operations and adversely affect our earnings.
We employ a large number of seafarers. All the seafarers employed on the initial vessel comprising our fleet and other vessels we may acquire are covered by industry-wide collective bargaining agreements that set minimum standards in wages and labor conditions. We cannot assure you that these agreements will be renewed as necessary or will prevent labor interruptions. Any labor interruptions could disrupt our operations and harm our financial performance.
Maritime claimants could arrest or attach our vessel and other vessels we may acquire, which could interrupt our cash flows.
Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of our vessel and other vessels we may acquire could interrupt our cash flow and require us to pay large sums of funds to have the arrest lifted, which would have a material adverse effect on our financial condition and results of operations.
In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against our vessel and other vessels we may acquire for claims relating to another vessel we may acquire.
Governments could requisition our vessel and other vessels we may acquire during a period of war or emergency, which could negatively impact our business, financial condition, results of operations, and available cash.
A government could requisition for title or hire our vessel and other vessels we may acquire. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Also, a government could requisition a vessel for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of our vessel and other vessels we may acquire could have a material adverse effect on our financial condition and results of operations.
Risks Relating to Our Company
The market values of our vessel and other vessels we may acquire may decrease, which could limit the amount of funds that we can borrow in the future, trigger breaches of certain financial covenants under any future loan agreements and other financing agreements, and we may incur an impairment or, if we sell vessels following a decline in their market value, a loss.
Due to the volatile nature of ton-mile demand and the increase in the tanker fleet since 2010 the market values of the Acquisition Vessels and any contracted newbuildings and of tankers generally have also exhibited considerable volatility. From 2010 until today, smaller product tanker yard resale prices have fluctuated from $32 million in October 2012 to $41 million in June 2022. As regards capesize dry bulk carriers, from 2010 until today, Capesize yard resale prices have fluctuated from $35 million in February 2016 to $74 million in April 2010.

The fair market values of our vessel and other vessels we may acquire are related to prevailing freight charter rates. While the fair market value of vessels and the freight charter market have a very close relationship as the charter market moves from trough to peak, the time lag between the effect of charter rates on market values of ships can vary. A decrease in the market value of our vessel and other vessels we may acquire could require us to raise additional capital in order to remain compliant with our loan covenants or the covenants in the other financing agreements and could result in the loss of our vessel and other vessels we may acquire (including, through foreclosure by our lenders and lessors) and adversely affect our earnings and financial condition.
The fair market value of our vessel and other vessels we may acquire is dependent on other factors as well including:
•	prevailing levels of charter rates;
•	general economic and market conditions affecting the shipping industry, including changes in global dry cargo commodity supply;
•	competition from other shipping companies;
•	types, sizes and age of vessels;
•	sophistication and condition of the vessels;
•	advances in efficiency, such as introduction of autonomous vessels;
•	where the vessel was built and as-built specifications;
•	lifetime maintenance record;
•	supply and demand for vessels;
•	number of newbuilding deliveries;
•	number of vessels scrapped or otherwise removed from the world fleet;
•	changes in environmental and other regulations that may limit the useful life of vessels;
•	decreased costs and increases in use of other modes of transportation;
•	cost of newbuildings or secondhand vessel acquisitions;
•	whether the vessel is equipped with scrubbers or not;
•	global economic or pandemic related crises;
•	governmental and other regulations, including environmental regulations;
•	ability of buyers to access financing and capital;
•	technological advances; and
•
the cost of retrofitting or modifying existing ships to respond to technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise.

In addition, as vessels grow older, they generally decline in value. If the fair market value of our vessel and other vessels we may acquire declines, we may not be in compliance with certain covenants in future loan agreements and other financing agreements, and our future lenders or lessors could accelerate our indebtedness or require us to pay down our indebtedness to a level where we are again in compliance with the covenants under our future loans and other financing agreements. If any of our future loans and other financing agreements are accelerated, we may not be able to refinance our debt or obtain additional funding. We expect that we will enter into future loan agreements and other financing agreements in connection with our future acquisitions of vessels.
In addition, if vessel values decline, we may have to record an impairment adjustment in our financial statements, which could adversely affect our financial results. Furthermore, if we sell our current vessel or one or more of the vessels we may acquire at a time when vessel prices have fallen, the sale price may be less than the vessel's carrying value on our carve-out financial statements, resulting in a loss on sale or an impairment loss being recognized, leading to a reduction in earnings.

Our current fleet consists of one Capesize drybulk vessel. Any limitation in the availability or operation of this vessel could have a material adverse effect on our business, results of operations and financial condition.
Our current fleet consists of one Capesize drybulk vessel. Until we identify and acquire additional vessels, we will depend upon this one vessel for all of our revenue. If our vessel is unable to generate revenues as a result of off-hire time, early termination of the applicable time charter or otherwise, our business, results of operations, financial condition and ability to pay dividends could be materially adversely affected. Our vessel is employed on a time charter contract and until we identify and acquire additional vessels, we will rely upon one charterer for all of our revenue.
If we fail to manage our planned growth properly, we may not be able to successfully expand our fleet.
Our fleet currently consists of one vessel and we may acquire additional vessels in the future, including the Acquisition Vessels. Further, we intend to expand our fleet into other seaborne transportation sectors depending on available opportunities. Our ability to manage our planned growth will primarily depend on our ability to:
•	generate excess cash flow so that we can invest without jeopardizing our ability to cover current and foreseeable working capital needs, including debt service;
•	finance our operations;
•	identify opportunities to enter other seaborne transportation sectors;
•	locate and acquire suitable vessels;
•	identify and consummate acquisitions or joint ventures;
•	integrate any acquired businesses or vessels, including those operating in sectors in which we do not currently operate, successfully with our existing operations;
•	hire, train and retain qualified personnel and crew to manage and operate our growing business and fleet; and
•	expand our customer base, including in new sectors.
Growing any business by acquisitions presents numerous risks such as obtaining acquisition financing on acceptable terms or at all, undisclosed liabilities and obligations, difficulty in obtaining additional qualified personnel, managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. We may not be successful in executing our growth plans and we may incur significant additional expenses and losses in connection therewith.
We may be unable to obtain financing for the acquisition of the Acquisition Vessels or any other vessels we may acquire.
We are in discussions with the Sellers to acquire [_] tankers for an aggregate purchase price of $[_]. The purchase price for each vessel will be payable upon its delivery to us and all vessels are expected to be delivered by the end of 2022. We intend to finance this acquisition with a combination of cash on hand, the net proceeds of this offering, other financing we may seek to arrange or a new credit facility for which we expect to obtain a commitment letter prior to the consummation of this offering. Separate memoranda of agreements are expected to be entered into with the Sellers. We may be unable to obtain the necessary financing for the acquisition of these vessels or any other vessels we may acquire on attractive terms or at all. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our purchase price payment obligations and complete the acquisition of such vessels and expand the size of our fleet. If we fail to fulfill our commitments thereunder, due to an inability to obtain financing or otherwise, we may also be liable for damages for breach of contract. Our failure to obtain the funds for these capital expenditures could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows.
The delivery of the Acquisition Vessels we intend to acquire is conditioned upon satisfaction of a number of conditions that are beyond our control; and as such the acquisition may not be consummated and we will incur transaction costs regardless of whether the acquisition is consummated.
The delivery of the Acquisition Vessels is conditioned upon satisfaction of certain conditions, including without limitation the entering into definite documentation, the satisfaction of many of which are beyond our control. If the acquisition is not consummated, transaction costs, including costs of advisors and the use of key management personnel’s time and attention, will have been incurred without the expected benefits and at the expense of other business opportunities.

In addition, there will be no realization of any of the expected benefits of having completed the acquisition and failure to complete the transaction could result in a decline of our market share price.
If any of the above risks materialize, it could negatively affect our business, results of operation and financial condition.
Newbuilding projects are subject to risks that could cause delays.
We may enter into newbuilding contracts in connection with our vessel acquisition strategy. Newbuilding construction projects are subject to risks of delay inherent in any large construction project from numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, design or engineering changes and work stoppages and other labor disputes, adverse weather conditions or any other events of force majeure. A shipyard’s failure to deliver a vessel on time may result in the delay of revenue from the vessel. Any such failure or delay could have a material adverse effect on our operating results.
We may acquire additional vessels in the future, including the Acquisition Vessels, and if those vessels are not delivered on time or are delivered with significant defects, our earnings and financial condition could suffer.
We may acquire vessels in the future including but not limited to the Acquisition Vessels. A delay in the delivery of any vessels to us, the failure of the contract counterparty to deliver a vessel at all, or us not taking delivery of a vessel could cause us to breach our obligations under a related time charter or could otherwise adversely affect our financial condition and results of operations. In addition, the delivery of any vessel with substantial defects could have similar consequences.
Substantial debt levels could limit our flexibility to obtain additional financing and pursue other business opportunities.
Following the Spin-Off, we will have $5.0 million of outstanding debt. Moreover, we anticipate that we will incur future indebtedness in connection with the acquisition of additional vessels, although there can be no assurance that we will be successful in identifying further vessels or securing such debt financing. Significant levels of debt could have important consequences to us, including the following:
•
our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired, or such financing may be unavailable on favorable terms, or at all;

•
we may need to use a substantial portion of our cash from operations to make principal and interest payments on our bank debt and financing liabilities, reducing the funds that would otherwise be available for operations, future business opportunities and any future dividends to our shareholders;

•	our debt level could make us more vulnerable to competitive pressures or a downturn in our business or the economy generally than our competitors with less debt; and
•	our debt level may limit our flexibility in responding to changing business and economic conditions.
Our ability to service our indebtedness will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control, as well as the interest rates applicable to our outstanding indebtedness. If our operating income is not sufficient to service our indebtedness, we will be forced to take actions, such as reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt or seeking additional equity capital. We may not be able to effect any of these remedies on satisfactory terms, or at all. In addition, a lack of liquidity in the debt and equity markets could hinder our ability to refinance our debt or obtain additional financing on favorable terms in the future.

Our loan agreement contains, and we expect that other future loan agreements and financing arrangements will contain, restrictive covenants that may limit our liquidity and corporate activities, which could limit our operational flexibility and have an adverse effect on our financial condition and results of operations.
Our loan agreement contains, and we expect that other future loan agreements and financing arrangements will contain, customary covenants and event of default clauses, financial covenants, restrictive covenants and performance requirements, which may affect operational and financial flexibility. Such restrictions could affect, and in many respects limit or prohibit, among other things, our ability to pay dividends, incur additional indebtedness, create liens, sell assets, or engage in mergers or acquisitions. These restrictions could limit our ability to plan for or react to market conditions or meet extraordinary capital needs or otherwise restrict corporate activities. There can be no assurance that such restrictions will not adversely affect our ability to finance our future operations or capital needs.
As a result of these restrictions, we may need to seek permission from our lenders and other financing counterparties in order to engage in some corporate actions. Our lenders' and other financing counterparties' interests may be different from ours and we may not be able to obtain their permission when needed. This may prevent us from taking actions that we believe are in our best interests, which may adversely impact our revenues, results of operations and financial condition.
A failure by us to meet our payment and other obligations, including our financial covenants and any security coverage requirements, could lead to defaults under our financing arrangements. Likewise, a decrease in vessel values or adverse market conditions could cause us to breach our financial covenants or security requirements (the market values of dry bulk vessels have generally experienced high volatility). In the event of a default that we cannot remedy, our lenders and other financing counterparties could then accelerate their indebtedness and foreclose on the respective initial vessel comprising our fleet and other vessels we may acquire. The loss of our vessel and other vessels we may acquire could have a material adverse effect on our business, results of operations and financial condition.
Any loan agreements and financing arrangements we may enter into in the future are expected to contain cross-default provisions, pursuant to which a default by us under a loan and the refusal of any one lender or financing counterparty to grant or extend a waiver could result in the acceleration of our indebtedness under any other loans and financing agreements we have entered into.
There can be no assurance that we will obtain waivers, deferrals and amendments of certain financial covenants, payment obligations and events of default under our loan facilities with our lenders in the future, if needed.
We depend on officers and directors who are associated with Seanergy, which may create conflicts of interest.
Our officers and directors have fiduciary duties to manage our business in a manner beneficial to us and our shareholders. However, Stamatios Tsantanis, who serves as our Chairman and Chief Executive Officer, is also the Chairman and Chief Executive Officer of Seanergy. In addition, Stavros Gyftakis, who serves as our Chief Financial Officer and as a director, is the Chief Financial Officer of Seanergy, and Christina Anagnostara and Ioannis Kartsonas, who serve as independent directors, also serve as directors of Seanergy. These officers and directors have fiduciary duties and responsibilities to manage the business of Seanergy in a manner beneficial to it and its shareholders and may have conflicts of interest in matters involving or affecting us and our customers or shareholders, or when faced with decisions that could have different implications for Seanergy than they do for us. The resolution of these potential conflicts may not always be in our best interest or that of our shareholders and could have a material adverse effect on our business, results of operations, cash flows and financial condition.
Purchasing and operating secondhand vessels, such as our current vessel and other vessels we may acquire, may result in increased operating costs and vessel off-hire, which could adversely affect our financial condition and results of operations.
Our current vessel is a secondhand vessel, as are the Acquisition Vessels. Our inspection of this vessel or other secondhand vessels prior to purchase does not provide us with the same knowledge about their condition and the cost of any required or anticipated repairs that we would have had if these vessels had been built for and operated exclusively by us. We have not received in the past, and do not expect to receive in the future, the benefit of warranties on any second-hand vessels we acquire.
As our current vessel or other secondhand vessels we may acquire age, they may become less fuel efficient and costlier to maintain and will not be as advanced as recently constructed vessels due to improvements in design, technology and engineering, including improvements required to comply with government regulations. Rates for cargo insurance, paid by charterers, also increase with the age of a vessel, making older vessels less desirable to charterers.
In addition, charterers actively discriminate against hiring older vessels. Rightship, the ship vetting service founded by Rio Tinto and BHP-Billiton, has become a major vetting service in the dry bulk shipping industry, which ranks the suitability of vessels based on a scale of one to five stars. There are carriers that may not charter a vessel that Rightship has vetted with fewer than three stars. Therefore, a potentially deteriorated star rating for our current vessel and other vessels we may acquire may affect their commercial operation and profitability and vessels in our fleet with lower ratings may experience challenges in securing charters. Effective as of January 1, 2018, Rightship's age trigger for a dry cargo inspection for vessels over 8,000 dwt changed from 18 years to 14 years, after which an annual acceptable Rightship inspection will be required. Rightship may downgrade any vessel over 18 years of age that has not completed a satisfactory inspection by Rightship, in the same manner as any other vessel over 14 years of age, to two stars, which significantly decreases its chances of entering into a charter.
Governmental regulations, safety or other equipment standards related to the age or condition of vessels may require expenditures for alterations, or the addition of new equipment, to our vessel and other vessels we may acquire and may restrict the type of activities in which the vessels may engage. As our vessel and other vessels we may acquire age, market conditions may not justify those expenditures or enable us to operate our vessel and other vessels we may acquire profitably during the remainder of their useful lives.
In addition, unless we maintain cash reserves for vessel replacement, we may be unable to replace the current vessel in our fleet and other vessels we may acquire upon the expiration of their useful lives. We estimate the useful life of our vessel and other vessels we may acquire to be 25 years from the date of initial delivery from the shipyard. Our cash flows and income are dependent on the revenues we earn by chartering our vessel and other vessels we may acquire to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, financial condition and results of operations will be materially adversely affected. Any reserves set aside for vessel replacement would not be available for other cash needs or dividends.
Increased regulatory oversight, uncertainty relating to the LIBOR calculation process and phasing out of LIBOR may adversely affect the amounts of interest we pay under future debt obligations.
The calculation of interest in most financing agreements in our industry has been based on published LIBOR rates. LIBOR has historically been volatile, with the spread between LIBOR and the prime lending rate widening significantly at times. These conditions are the result of the disruptions in the international credit markets. While the interest rate under our current loan agreement is fixed, the interest rates borne by the indebtedness we may incur in the future may fluctuate with changes in LIBOR, and if such volatility were to occur in the future, or if LIBOR is replaced as the reference rate under our debt obligations, it could affect the amount of interest payable on our debt which, in turn, could have an adverse effect on our profitability, earnings and cash flow.
On July 27, 2017, the UK Financial Conduct Authority (“FCA”) announced that it would phase-out LIBOR by the end of 2021. On November 30, 2020, ICE Benchmark Administration (“IBA”), the administrator of LIBOR, with the support of the United States Federal Reserve and the United Kingdom’s Financial Conduct Authority, announced plans to consult on ceasing publication of U.S. Dollar LIBOR on December 31, 2021 for only the one-week and two-month U.S. Dollar LIBOR tenors, and on June 30, 2023 for all other U.S. Dollar LIBOR tenors. This announcement coincided with an announcement by the International Swaps and Derivatives Association (“ISDA”) that the IBA announcement was not a triggering event which would set the spread to be used in its derivative contracts as part of the risk-free rate determination process. As a result, lenders have insisted on fallback provisions that entitle the lenders, in their discretion, to replace published LIBOR as the basis for the interest calculation with successor benchmark rates, such as their cost-of-funds rate. Various alternative reference rates are being considered in the financial community. The Secured Overnight Financing Rate (“SOFR”) has been proposed by the Alternative Reference Rate Committee (“ARRC”), a committee convened by the U.S. Federal Reserve that includes major market participants and on which regulators participate, as an alternative rate to replace U.S. dollar LIBOR. SOFR is a broad measure of the cost of borrowing cash overnight collateralized by U.S. Treasury securities in the repurchase agreement (repo) market. The daily transaction volumes underlying SOFR are approximately $1 trillion, giving the ARRC confidence that SOFR will be reliable through a wide range of market conditions. SOFR is being adopted by most lenders in our industry as replacement benchmark rate. However, it is not possible at this time to know the ultimate impact a phase-out of LIBOR and its potential replacement with SOFR may have, or how any such changes or alternative methods for calculating benchmark interest rates would be applied to any particular agreement containing terms based on LIBOR, which generally have alternative calculation provisions. If, however, these are implicated, the interest payable on these particular agreements could be subject to volatility and the underlying lending costs could increase, which would have an adverse effect on the borrowers’ profitability, earnings and cash flow. The Company’s loan agreement, which is secured by the Gloriuship, bears a fixed interest rate and therefore is not subject to such risks. However, we may enter in the future LIBOR based financing agreements which may include fallback provisions for the replacement of LIBOR by alternative reference rates such as the SOFR.
The failure of future counterparties to meet their obligations under future charter agreements could cause us to suffer losses or otherwise adversely affect our business.
The ability and willingness of each of our future counterparties to perform its obligations under future charter agreements with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the dry bulk shipping industry and the industries in which our counterparties operate and the overall financial condition of the counterparties. From time to time, those counterparties may account for a significant amount of our chartering activity and revenues. In addition, in challenging market conditions, there have been reports of charterers renegotiating their charters or defaulting on their obligations under charter agreements, and so our customers may fail to pay charter hire or attempt to renegotiate charter rates. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on time charters could be at lower rates. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, we could suffer significant losses, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.
Rising crew costs may adversely affect our profits.
Crew costs are expected to be a significant expense for us. Recently, the limited supply of and increased demand for highly skilled and qualified crew, due to the increase in the size of the global shipping fleet, has created upward pressure on crewing costs. Increases in crew costs may adversely affect our profitability if we are not able to increase our rates.
We may not be able to attract and retain key management personnel and other employees in the shipping industry, which may negatively affect the effectiveness of our management and our results of operations.
Our success will depend to a significant extent upon the abilities and efforts of our management team, including our ability to retain key members of our management team and the ability of our management to recruit and hire suitable employees. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect our results of operations.
Our vessel and other vessels we may acquire may suffer damage, and we may face unexpected repair costs, which could adversely affect our cash flow and financial condition.
If our vessel and other vessels we may acquire suffer damage, they may need to be repaired at a shipyard facility. The costs of repairs are unpredictable and can be substantial. The loss of earnings while our vessel and other vessels we may acquire are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings and reduce the amount of any dividends in the future. We may not have insurance that is sufficient to cover all or any of these costs or losses and may have to pay repair costs not covered by our insurance.
We are exposed to U.S. dollar and foreign currency fluctuations and devaluations that could harm our reported revenue and results of operations.
We generate all of our revenues and incur the majority of our operating expenses in U.S. dollars, but we currently incur many of our general and administration expenses in currencies other than the U.S. dollar, primarily the euro. Because such portion of our expenses is incurred in currencies other than the U.S. dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, particularly between the U.S. dollar and the euro, which could affect the amount of net income that we report in future periods. We may use financial derivatives to operationally hedge some of our currency exposure. Our use of financial derivatives involves certain risks, including the risk that losses on a hedged position could exceed the nominal amount invested in the instrument and the risk that the counterparty to the derivative transaction may be unable or unwilling to satisfy its contractual obligations, which could have an adverse effect on our results.

We maintain cash with a limited number of financial institutions including financial institutions that may be located in Greece, which will subject us to credit risk.
We maintain all of our cash with a limited number of financial institutions, including institutions that are located in Greece. These financial institutions located in Greece may be subsidiaries of international banks or Greek financial institutions. Economic conditions in Greece have been, and continue to be, uncertain as a result of recent sovereign weakness. Although Moody's Investor Services Inc. upgraded the bank financial strength ratings, as well as the deposit and debt ratings, of several Greek banks in September 2021 to reflect improving prospects, the stand-alone financial strength of the banks and the anticipated additional pressures stemming from the legacy of the country's multi-year debt crisis and the COVID-19 pandemic continue to create challenging economic prospects.
In the highly competitive international shipping industry, we may not be able to compete for charters with new entrants or established companies with greater resources, which may adversely affect our results of operations.
We employ our vessel in a highly competitive market that is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom may have substantially greater resources than we do. Competition for the transportation of dry bulk cargoes by sea is intense and depends on price, location, size, age, condition and the acceptability of the vessel and its operators to the charterers. Due in part to the highly fragmented market, competitors with greater resources could enter the dry bulk shipping industry and operate larger fleets through consolidations or acquisitions and may be able to offer lower charter rates and higher quality vessels than we are able to offer. Although we believe that no single competitor has a dominant position in the markets in which we compete, we are aware that certain competitors may be able to devote greater financial and other resources to their activities than we can, resulting in a significant competitive threat to us. We cannot give assurances that we will continue to compete successfully with our competitors or that these factors will not erode our competitive position in the future.
We may be subject to litigation that, if not resolved in our favor and not sufficiently insured against, could have a material adverse effect on us.
We may be, from time to time, involved in various litigation matters. These matters may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, asbestos and other toxic tort claims, employment matters, governmental claims for taxes or duties, and other litigation that arises in the ordinary course of our business. Although we intend to defend these matters vigorously, we cannot predict with certainty the outcome or effect of any claim or other litigation matter, and the ultimate outcome of any litigation or the potential costs to resolve them may have a material adverse effect on us. Insurance may not be applicable or sufficient in all cases or insurers may not remain solvent, which may have a material adverse effect on our financial condition.
The shipping industry has inherent operational risks that may not be adequately covered by our insurances. Further, because we obtain some of our insurances through protection and indemnity associations, we may also be retrospectively subject to calls or premiums in amounts based not only on our own claim records, but also on the claim records of all other members of the protection and indemnity associations.
We procure insurance for our fleet against risks commonly insured against by vessel owners and operators. Our current insurances include hull and machinery insurance, war risks insurance, demurrage and defense insurance and protection and indemnity insurance (which includes environmental damage and pollution insurance). We do not expect to maintain for our vessel and other vessels we may acquire insurance against loss of hire, which covers business interruptions that result from the loss of use of a vessel, except in cases when our vessel transits through or call at high risk areas. We may not be adequately insured against all risks or our insurers may not pay a particular claim. Even if our insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement vessel in the event of a loss. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. Our insurance policies also contain deductibles, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs. If our insurances are not enough to cover claims that may arise, the deficiency may have a material adverse effect on our financial condition and results of operations. We may also be retrospectively subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability, including pollution-related liability. Our payment of these calls could result in significant expenses to us.

Failure to comply with the U.S. Foreign Corrupt Practices Act of 1977, or FCPA, could result in fines, criminal penalties, and an adverse effect on our business.
We operate throughout the world, including countries with a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the FCPA. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take action determined to be in violation of such anti-corruption laws, including the FCPA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.
We depend on Seanergy and its wholly owned management subsidiaries to operate our business and our business could be harmed if they fail to perform such services satisfactorily.
We have entered into a master management agreement with Seanergy for the provision of technical, administrative, commercial, brokerage and certain other services. Certain of these services may be subcontracted to or contracted directly with Seanergy’s wholly owned subsidiaries Seanergy Shipmanagement and Seanergy Management Corp. (“Seanergy Management”) (Seanergy Shipmanagement and Seanergy Management, together with Seanergy, the “Managers”). Our operational success depends significantly upon the Managers’ satisfactory performance of these services. Our business would be harmed if the Managers failed to perform these services satisfactorily. In addition, if our management agreements with the Managers were to be terminated or if their terms were to be altered, our business could be adversely affected, as we may not be able to immediately replace such services, and even if replacement services were immediately available, the terms offered could be less favorable than those under our existing management agreements.
We may depend on third party managers to manage part of our fleet.
The Managers may subcontract or arrange certain aspects of the technical, such as crewing, or commercial management for our current vessel and the vessels we may acquire to third parties, including but not limited to, V.Ships Limited, V.Ships Greece Ltd., Fidelity Marine Inc., Anglo-Eastern Crew Management (Asia) Limited and Global Seaways S.A. The loss of the services of such third parties or their failure to perform their obligations could materially and adversely affect the results of our operations. Although we may have rights against these managers if they default on their obligations, we may have no recourse against these parties. In addition, we might not be able to find replacement third party managers on terms as favorable as those currently in place.
Management fees will be payable to the Managers regardless of our profitability, which could have a material adverse effect on our business, financial condition and results of operations.
Pursuant to the management agreements, we expect to pay to Seanergy Shipmanagement a fixed management fee of $14,000 per vessel per month, and to Seanergy a fixed administration fee of $325 per vessel per day. We expect to also pay to Seanergy Management a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessel and a fee equal to 1% of the contract price of vessels bought or sold on our behalf (not including any vessels bought or sold from or to Seanergy). These management fees do not cover expenses such as voyage expenses, vessel operating expenses, maintenance expenses and crewing costs, for which we will reimburse the technical manager. These management fees are payable whether or not our vessel is employed and regardless of our profitability, and we have no ability to require the Managers to reduce these management fees if our profitability decreases, which could have a material adverse effect on our business, financial condition and results of operations.
We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our common shares or warrants.
A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. shareholders or warrantholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares or warrants in the PFIC.
Based upon our current and anticipated method of operations, we do not expect to be a PFIC in 2022 or any future taxable year. In this regard, we intend to treat our gross income from time charters as active services income, rather than rental income. Accordingly, our income from our time chartering activities should not constitute “passive income,” and the assets that we own and operate in connection with the production of that income should not constitute passive assets. There is substantial legal authority supporting this position, including case law and U.S. Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, it should be noted that there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept this position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if the nature and extent of our operations change.
If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders and warrantholders would face adverse U.S. federal income tax consequences and certain information reporting requirements. Under the PFIC rules, unless those shareholders or warrantholders make an election available under the United States Internal Revenue Code of 1986 as amended, or the Code (which election could itself have adverse consequences for such shareholders or warrantholders), such shareholders or warrantholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of their common shares or warrants, as if the excess distribution or gain had been recognized ratably over the holder’s holding period of our common shares or warrants. See “Tax Considerations – United States Federal Income Tax Consequences – United States Federal Income Taxation of U.S. Holders – Passive Foreign Investment Company Rules” for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.
We may have to pay tax on U.S. source income, which would reduce our earnings.
Under the Code, 50% of the gross shipping income of a vessel-owning or chartering corporation, such as us and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States, exclusive of certain U.S. territories and possessions, or “U.S. source gross shipping income” may be subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the applicable Treasury Regulations promulgated thereunder.
Our subsidiary earned no U.S. source gross shipping income in 2021, and therefore did not owe any U.S. federal income tax thereon. If we were to earn U.S. source gross shipping income, there are factual circumstances beyond our control that could cause us not to have the benefit of the tax exemption under Section 883 in 2022 or future years and thereby cause us to become subject to U.S. federal income tax on our U.S. source shipping income. For example, there is a risk that we could fail to qualify for exemption under Section 883 of the Code for a particular taxable year if “non-qualified” shareholders with a five percent or greater interest in our stock were, in combination with each other, to own 50% or more of the outstanding shares of our stock on more than half the days during the taxable year. See the description of the ownership tests which must be satisfied to qualify for exemption under Section 883 of the Code in “Tax Considerations – United States Federal Income Tax Consequences – Exemption of Operating Income from United States Federal Income Taxation.”
Because the availability of the exemption depends on factual circumstances beyond our control, we can give no assurances on the tax-exempt status of ourselves or that of any of our subsidiaries for our 2022 or subsequent taxable years. If we or our subsidiaries are not entitled to exemption under Section 883, we or our subsidiaries will be subject to the 4% U.S. federal income tax on 50% of any shipping income such companies derive that is attributable to the transport of cargoes to or from the United States. This tax is a cost, which, if unreimbursed, has a negative effect on our business and results in decreased earnings available for distribution to our shareholders.

We are a “foreign private issuer,” which could make our common shares less attractive to some investors or otherwise harm our stock price.
We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act. As a “foreign private issuer” the rules governing the information that we disclose differ from those governing U.S. corporations pursuant to the Exchange Act. We are not required to file quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four days of their occurrence. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchase and sales of our securities. Our exemption from the rules of Section 16 of the Exchange Act regarding sales of common shares by insiders means that you will have less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act. Moreover, we are exempt from the proxy rules, and proxy statements that we distribute will not be subject to review by the Commission. Accordingly, there may be less publicly available information concerning us than there is for other U.S. public companies that are not foreign private issuers. These exemptions and scaled disclosure requirements are not related to our status as an emerging growth company, and will continue to be available to us even if we no longer qualify as an emerging growth company, but remain a foreign private issuer. These factors could make our common shares less attractive to some investors or otherwise harm our stock price.
Our corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands, and as such we are entitled to exemption from certain Nasdaq corporate governance standards. As a result, you may not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements.
Our Company's corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands. Therefore, we are exempt from many of Nasdaq's corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification of material non-compliance with Nasdaq corporate governance practices, and the establishment and composition of an audit committee and a formal written audit committee charter. For a list of the practices followed by us in lieu of Nasdaq's corporate governance rules, we refer you to “Item 16G. Corporate Governance” in our registration statement on Form 20-F, filed with the Commission on June 6, 2022.
The Public Company Accounting Oversight Board inspection of our independent accounting firm could lead to adverse findings in our auditors' reports and challenges to the accuracy of our published audited financial statements.
Auditors of U.S. public companies are required by law to undergo periodic Public Company Accounting Oversight Board, or PCAOB, inspections that assess their compliance with U.S. law and professional standards in connection with performance of audits of financial statements filed with the Commission. For several years certain European Union countries, including Greece, did not permit the PCAOB to conduct inspections of accounting firms established and operating in such European Union countries, even if they were part of major international firms. Accordingly, unlike for most U.S. public companies, the PCAOB was prevented from evaluating our auditor's performance of audits and its quality control procedures, and, unlike stockholders of most U.S. public companies, we and our stockholders were deprived of the possible benefits of such inspections. Since 2015, Greece agreed to allow the PCAOB to conduct inspections of accounting firms operating in Greece. In the future, such PCAOB inspections could result in findings in our auditors' quality control procedures, question the validity of the auditor's reports on our published financial statements and the effectiveness of our internal control over financial reporting, and cast doubt upon the accuracy of our published audited financial statements.
Changing laws and evolving reporting requirements could have an adverse effect on our business.
Changing laws, regulations and standards relating to reporting requirements, including the European Union General Data Protection Regulation, or GDPR, may create additional compliance requirements for us. To maintain high standards of corporate governance and public disclosure, we have invested in, and continue to invest in, reasonably necessary resources to comply with evolving standards.
GDPR broadens the scope of personal privacy laws to protect the rights of European Union citizens and requires organizations to report on data breaches within 72 hours and be bound by more stringent rules for obtaining the consent of individuals on how their data can be used. Non-compliance with GDPR may expose entities to significant fines or other regulatory claims which could have an adverse effect on our business, and results of operations.

A cyber-attack could materially disrupt our business.
We rely on information technology systems and networks in our operations and administration of our business. Our business operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, or to steal data. A successful cyber-attack could materially disrupt our operations, including the safety of our operations, or lead to unauthorized release of information or alteration of information in our systems. Any such attack or other breach of our information technology systems could have a material adverse effect on our business and results of operations. In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and results of operations to suffer. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business and results of operations.
Additionally, any changes in the nature of cyber threats might require us to adopt additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. The war between Russia and Ukraine has been accompanied by cyber-attacks against the Ukrainian government and other countries in the region. It is possible that these attacks could have collateral effects on additional critical infrastructure and financial institutions globally, which could adversely affect our operations. It is difficult to assess the likelihood of such threat and any potential impact at this time.
The smuggling of drugs or other contraband onto our vessel and other vessels we may acquire may lead to governmental claims against us.
We expect that our vessel and other vessels we may acquire will call in ports in South America and other areas where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. Under some jurisdictions, vessels used for the conveyance of illegal drugs could subject the vessels to forfeiture to the government of such jurisdiction. To the extent our vessel and other vessels we may acquire are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any member of our crew, we may face reputational damage and governmental or other regulatory claims or penalties which could have an adverse effect on our business, results of operations, cash flows and financial condition, as well as our ability to maintain cash flows, including cash available for distributions to pay dividends to our unitholders. Under some jurisdictions, vessels used for the conveyance of illegal drugs could subject result in forfeiture of the vessel to forfeiture to the government of such jurisdiction.
Risks Relating to Our Common Shares
An active and liquid market for our common shares may not develop or be sustained.
Prior to the consummation of the Spin-Off, which will occur prior to the consummation of this offering, there has been no established trading market for our common shares. Our common shares are listed on Nasdaq and are anticipated to begin trading on the Nasdaq Capital Market on the trading day following the consummation of the Spin-Off under the symbol “USEA”. However, we cannot assure you that an active, liquid trading market for our common shares will develop or be sustained.
Active, liquid trading markets generally result in lower bid ask spreads and more efficient execution of buy and sell orders for market participants. If an active trading market for our common shares does not develop or is not sustained, the price of our common shares may be more volatile and it may be more difficult and time consuming to complete a transaction of common shares, which could have an adverse effect on the realized price of our common shares. We cannot predict the price at which our common shares will trade.
The market price of our common shares may in the future be subject to significant fluctuations.
The market price of our common shares may in the future be subject to significant fluctuations as a result of many factors, some of which are beyond our control. Among the factors that could in the future affect our stock price are:
•	quarterly variations in our results of operations;
•	changes in market valuations of similar companies and stock market price and volume fluctuations generally;
•	changes in earnings estimates or the publication of research reports by analysts;

•	speculation in the press or investment community about our business or the shipping industry generally;
•	strategic actions by us or our competitors such as acquisitions or restructurings;
•	the thin trading market for our common shares, which makes it somewhat illiquid;
•	regulatory developments;
•	additions or departures of key personnel;
•	general market conditions; and
•	domestic and international economic, market and currency factors unrelated to our performance.
The stock markets in general, and the markets for shipping stocks in particular, have experienced extreme volatility that has sometimes been unrelated to the operating performance of individual companies. These broad market fluctuations may adversely affect the trading price of our common shares.
A possible “short squeeze” due to a sudden increase in demand of our common shares that largely exceeds supply may lead to further price volatility in our common shares.
Investors may purchase our common shares to hedge existing exposure in our common shares or to speculate on the price of our common shares. Speculation on the price of our common shares may involve long and short exposures. To the extent aggregate short exposure exceeds the number of common shares available for purchase in the open market, investors with short exposure may have to pay a premium to repurchase our common shares for delivery to lenders of our common shares. Those repurchases may in turn, dramatically increase the price of our common shares until investors with short exposure are able to purchase additional common shares to cover their short position. This is often referred to as a “short squeeze.” Following such a short squeeze, once investors purchase the shares necessary to cover their short position, the price of our common shares may rapidly decline. A short squeeze could lead to volatile price movements in our shares that are not directly correlated to the performance or prospects of our company.
As a newly incorporated company, we may not have the surplus or net profits required by law to pay dividends. The declaration and payment of dividends will always be subject to the discretion of our board of directors and will depend on a number of factors. Our board of directors may not declare dividends in the future.
The declaration, timing and amount of any dividend is subject to the discretion of our board of directors and will be dependent upon our earnings, financial condition, market prospects, capital expenditure requirements, investment opportunities, restrictions in our loan agreements, the provisions of Marshall Islands law affecting the payment of dividends to shareholders, overall market conditions and other factors. Our board of directors may not declare dividends in the future.
Further, Marshall Islands law generally prohibits the payment of dividends if the company is insolvent or would be rendered insolvent upon payment of such dividend, and dividends may be declared and paid out of our operating surplus. Dividends may also be declared or paid out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. As a newly incorporated company, we may not have the required surplus or net profits to pay dividends, and we may be unable to pay dividends in any anticipated amount or at all.
In addition, our ability to pay dividends to holders of our common shares will be subject to the rights of holders of our Series C Preferred Shares, which rank prior to our common shares with respect to dividends, distributions and payments upon liquidation. No cash dividend may be paid on our common shares unless full cumulative dividends have been or contemporaneously are being paid or provided for on all outstanding Series C Preferred Shares for all prior and the then-ending dividend periods. Cumulative dividends on our Series C Preferred Shares will accrue at a rate of 6.5% per annum per $1,000 stated liquidation preference per Series C Preferred Share and are payable in cash or, at our election, in kind, quarterly on January 15, April 15, July 15 and October 15 of each year, commencing October 15, 2022, or, if any such dividend payment date otherwise would fall on a date that is not a business day, the immediately succeeding business day.
If we do not have sufficient cash to pay dividends on our Series C Preferred Shares when due, we may suffer adverse consequences.
Dividends to holders of our Series C Preferred Shares will be paid in cash or, at our election, in kind. If we do not have sufficient cash to pay dividends to holders of our Series C Preferred Shares or otherwise elect to pay dividends on the Series C Preferred Shares in kind, then such additional Series C Preferred Shares issuance will result in additional dividend payment obligations of the Company going forward. In addition, a failure to pay dividends on our Series C Preferred Shares when due will adversely affect our ability to utilize shelf registration statements to sell our securities, which may be an important fund-raising avenue for us in the future.
The superior voting rights of our Series B Preferred Shares may limit the ability of our common shareholders to control or influence corporate matters and the interests of the holder of such shares could conflict with the interests of common shareholders.
While our common shares have one vote per share, each of our 40,000 Series B Preferred Shares presently outstanding has 25,000 votes per share; however, the voting power of the Series B Preferred Shares is limited such that no holder of Series B Preferred Shares may exercise voting rights pursuant to any Series B Preferred Shares that would result in the total number of votes a holder is entitled to vote on any matter submitted to a vote of shareholders of the Company to exceed 49.99% of the total number of votes eligible to be cast on such matter. The Series B Preferred Shares, however, have no dividend rights or distribution rights, other than the right upon dissolution to receive a payment equal to $0.0001 per share.
Following the Spin-Off, our Chairman and Chief Executive Officer can therefore control 49.99% of the voting power of our outstanding capital stock. Our Chairman and Chief Executive Officer will have substantial control and influence over our management and affairs and over matters requiring shareholder approval, including the election of directors and significant corporate transactions, even though he owns significantly less than 50% of the Company economically.
The superior voting rights of our Series B Preferred Shares may limit our common shareholders’ ability to influence corporate matters. The interests of the holder of the Series B Preferred Shares may conflict with the interests of our common shareholders, and as a result, the holders of our capital stock may approve actions that our common shareholders do not view as beneficial. Any such conflicts of interest could adversely affect our business, financial condition and results of operations, and the trading price of our common shares.
Anti-takeover provisions in our amended and restated articles of incorporation and bylaws could make it difficult for our shareholders to replace or remove our current board of directors or could have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common shares.
Several provisions of our amended and restated articles of incorporation and bylaws which we will adopt prior to the Spin-Off may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board to maximize shareholder value in connection with any unsolicited offer to acquire our company. However, these anti-take-over provisions could make it difficult for our shareholders to change the composition of our board of directors in any one year, preventing them from changing the composition of our management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that some shareholders may consider favorable.
These provisions:
•	authorize our board of directors to issue “blank check” preferred stock without shareholder approval, including preferred shares with superior voting rights, such as the Series B Preferred Shares;
•	provide for a classified board of directors with staggered, three-year terms;
•	permit the removal of any director only for cause;
•	prohibiting shareholder action by written consent unless the written consent is signed by all shareholders entitled to vote on the action;
•	limiting the persons who may call special meetings of shareholders; and
•	establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by shareholders at meetings of shareholders.
These anti-takeover provisions could substantially impede the ability of our shareholders to impose a change in control and, as a result, may adversely affect the market price of our common shares and your ability to realize any potential change of control premium.

We may issue additional common shares or other equity securities without your approval, which could dilute your ownership interests and may depress the market price of our common shares.
We may issue additional common shares or other equity securities of equal or senior rank in the future in connection with, among other things, future vessel acquisitions, repayment of outstanding indebtedness or our equity incentive plan, without shareholder approval, in a number of circumstances.
Our issuance of additional common shares or other equity securities of equal or senior rank would have the following effects:
•	our existing shareholders' proportionate ownership interest in us will decrease;
•	the amount of cash available for dividends payable on our common shares may decrease;
•	the relative voting strength of each previously outstanding common share may be diminished; and
•	the market price of our common shares may decline.
Issuance of preferred shares, such as our Series B Preferred Shares, may adversely affect the voting power of our common shareholders and have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common shares.
Our amended and restated articles of incorporation authorize our board of directors to issue preferred shares in one or more series and to determine the rights, preferences, privileges and restrictions, with respect to, among other things, dividends, conversion, voting, redemption, liquidation and the number of shares constituting any series without shareholders' approval. Our board of directors will issue prior to the Spin-Off, and may in the future issue, preferred shares with voting rights superior to those of the common shares, such as the Series B Preferred Shares. If our board of directors determines to issue preferred shares, such issuance may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. The issuance of preferred shares with voting and conversion rights may also adversely affect the voting power of the holders of common shares. This could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common shares and our shareholders' ability to realize any potential change of control premium.
We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common Shares less attractive to investors.
We are an “emerging growth company” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. While we have elected to take advantage of some of the reduced reporting obligations, we are choosing to “opt-out” of the extended transition period relating to the exemption from new or revised financial accounting standards. We cannot predict if investors will find our common Shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile upon the commencement of trading of our common shares on the Nasdaq Capital Market.
In addition, under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, for so long as we are an emerging growth company. For as long as we take advantage of the reduced reporting obligations, the information that we provide shareholders may be different from information provided by other public companies.
We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law, which may negatively affect the ability of shareholders to protect their interests.
Our corporate affairs are governed by our amended and restated articles of incorporation, our bylaws and by the Marshall Islands Business Corporations Act, or the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the laws of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction.
Additionally, the Republic of the Marshall Islands does not have a legal provision for bankruptcy or a general statutory mechanism for insolvency proceedings. As such, in the event of a future insolvency or bankruptcy, our shareholders and creditors may experience delays in their ability to recover for their claims after any such insolvency or bankruptcy. Further, in the event of any bankruptcy, insolvency, liquidation, dissolution, reorganization or similar proceeding involving us or any of our subsidiaries, bankruptcy laws other than those of the United States could apply. If we become a debtor under U.S. bankruptcy law, bankruptcy courts in the United States may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. There can be no assurance, however, that we would become a debtor in the United States, or that a U.S. bankruptcy court would be entitled to, or accept, jurisdiction over such a bankruptcy case, or that courts in other countries that have jurisdiction over us and our operations would recognize a U.S. bankruptcy court's jurisdiction if any other bankruptcy court would determine it had jurisdiction.
As a Marshall Islands corporation with principal executive offices in Greece, and also having a subsidiary in the Republic of the Marshall Islands, our operations may be subject to economic substance requirements.
In March 2019, the Council of the European Union, or the Council, published a list of non-cooperative jurisdictions for tax purposes, the 2019 Conclusions. In the 2019 Conclusions, the Republic of the Marshall Islands, among others, was placed by the E.U. on the list of non-cooperative jurisdictions for failing to implement certain commitments previously made to the E.U. by the agreed deadline. However, it was announced by the Council in October 2019 that the Marshall Islands had been removed from the list of non-cooperative jurisdictions. E.U. member states have agreed upon a set of measures, which they can choose to apply against the listed countries, including, inter alia, increased monitoring and audits, withholding taxes and non-deductibility of costs. The European Commission has stated it will continue to support member states' efforts to develop a more coordinated approach to sanctions for the listed countries. E.U. legislation prohibits E.U. funds from being channelled or transited through entities in non-cooperative jurisdictions.
We are a Marshall Islands corporation with principal executive offices in Greece. Our subsidiary is organized in the Republic of the Marshall Islands. The Marshall Islands have enacted economic substance regulations with which we are obligated to comply. The Marshall Islands economic substance regulations require certain entities that carry out particular activities to comply with a three-part economic substance test whereby the entity must show that it (i) is directed and managed in the Marshall Islands in relation to that relevant activity, (ii) carries out core income-generating activity in relation to that relevant activity in the Marshall Islands (although it is being understood and acknowledged by the regulators that income-generated activities for shipping companies will generally occur in international waters) and (iii) having regard to the level of relevant activity carried out in the Marshall Islands has (a) an adequate amount of expenditures in the Marshall Islands, (b) adequate physical presence in the Marshall Islands and (c) an adequate number of qualified employees in the Marshall Islands. Bermuda and the British Virgin Islands have enacted similar legislation.
If we fail to comply with our obligations under such legislation or any similar law applicable to us in any other jurisdictions, we could be subject to financial penalties and spontaneous disclosure of information to foreign tax officials, or could be struck from the register of companies, in related jurisdictions. Any of the foregoing could be disruptive to our business and could have a material adverse effect on our business, financial conditions and operating results.
We do not know (i) if the E.U. will once again add the Marshall Islands to the list of non-cooperative jurisdictions, (ii) how quickly the E.U. would react to any changes in legislation of the Marshall Islands, or (iii) how E.U. banks or other counterparties will react while we or our subsidiary remain as entities organized and existing under the laws of the Marshall Islands. The effect of the E.U. list of non-cooperative jurisdictions, and any noncompliance by us with any legislation adopted by applicable countries to achieve removal from the list, including economic substance regulations, could have a material adverse effect on our business, financial conditions and operating results.

It may not be possible for investors to serve process on or enforce U.S. judgments against us.
We and all of our subsidiaries are incorporated in jurisdictions outside the U.S. and substantially all of our assets and those of our subsidiary are located outside the U.S. In addition, most of our directors and officers are non-residents of the U.S., and all or a substantial portion of the assets of these non-residents are located outside the U.S. As a result, it may be difficult or impossible for U.S. investors to serve process within the U.S. upon us, our subsidiary or our directors and officers or to enforce a judgment against us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the country in which we or our subsidiary are incorporated or where our assets or the assets of our subsidiary are located (1) would enforce judgments of U.S. courts obtained in actions against us or our subsidiary based upon the civil liability provisions of applicable U.S. federal and state securities laws or (2) would enforce, in original actions, liabilities against us or our subsidiary based on those laws.
Risks Relating to the Spin-Off
We may be unable to achieve some or all of the benefits that we expect to achieve from the Spin-Off.
We believe that, as a publicly traded company, we will be able to, among other things, better focus our financial and operational resources on our specific shipping business, implement and maintain a capital structure designed to meet our specific needs, design and implement corporate strategies and policies that are targeted to our business, more effectively respond to industry dynamics and create effective incentives for our management and employees that are more closely tied to our business performance. However, by separating from Parent, we may be more susceptible to market fluctuations and have less leverage with customers, and we may experience other adverse events. In addition, we may be unable to achieve some or all of the benefits that we expect to achieve as a separate company in the time we expect, if at all. The completion of the Spin-Off will also require significant amounts of our management's time and effort, which may divert management's attention from operating and growing our business.
We may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as a publicly traded company, and we may experience increased costs after the Spin-Off.
Following the Spin-Off, we will need to provide internally or obtain from unaffiliated third parties some of the services we currently receive from Parent. We may be unable to replace these services in a timely manner or on terms and conditions as favorable as those we receive from Parent. We may be unable to successfully establish the infrastructure or implement the changes necessary to operate independently or may incur additional costs. If we fail to obtain the services necessary to operate effectively or if we incur greater costs in obtaining these services, our business, financial condition and results of operations may be adversely affected.
We have a limited operating history as a publicly traded company, and our historical financial information is not necessarily representative of the results we would have achieved as a publicly traded company and may not be a reliable indicator of our future results.
We derived the historical financial information included in this prospectus in part from Parent’s consolidated financial statements, and this information does not necessarily reflect the results of operations and financial position we would have achieved as a separate publicly traded company during the periods presented or those that we will achieve in the future. This is primarily because of the following factors:
•
Prior to the Spin-Off, we operated as part of Parent’s broader corporate organization, and Parent performed various corporate functions for us. Our historical financial information reflects allocations of corporate expenses from Parent for these and similar functions. These allocations may not reflect the costs we will incur for similar services in the future as a publicly traded company.

•
Our historical financial information does not reflect changes that we expect to experience in the future as a result of our separation from Parent, including changes in our cost structure, personnel needs, tax structure, financing and business operations. As part of Parent, we enjoyed certain benefits from Parent’s operating diversity, size, borrowing leverage and available capital for investments, and we may lose these benefits after the Spin-Off. As a separate entity, we may be unable to purchase services and technologies or access capital markets on terms as favorable to us as those we obtained as part of Parent prior to the Spin-Off.

Following the Spin-Off, we will also be responsible for the additional costs associated with being a publicly traded company, including costs related to corporate governance, investor and public relations and public reporting.

In addition, certain costs incurred by Parent, including executive oversight, accounting, treasury, tax, legal, human resources, occupancy, procurement, information technology and other shared services, have historically been allocated to us by Parent; but these allocations may not reflect the future level of these costs to us as we begin to provide these services ourselves. Therefore, our historical financial statements may not be indicative of our future performance as a separate publicly traded company. We cannot assure you that our operating results will continue at a similar level when we are a separate publicly traded company. For additional information about our past financial performance and the basis of presentation of our financial statements, see “Operating and Financial Review and Prospects” and our historical financial statements and the notes thereto included elsewhere in this prospectus.
We may not be able to access the credit and capital markets at the times and in the amounts needed on acceptable terms.
From time to time we may need to access the capital markets to obtain long-term and short-term financing. We have not previously accessed the capital markets as a separate public company, and our access to, and the availability of, financing on acceptable terms and conditions in the future will be impacted by many factors, including our financial performance, our credit ratings or absence thereof, the liquidity of the overall capital markets and the state of the economy. We cannot assure you that we will have access to the capital markets at the times and in the amounts needed or on terms acceptable to us.
Risks Relating to this Offering
Since we have broad discretion in how we use the proceeds from this offering, we may use the proceeds in ways with which you disagree.
We intend to use the net proceeds of this offering for general corporate purposes which may include funding a portion of the purchase price of the Acquisition Vessels. Although we can provide no assurance that we will be successful in obtaining financing at all or on satisfactory terms, we plan to finance the purchase price of the Acquisition Vessels with borrowings under facilities we expect to enter into on the terms set out in the Blue Ocean Commitment Letter (defined below) and cash on hand. See “Management’s Discussion and Analysis of Operating and Financial Review and Prospects—Loan Arrangements.” Further, the acquisition of the Acquisition Vessels remains subject to entering into definite documentation and satisfaction of customary closing conditions. Ultimately, our management will have significant flexibility in applying the net proceeds of this offering. You will be relying on the judgment of our management with regard to the use of these net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. It is possible that the net proceeds will be invested in a way that does not yield a favorable, or any, return for us. The failure of our management to use such funds effectively could have a material adverse effect on our business, financial condition, prospects, financial condition, operating results and cash flow.
Our share price may be volatile.
The market price of our common shares upon the commencement of trading of our common shares on the Nasdaq Capital Market may not be indicative of future market prices, and we may be unable to sustain or increase the value of an investment in our common shares.
We may not be able to maintain compliance with the Nasdaq Capital Market’s continued listing requirements.
We may not be able to maintain compliance with the Nasdaq Capital Market's continued listing requirements.
Our common stock is listed on the Nasdaq Capital Market. There are a number of continued listing requirements that we must satisfy in order to maintain our listing on the Nasdaq Capital Market. If we fail to maintain compliance with all applicable continued listing requirements for the Nasdaq Capital Market and Nasdaq determines to delist our common stock, the delisting could adversely affect the market liquidity of our common stock, our ability to obtain financing to repay any debt and fund our operations.
The Class A Warrants and pre-funded warrants are speculative in nature.
The Class A Warrants and pre-funded warrants offered hereby do not confer any rights of common share ownership on their holders, such as voting rights or the right to receive dividends, but rather merely represent the right to acquire common shares at a fixed price. Specifically, commencing on the date of issuance, holders of the pre-funded warrants may acquire the common shares issuable upon exercise of such warrants at an exercise price of $0.0001 per common share and holders of the Class A Warrants may acquire the common shares issuable upon the

exercise of such warrants at an exercise price of $    per common share. Moreover, following this offering, the market value of the Class A Warrants and pre-funded warrants is uncertain and there can be no assurance that the market value of the Class A Warrants and pre-funded warrants will equal or exceed their public offering price.
There is no public market for the Class A Warrants or pre-funded warrants being offered in this offering and we do not expect one to develop.
There is presently no established public trading market for the Class A Warrants or pre-funded warrants being offered in this offering and we do not expect a market to develop. In addition, we do not intend to apply to list the Class A Warrants or pre-funded warrants on any securities exchange or nationally recognized trading system, including Nasdaq. Without an active market, the liquidity of the Class A Warrants and pre-funded warrants will be limited.
Purchasers of our Class A Warrants or pre-funded warrants will not have any rights of common shareholders until such Class A Warrants or pre-funded warrants are exercised.
The Class A Warrants and pre-funded warrants being offered do not confer any rights of common share ownership on their holders, such as voting rights or the right to receive dividends, but rather merely represent the right to acquire common shares at a fixed price.
The best efforts structure of this offering may have an adverse effect on our business plan.
The Placement Agent is offering the Units in this offering on a best efforts basis. The Placement Agent is not required to purchase any securities, but will use their best efforts to sell the securities offered. It is a condition to the closing of this offering that we sell at least a minimum offering amount of Units and a maximum offering amount of Units. As a “best efforts” offering, there can be no assurance that we will successfully raise at least the minimum offering amount or that the offering contemplated hereby will ultimately be consummated or will result in any proceeds being made available to us. The success of this offering will impact our ability to use the proceeds to execute our business plan, including the acquisition of the Acquisition Vessels.

USE OF PROCEEDS
We estimate that our net proceeds from the minimum offering amount of the sale of Units, consisting of our common shares or pre-funded warrants and Class A Warrants, in this offering will be approximately $[  ] million, after deducting placement agent fees and estimated offering expenses payable by us or net proceeds from the maximum offering amount of the sale of the Units in this offering will be approximately $[  ] million, after deducting placement agent fees and estimated offering expenses payable by us, in each case based on an assumed offering price of $[  ] per Unit.
We intend to use the net proceeds of this offering for general corporate purposes which may include funding a portion of the purchase price of the Acquisition Vessels. Although we can provide no assurance that we will be successful in obtaining financing at all or on satisfactory terms, we plan to finance the purchase price of the Acquisition Vessels with a combination of borrowings under facilities we expect to enter into on the terms set out in the Blue Ocean Commitment Letter (defined below) cash on hand, all or a portion of the net proceeds of this offering or other financing we may seek to arrange. See “Management’s Discussion and Analysis of Operating and Financial Review and Prospects—Loan Arrangements” And “Management’s Discussion and Analysis of Operating and Financing Review and Prospects—Liquidity and Capital Resources.”
The acquisition of the Acquisition Vessels remains subject to definite documentation and satisfaction of customary closing conditions. Ultimately, our management will have discretion and flexibility in applying the net proceeds of this offering. We may use the proceeds of this offering for purposes with which you do not agree. See “Risk Factors—Risks Relating to the Offering—” Since we have broad discretion in how we use the proceeds from this offering, we may use the proceeds in ways with which you disagree.”
DIVIDEND POLICY
The declaration, timing and amount of any dividend is subject to the discretion of our board of directors and will be dependent upon our earnings, financial condition, market prospects, capital expenditure requirements, investment opportunities, restrictions in our loan agreements, the provisions of the Marshall Islands law affecting the payment of dividends to shareholders, overall market conditions and other factors. We have not declared any dividends since our inception. Our board of directors may review and amend our dividend policy from time to time in light of our plans for future growth and other factors. In addition, since we are a holding company with no material assets other than the shares of our subsidiary and affiliates through which we conduct our operations, our ability to pay dividends will depend on our subsidiary and affiliates distributing to us their earnings and cash flow. Our loan agreement imposes certain limitations on our ability to pay dividends and our subsidiary’s ability to make distributions to us.
Cumulative dividends on our Series C Preferred Shares are payable in cash or, at our election, in kind, quarterly on each January 15, April 15, July 15 and October 15, or, if any such dividend payment date otherwise would fall on a date that is not a business day, the immediately succeeding business day. The dividend rate for our Series C Preferred Shares is 6.5% per annum per $1,000 stated liquidation preference per share (equal to $65.00 per annum per share) and is not subject to adjustment. Marshall Islands law provides that we may pay dividends on and redeem the Series C Preferred Shares only to the extent that assets are legally available for such purposes. Legally available assets generally are limited to our surplus, which essentially represents our retained earnings and the excess of consideration received by us for the sale of shares above the par value of the shares. In addition, under Marshall Islands law we may not pay dividends on or redeem Series C Preferred Shares if we are insolvent or would be rendered insolvent by the payment of such a dividend or the making of such redemption.

CAPITALIZATION
The following table sets forth our capitalization and indebtedness as of December 31, 2021:
•	on an actual basis;
•	on an as adjusted basis, to give effect to the repayment of two instalments totalling $550,000 under our New EnTrust Facility; and
•	on an as further adjusted basis, to give effect to:
•
our issuance of 1,511,156 common shares, par value $0.0001 per share, 40,000 Series B Preferred Shares, par value $0.0001 per share, and 5,000 Series C Preferred Shares, par value $0.0001 per share in conjunction with the Spin-Off;

•
giving effect to the issuance and sale of [  ] Units consisting of one common share and one Class A Warrant to purchase one common share at an assumed public offering price of $[  ] per Unit at both the minimum offering amount and the maximum offering amount.

There have been no significant changes since December 31, 2021 through June 28, 2022, other than the adjustments described above. The financial data included herein has been prepared in accordance with U.S. GAAP. This table should be read in conjunction with Item 5. “Operating and Financial Review and Prospects”, the annual audited carve-out financial statements and other information provided in this registration statement.
(All figures in thousands of U.S. dollars, except for share amounts)	As of December 31, 2021 (audited)	As Adjusted (unaudited)	As Further Adjusted (unaudited) (minimum offering amount)	As Further Adjusted (unaudited) (maximum offering amount)
Debt
Secured long-term debt, (net of deferred finance costs of $119,256)	5,380,744	4,830,744	4,830,744	4,830,744
Total debt	5,380,744	4,830,744	4,830,744	4,830,744

Equity
Common stock(1)	—	—	[ ]	[ ]
Preferred stock	—	—	[ ]	[ ]
Parent investment	7,868,678	7,868,678	[ ]	[ ]
Accumulated deficit	(828,300)	(828,300)	[ ]	[ ]
Parent equity, net	7,040,378	7,040,378
Total capitalization	12,421,122	11,871,122	[ ]	[ ]
(1)
Except as otherwise noted, all information in this registration statement reflects and assumes (i) no sale of pre-funded warrants in this offering, which, if sold, would reduce the number of common shares that we are offering on a one-for-one basis and (ii) no exercise of Class A Warrants.

DILUTION
Dilution is the amount by which the offering price paid by the purchasers of our Units in this offering exceeds the net tangible book value per common share after the offering.
As adjusted to give effect to the Spin-Off, the pro forma net tangible book value as of December 31, 2021 was $  million in total and $    per common share. Pro forma net tangible book value was determined by dividing the net tangible book value of the contributed assets and liabilities by     the common shares issued by us in exchange for such contribution in the Spin-Off and the initial formation of our company (without taking into account the Series C Preferred Shares).
Dilution to New Investors if the Minimum Offering Amount is sold
As adjusted to give effect to the sale by us of the     Units, each consisting of one of our common shares or one pre-funded warrant and one Class A Warrant, offered by this prospectus at the assumed public offering price of $    per Unit, and after deducting the estimated offering commissions and estimated offering expenses payable by us, our adjusted pro forma net tangible book value as of December 31, 2021 would have been $  million, or $    per common share. This represents immediate dilution of approximately $    per share to new investors purchasing our common shares in this offering. The final public offering price will be determined through negotiation between us the Placement Agent and the purchasers and may be at a discount to the current market price. Therefore, the assumed public offering price used throughout this prospectus may not be indicative of the final offering price.
The following table illustrates this calculation on a per share basis:
Public offering price per Unit		$
Pro Forma net tangible book value per share as of December 31, 2021	$
Increase per share attributable to new investors in this offering	$
As-adjusted pro forma net tangible book value per share as of December 31, 2021, after giving effect to this offering		$
Dilution per share to new investors in this offering		$
The number of common shares shown above to be outstanding after this offering is based on the common shares outstanding as of    , 2022 and excludes:
•	150,000 common shares issuable under our 2022 Equity Incentive Plan;
•	common shares issuable upon conversion of our Series C Preferred Shares, which are convertible upon the first anniversary of the consummation of the Spin-Off.
It also assumes (i) no sale of pre-funded warrants in this offering, which, if sold, would reduce the number of common shares that we are offering on a one-for-one basis and (ii) no exercise of the Class A Warrants issued in this offering.
Dilution to New Investors if the Maximum Offering Amount is sold
As adjusted to give effect to the sale by us of the     Units, each consisting of one of our common shares or one pre-funded warrant and one Class A Warrant, offered by this prospectus at the assumed public offering price of $    per Unit, and after deducting the estimated offering commissions and estimated offering expenses payable by us, our adjusted pro forma net tangible book value as of December 31, 2021 would have been $  million, or $    per common share. This represents immediate dilution of approximately $    per share to new investors purchasing our common shares in this offering. The final public offering price will be determined through negotiation between us the Placement Agent and the purchasers and may be at a discount to the current market price. Therefore, the assumed public offering price used throughout this prospectus may not be indicative of the final offering price.

The following table illustrates this calculation on a per share basis:
Public offering price per Unit		$
Pro Forma net tangible book value per share as of December 31, 2021	$
Increase per share attributable to new investors in this offering	$
As-adjusted pro forma net tangible book value per share as of December 31, 2021, after giving effect to this offering		$
Dilution per share to new investors in this offering		$
The number of common shares shown above to be outstanding after this offering is based on the common shares outstanding as of    , 2022 and excludes:
•	150,000 common shares issuable under our 2022 Equity Incentive Plan;
•	common shares issuable upon conversion of our Series C Preferred Shares, which are convertible upon the first anniversary of the consummation of the Spin-Off.
It also assumes (i) no sale of pre-funded warrants in this offering, which, if sold, would reduce the number of common shares that we are offering on a one-for-one basis and (ii) no exercise of the Class A Warrants issued in this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion of the results of our operations and our financial condition should be read in conjunction with the financial statements and the notes to those statements included in “Item 18. Financial Statements.” This discussion contains forward-looking statements that involve risks, uncertainties, and assumptions. Actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth in “Risk Factors” beginning on page 8 of this prospectus.
Principal Factors Affecting Our Business
The principal factors that affect our financial position, results of operations and cash flows include the following:
•	number of vessels owned and operated;
•	voyage charter rates;
•	time charter trip rates;
•	period time charter rates;
•	the nature and duration of our voyage charters;
•	vessels repositioning;
•	vessel operating expenses and direct voyage costs;
•	maintenance and upgrade work;
•	the age, condition and specifications of our vessel and other vessels we may acquire;
•	issuance of our common shares and other securities;
•	amount of debt obligations; and
•	financing costs related to debt obligations.
We are also affected by the types of charters we enter into. Vessels operating on period time charters and bareboat time charters provide more predictable cash flows but can yield lower profit margins than vessels operating in the spot charter market, either on trip time charters or voyage charters, during periods characterized by favorable market conditions.
Vessels operating in the spot charter market generate revenues that are less predictable but can yield increased profit margins during periods of improvements in charter rates. Spot charters also expose vessel owners to the risk of declining charter rates and rising fuel costs in case of voyage charters.
Critical Accounting Policies
Critical accounting policies are those that are both most important to the portrayal of the company's financial condition and results, and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. We have described below and in “Critical Accounting Estimates” our critical accounting policies, because they potentially result in material different results under different assumptions and conditions. For a description of all our significant accounting policies, see Note 2 to our annual audited financial statements included in this registration statement.
Leases
A time charter is a contract for the use of a vessel as well as vessel operations for a specific period of time and a specified daily charter hire rate, which is generally payable in advance. A bareboat charter is a contract in which the vessel is provided to the charterer for a fixed period of time at a specified daily rate, which is generally payable in advance.
Time charter revenue, including bareboat charter revenue, is recorded over the term of the charter agreement as the service is provided and collection of the related revenue is reasonably assured. Under a time charter, revenue is adjusted for a vessel’s off hire days due to major repairs, dry dockings or special or intermediate surveys.

In February 2016, the FASB issued ASU No. 2016-02 - Leases (ASC 842), and as amended, it requires lessees to recognize most leases on the balance sheet. We early adopted ASC 842, as amended from time to time, retrospectively from January 1, 2018. We also elected to apply the additional and optional transition method to new and existing leases at the adoption date as well as all the practical expedients which allowed our existing lease arrangements, in which we were a lessee or lessor, classified as operating leases under ASC 840 to continue to be classified as operating leases under ASC 842. We concluded that the criteria for not separating lease and non-lease components of its time charter contracts are met, since (i) the time pattern of recognizing revenues for crew and other services for the operation of the vessels is similar to the time pattern of recognizing rental income, (ii) the lease component of the time charter contracts, if accounted for separately, would be classified as an operating lease, and (iii) the predominant component in its time charter agreements is the lease component. In this respect, we account for the combined component as an operating lease in accordance with ASC 842. We recognize income from lease payments over the lease term on a straight-line basis. We assessed our new time charter contracts at the adoption date under the new guidance and concluded that these contracts contain a lease with the related executory costs (insurance), as well as non-lease components to provide other services related to the operation of the vessel, with the most substantial service being the crew cost to operate the vessel. We recognize income for variable lease payments in the period when changes in facts and circumstances on which the variable lease payments occur. Rental income on our time charterers is mostly calculated at an index linked rate based on the five T/C routes rate of the Baltic Capesize Index.
Results of Operations of United Maritime Predecessor
Year ended December 31, 2021 as compared to year ended December 31, 2020
Vessel Revenue, Net – Vessel revenue, net increased by $3.3 million or 79% from $4.1 million during 2020 to $7.4 million during 2021 and is attributable to the increase in prevailing charter rates. Charter rates were considerably higher during 2021 compared to the same period in 2020, especially during the second and third quarters of 2021. Our time charter equivalent rate for 2021 was 81% higher than that of 2020. Please see the reconciliation below of TCE rate to net revenues from vessels, the most directly comparable U.S. GAAP measure.
Voyage Expenses – Voyage expenses amounted to $0.1 million for both 2021 and 2020. Our vessel was chartered under time charter arrangement throughout 2021 and 2020.
Vessel Operating Expenses – Vessel operating expenses amounted to $2.3 million in 2021 and to $2.0 million in 2020. The daily vessel operating expense increased by 17% during 2021 and the increase is mainly attributable to increased crew expenses due to COVID-19 and the resulting port restrictions which impaired our ability to optimize crew changes. In addition, we incurred additional insurance expenses due to supplementary (retrospective) calls and premiums by our protection and indemnity associations, which are outside our control.
Management Fees – related party – Management fees to related party amounted to $0.2 million for both 2021 and 2020 and relate to fees paid to Seanergy Management.
Management Fees – Management fees amounted to $0.1 million for both 2021 and 2020.
General and Administrative Expenses – General and administrative expenses amounted to $0.6 million and $0.3 million for 2021 and 2020, respectively, and represent the allocation of the expenses incurred by Seanergy based on the number of ownership days of the fleet vessel. The increase in general and administrative expenses from 2020 to 2021 was mainly attributable to an increase in staff costs, including stock based compensation, as the total number of support staff at the end of 2021 were 47 compared to 35 at the end of 2020.
Depreciation – Depreciation amounted to $0.8 million for both 2021 and 2020.
Amortization of deferred drydocking costs – Amortization of deferred drydocking costs for 2021 and 2020 amounted to $0.3 million.
Interest and Finance Costs – Interest and finance cost amounted to $0.7 million in both 2021 and 2020. The weighted average interest rate on our outstanding debt for 2021 and 2020 was approximately 10.5% and 7.3%, respectively. The New EnTrust Loan Facility entered into in July 2020 bears fixed interest of 10.50% while the HCOB facility (defined below), which was settled in July 2020, bore interest of LIBOR plus a margin of 3.75%.
Gain on debt refinancing – The gain in the year ended December 31, 2020, is attributable to the settlement agreement entered into with Hamburg Commercial Bank AG on June 26, 2020.

Year ended December 31, 2020 as compared to year ended December 31, 2019
Vessel Revenue, Net – Vessel revenue, net decreased by $2.8 million and is attributable to the decrease in prevailing charter rates, partly attributable to the COVID-19 pandemic, and was partially offset by an increase in operating days. We had 362 operating days in 2020, as compared to 347 operating days in 2019. The operating days in 2019 were affected by the drydocking which took place, incurring 18 repair days. The TCE rate decreased by 11% in 2020 to $11,025, as compared to $12,343 in 2019. Please see the reconciliation below of TCE rate to net revenues from vessels, the most directly comparable U.S. GAAP measure.
Voyage Expenses – Voyage expenses amounted to $0.1 million in 2020 compared to $2.6 million in 2019. The decrease was primarily attributable to the fact that our vessel was chartered under time charter arrangement throughout 2020, since under these agreements, voyage expenses are borne by the charterer, whereas in 2019, the vessel was employed in the spot market for 126 of the total 347 operating days.
Vessel Operating Expenses – Vessel operating expense amounted to approximately $2.0 million for both 2020 and 2019. The daily vessel operating expense decreased slightly by 4%.
Management Fees – related party – Management fees to related party amounted to $0.2 million for both 2020 and 2019 and relate to fees paid to Seanergy Management.
Management Fees – Management fees amounted to $0.1 million for both 2020 and 2019.
General and Administrative Expenses – General and administrative expenses amounted to $0.3 million for both 2020 and 2019 and represent the allocation of the expenses incurred by Seanergy based on the number of ownership days of the fleet vessel.
Depreciation – Depreciation amounted to $0.8 million for both 2020 and 2019.
Amortization of deferred drydocking costs – Amortization of deferred drydocking costs for 2020 amounted to $0.3 million compared to $0.2 million for 2019, and the increase is attributable to the vessel undergoing drydocking in the first half of 2019.
Interest and Finance Costs – Interest and finance cost amounted to $0.7 million in 2020 compared to $0.9 million in 2019. The decrease was mainly attributable to the reduction in our overall debt through the refinancing from a loan facility with Hamburg Commercial Bank AG, or HCOB (previously known as HSH Nordbank AG), or the HCOB facility, to the New EnTrust Facility (as defined below), going from an outstanding balance of $8.5 million under the HCOB facility at repayment date to a new loan of $6.5 million with certain nominees of EnTrust Global, or EnTrust, as lenders (the “New EnTrust Facility”). The weighted average interest rate on our outstanding debt for 2020 and 2019 was approximately 7.3% and 6.2%, respectively.
Gain on debt refinancing – The gain in the year ended December 31, 2020, is attributable to the settlement agreement entered into with Hamburg Commercial Bank AG on June 26, 2020.
Implications of Being an Emerging Growth Company
We had less than $1.07 billion in revenue during our last fiscal year, which means that we qualify as an “emerging growth company” as defined in the JOBS Act. An emerging growth company may take advantage or specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:
•	exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal controls over financial reporting under Section 404(b) of Sarbanes-Oxley;
•
exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and financial statements.

We may take advantage of these provisions until the end of the fiscal year following the fifth anniversary of our initial public offering or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if, among other things, we have more than $1.07 billion in “total annual gross revenues” during the most recently completed fiscal year. We may choose to take advantage of some, but not all, of these reduced burdens. For as long as we take advantage of the reduced reporting obligations, the information that we provide shareholders may be different from information provided by other public companies. We are choosing to “opt out” of the extended transition period relating to the exemption from new or revised financial accounting standards and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth public companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.
Liquidity and Capital Resources
As of December 31, 2021 and December 31, 2020, we did not have any contractual obligations other than the loan agreement described below and as of the date of this registration statement, we do not have capital expenditures for vessel acquisitions, but we incur capital expenditures when our vessel undergoes surveys and for vessel improvements to meet new regulations. We will require capital to fund ongoing operations and vessel improvements to meet requirements under new regulations. In addition, prior to the consummation of this offering, we expect to have entered into definite agreements to acquire the Acquisition Vessels for an aggregate purchase price of $[_]. The purchase price for each Acquisition Vessel will be payable upon its delivery to us, and all Acquisition Vessels are expected to be delivered to us by the end of 2022. We expect to finance the purchase price for these vessels with a combination of cash-on-hand, all or a portion of the net proceeds of this offering, other financing we may seek to arrange or a new credit facility for which we expect to obtain a commitment letter prior to the consummation of this offering.
Prior to the Spin-Off, we were a fully consolidated subsidiary of Seanergy, a holding company with significant cash reserves and proven access to the equity capital markets and debt financing. Therefore, Seanergy was supporting our liquidity needs, to the extent that these were not covered by our operations. At the time of the Spin-Off, Seanergy increased its investment by a cash amount of $5.0 million, which, in combination with cash generated from our operations, allows for us to meet our short-term liquidity needs. Following the Spin-Off, our principal sources of funds for our liquidity needs are cash flows from operations and bank borrowings. Potential additional sources of funds include equity offerings and contributions from Seanergy.
As at December 31, 2021 and 2020, working capital deficit amounted to $1.1 million and $0.6 million, respectively. The slight increase was mainly due to the increase of the current portion of our loan facility as well as an increase in our trade accounts and other payables.
Cash Flows
Cash and cash equivalents as at December 31, 2021 and 2020 was $0.8 million and $0.4 million, respectively. We consider highly liquid investments such as time deposits and certificates of deposit with an original maturity of around three months or less to be cash equivalents. Cash and cash equivalents are held in U.S. dollars.
Net Cash from Operating Activities
Net cash from operating activities increased by $4.1 million to $3.7 million net cash provided by operating activities in 2021 compared to $0.4 million net cash used in operating activities in 2020. This increase was mainly attributable to increased revenues.
Net cash from operating activities decreased by $1.0 million to $0.4 million net cash used in operating activities in 2020 compared to $0.6 million net cash provided by operating activities in 2019. This decrease was mainly attributable to decreased revenues.
Net Cash from Investing Activities
Net cash used in investing activities was $0.06 million, $0.01 million and $0.01 million for 2021, 2020 and 2019, respectively, and all relate to vessel improvements due to new regulations.
Net Cash from Financing Activities
Net cash used in financing activities was $3.2 million for 2021 and relates to a decrease in net distribution to Parent of $2.4 million and repayment of $0.8 million of the New EnTrust Facility. Net cash used in financing activities was $0.7 million for 2020 and relates to additional investment by Parent of $2.0 million, repayment of an old loan facility of $8.8 million, repayment of $0.2 million of the New EnTrust Facility, proceeds from a new loan facility of $6.5 million and financing fees payments of $0.2 million. Net cash provided by financing activities was $1.0 million for 2019 and relates to additional investment by Parent of $2.8 million and loan repayments of $1.8 million.
As part of Parent, United Maritime Predecessor is dependent upon Parent for all of its working capital and financing requirements, as Parent uses a centralized approach to cash management and financing of its operations. Financial transactions relating to United Maritime Predecessor are accounted for through Seanergy’s equity account. Accordingly, none of Parent’s cash, cash equivalents or debt at the corporate level have been assigned to the United Maritime Predecessor in the financial statements.
Loan Arrangements
On September 1, 2015, Seanergy’s subsidiaries owning the Gloriuship and the Geniuship entered into a loan agreement with HCOB, for a secured loan facility of $44.4 million, or the HCOB Facility, with Seanergy acting as the guarantor. The loan was fully drawn down in 2015 and was used to pay the acquisition of the Gloriuship as well as for the Geniuship and had an original final maturity date of June 30, 2020. The loan was divided into two tranches, where $27.6 million was secured by the Geniuship and $16.8 million was secured by the Gloriuship, the vessel owned by the United Maritime Predecessor. On June 26, 2020, the two vessel owning subsidiaries of the Gloriuship and the Geniuship entered into a settlement agreement with HCOB. Pursuant to the terms of the settlement agreement, in order to fully settle the obligations under the HCOB Facility, a total amount of $23.5 million out of the then outstanding amount of $29.1 million was required to be paid until July 31, 2020. Of the $29.1 million, an amount of $20.6 million was outstanding under the Geniuship tranche and $8.4 million was outstanding under the Gloriuship tranche, with the latter corresponding to the United Maritime Predecessor. On July 17, 2020, the HCOB Facility was settled through a $23.5 million payment with the funds obtained from the proceeds of a new loan facility (described below) and cash on hand, following which all securities created in favor of HCOB were irrevocably and unconditionally released. As a result, United Maritime Predecessor recognized a gain of $1.5 million. As of December 31, 2020, no amounts were outstanding under the HCOB Facility.
On July 15, 2020, Seanergy’s subsidiaries owning the Gloriuship and the Geniuship entered into a secured loan facility of $22.5 million with Kroll Agency Services Limited (previously known as Lucid Agency Services Limited) and Kroll Trustee Services Limited (previously known as Lucid Trustee Services Limited) as facility agent and security agent, respectively, and certain nominees of EnTrust as lenders, or the New EnTrust Facility, with Seanergy acting as the guarantor, and the amount of $22.5 million was drawn down on July 16, 2020. The New EnTrust Facility was split into two tranches, secured by the Geniuship and the Gloriuship. Of the total amount, $16.0 million was drawn under the Geniuship tranche and $6.5 million under the Gloriuship tranche. The New EnTrust Loan Facility is maturing in July 2025 and was originally secured by first priority mortgages over the Gloriuship and the Geniuship, general assignments covering earnings, insurances and requisition compensation of each vessel, account pledge agreements concerning the earnings account of each vessel, share pledge agreements concerning each vessel-owning subsidiaries’ shares and relevant technical and commercial managers' undertakings. On December 20, 2021, the vessel owning subsidiary of the Geniuship fully prepaid the amount of $14.6 million outstanding under the Geniuship tranche. As of December 31, 2021 and December 31, 2020, the total amount outstanding under this facility was $5.5 million and $22.0 million respectively, of which the amount outstanding under the Gloriuship tranche was $5.5 million and $6.3 million, respectively.
As of the date of this registration statement, the amount outstanding under the New EnTrust Facility is $5.0 million and has a maturity date in July 2025. The loan facility bears fixed interest of 10.50% and is repayable in 13 quarterly installments of $0.4 million and a balloon payment of $0.4 million payable at maturity.
The New EnTrust Facility is currently secured by the Gloriuship and contains financial covenants and undertakings requiring maintenance of a security cover ratio, minimum guarantor’s liquidity, applying on Seanergy and a minimum borrower’s liquidity. Specifically, the facility provides that: (i) the security cover percentage requirement (as defined therein) is required to be equal to 110% for the first 18 months following drawdown, 115% for months 19 to 24 following drawdown, 120% for months 25 to 36 following drawdown and 130% at all times thereafter until maturity, and (ii) minimum liquidity of $0.3 million for the first three months following drawdown of the facility and $0.4 million at all times thereafter, reduced to $0.3 million if the Gloriuship is subject to a time-charter exceeding 12 months in duration, shall be maintained in the borrower’s earnings account.

In April 2022, we received approval from the lender to amend this loan facility to replace Seanergy with us as guarantor upon consummation of the Spin-Off, to waive all applicable financial covenants with no material changes in the other terms of the loan facility. Prior to the consummation of this offering, we will enter into an amendment substantially in the form filed as an exhibit to this registration statement.
In connection with the purchase of the Acquisition Vessels, we expect, prior to the consummation of this offering, to obtain a commitment letter from Blue Ocean or its affiliates (the “Blue Ocean Commitment Letter”) to provide us with financing for a portion of the purchase price of the Acquisition Vessels and for the refinancing of the current facility for the Gloriuship. The entry into such facilities would remain subject to negotiation of binding documentation.
Pursuant to the Blue Ocean Commitment Letter, our vessel-owning subsidiary and we as guarantor will enter into a facility secured by the Gloriuship in an amount of $[__] million with a term of [_] months. The facility will bear interest at a rate of [_] per annum and would be repayable in an amount of $[_] million on each of [_], [_] and [_] with a balloon payment due at maturity. The facility will contain financial covenants and undertakings. The facility will be secured by a first priority mortgage over the Gloriuship, general assignments covering earnings, insurances and requisition compensation of the vessel, account pledge agreements concerning the earnings account of the vessel, share pledge agreements concerning the vessel-owning subsidiaries’ shares and relevant technical and commercial managers' undertakings.
Pursuant to the Blue Ocean Commitment Letter, our vessel-owning subsidiaries and we as guarantor will enter into a facility secured by the Acquisition Vessels in an amount of $[__] million with a term of [_] months. The facility will bear interest at a rate of [_] per annum and would be repayable in an amount of $[_] million on each of [_], [_] and [_] with a balloon payment due at maturity. The facility will contain financial covenants and undertakings. The facility will be secured by a first priority mortgage over the Acquisition Vessels, general assignments covering earnings, insurances and requisition compensation of the vessel, account pledge agreements concerning the earnings account of the vessel, share pledge agreements concerning the vessel-owning subsidiaries’ shares and relevant technical and commercial managers' undertakings.
Research and development, patents and licenses
Not applicable.
Trend information
Our results of operations depend primarily on the charter rates earned by our vessel. Over the course of 2021, the BDI registered a low of 1,303 on February 10, 2021 and a high of 5,650 on October 7, 2021.
Since the start of the financial crisis in 2008 the performance of the BDI has been characterized by high volatility, as the growth in the size of the dry bulk fleet outpaced growth in vessel demand for an extended period of time.
Specifically, in the period from 2010 to 2020, the size of the fleet in terms of deadweight tons grew by an annual average of about 6.0% while the corresponding growth in demand for dry bulk carriers grew by 3.1%, resulting in a drop of about 61% in the value of the BDI over the period. In 2021, the total size of the dry bulk fleet is rose by about 3.6% in 2021, compared to demand growth of 3.9%, which resulted in a 177% increase in the BDI. According to tentative projections, the total size of the dry bulk fleet is expected to rise by about 2.2% in 2022, compared to similar expected demand growth of 1.9%.
Meanwhile, the war in Ukraine has amplified the volatility in the dry bulk market with the BDI ranging since the beginning of the year between 1,296 and 3,369. In the short term, the effect of the invasion of Ukraine has been mildly positive for the dry bulk market, yet the overall longer term effect on ton-mile demand is uncertain given that cargoes such as grains, coal and iron ore exported previously from Ukraine and Russia will need to be substituted by cargoes from different sources.
In case that the stipulated tanker fleet acquisition is consummated, our results of operations will also depend on the charter rates earned by our tanker vessels. For crude oil tankers, over the course of 2021, the BDTI registered a low of 492 on January 18, 2021 and a high of 835 points on November 11, 2021. As regards oil product tankers the BCTI registered a low of 432 on January 5, 2021 and a high of 856 points on December 15, 2021.
As has been the case in other shipping markets, the tanker charter market has been subject to considerable volatility over the past decade, mainly due to the fast fleet growth, which generally outpaced the growth in transportation demand. From 2010 to 2020, average year-over-year product tanker fleet growth was equal to 4.1% compared to seaborne trade growth of approximately 2.3%. For crude oil tankers during the same period, average year-over-year fleet growth was equal to 3.6% compared to 0.6% growth in seaborne trade. As a result, charter rates in the previous decade remained below the peak reached in 2008. During 2020, charter rates for both crude and product tankers soared after the implementation of the COVID related lockdowns, as oil prices plummeted and demand for storage for unneeded crude and products caused a shortage in available vessels. During 2021, the high inventories of crude oil and petroleum products and the ongoing lockdowns against COVID led to a large decrease in cargo demand leading to a significant drop in charter rates.
Generally, demand for both crude and product tanker vessels is driven by global oil demand and changes in trading patterns. According to the International Energy Agency, oil demand in 2023 is expected to exceed pre-pandemic levels, with supply expected to rise after seven consecutive quarters of oil inventory drawdowns. Over the past years, crude oil exports originating in the US Gulf and the Atlantic basin in general have risen, with the main destinations being in China, India and the Far East. This represents an increase in sailing distance compared to exports from the Arabian Gulf, which has generally had a positive effect on vessel demand. For product tankers, the rise in refining capacity in India and China and the associated increase in oil product exports has increased the demand for long-haul oil product shipments to developed countries.
Based on current projections by Clarksons Research product tanker fleet growth in 2022 expected to be equal to 0.9% while in 2023 the product tanker fleet is expected to shrink by 0.4% against cargo growth of 4.0% and 3.9% respectively. The crude oil tanker fleet is expected to grow by 3.2% and 1.6% in 2022 and 2023, while cargo growth is expected at 3.2% and 2.5% respectively.
Given the very limited newbuilding orderbook and the significant environmental restrictions that emanate IMO’s plan to reduce greenhouse gases and carbon emissions, there is considerable uncertainty involved in ordering newbuilding vessels. As a result, we expect to see slow fleet growth and a positive supply demand balance for both crude and product tankers that should prove constructive for charter rates.
In addition, the continuing war in Ukraine led to increased economic uncertainty amidst fears of a more generalized military conflict or significant inflationary pressures, due to the increases in fuel and grain prices following the sanctions imposed on Russia. Whether the present dislocation in the markets and resultant inflationary pressures will transition to a long-term inflationary environment is uncertain, and the effects of such a development on charter rates, vessel demand and operating expenses in the sector in which we operate are uncertain. As described above, the initial effect of the invasion in Ukraine on the dry bulk freight market ranged from neutral to positive, despite the short-term volatility in charter rates and increases on specific items of operating costs, mainly in the context of increased crew costs. If these conditions are sustained, the longer-term net impact on the dry bulk freight market and our business would be difficult to predict. Historically, a positive relationship is registered between global inflation and Capesize freight rates, and therefore the inflationary trends have not, and we do not expect them to have, a material impact on our results of operations. However, such events may have unpredictable consequences, and contribute to instability in global economy, a decrease in supply or cause a decrease in worldwide demand for certain goods and, thus, shipping. Regarding the possible impact of supply chain disruptions that have or may emanate from the military conflict in Ukraine, our operations have not been affected materially and we do not expect them to be in the future. The trading patterns of the Gloriuship do not involve calling at Russian or Ukrainian ports, while on the other hand our suppliers and service providers have so far not been subject to any restrictions or disruptions in their operations. However, one potential area of impact has to do with the crewing of our vessel, as Ukraine, Russia and Belarus are all major crewing hubs for the shipping industry. As a result, we expect disruptions and increased costs might be encountered in sourcing crew members for our fleet. This is expected to be a general issue for the shipping industry, which we do not expect will materially worsen our competitive position in the market.
Since its outbreak in late 2019, the COVID-19 pandemic has caused severe global disruptions and may continue to affect the economic conditions regionally as well as globally and otherwise impact our operations and the operations of our customers and suppliers. The reopening of the global economy and consequent increased demand across key dry bulk commodities has positively affected our revenues. However, there is still high uncertainty on how the pandemic will evolve, with new variants emerging, forcing governments in affected countries to impose travel bans, quarantines and other emergency public health measures depending on the severity of the situation on each case. The recent lockdowns in certain cities in China have caused disruptions in the country’s production and supply chain and further continuation or expansion of these lockdowns may have an adverse impact on the global economy, including volatility in the market for dry bulk commodities. Despite the improved Capesize sector freight rates observed during this period, the long-term impacts on the Capesize sector remain uncertain. An increase in the severity or duration or a resurgence of the COVID-19 pandemic could have an adverse impact on the Company’s business, results of operations, cash flows, financial condition, the carrying value of the Company’s assets and the fair values of the Company’s vessels.
Important Measures and Definitions for Analyzing Results of Operations
We use a variety of financial and operational terms and concepts. These include the following:
Ownership days. Ownership days are the total number of calendar days in a period during which we owned or chartered in on bareboat basis for our vessel initially comprising our fleet and other vessels we may acquire. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses recorded during that period.
Available days. Available days are the number of ownership days less the aggregate number of days that our vessel and other vessels we may acquire are off-hire due to major repairs, dry-dockings, lay-up or special or intermediate surveys. The shipping industry uses available days to measure the aggregate number of days in a period during which vessels are available to generate revenues.
Operating days. Operating days are the number of available days in a period less the aggregate number of days that our vessel and other vessels we may acquire are off-hire due to unforeseen circumstances. Operating days include the days that our vessel and other vessels we may acquire are in ballast voyages without having fixed their next employment. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels could actually generate revenues.
Fleet utilization. Fleet utilization is the percentage of time that our vessel was generating revenues and is determined by dividing operating days by ownership days for the relevant period.
Off-hire. The period a vessel is not being chartered or is unable to perform the services for which it is required under a charter.
Dry-docking. We periodically dry-dock our vessel for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements.
Time charter. A time charter is a contract for the use of a vessel for a specific period of time (period time charter) or for a specific voyage (trip time charter) during which the charterer pays substantially all of the voyage expenses, including port charges, bunker expenses, canal charges and other commissions. The vessel owner pays the vessel operating expenses, which include crew costs, provisions, deck and engine stores and spares, lubricants, insurance, maintenance and repairs. The vessel owner is also responsible for each vessel's dry-docking and intermediate and special survey costs. Time charter rates are usually fixed during the term of the charter. Prevailing time charter rates do fluctuate on a seasonal and year-to-year basis and may be substantially higher or lower from a prior time charter agreement when the subject vessel is seeking to renew the time charter agreement with the existing charterer or enter into a new time charter agreement with another charterer. Fluctuations in time charter rates are influenced by changes in spot charter rates.
Bareboat charter. A bareboat charter is generally a contract pursuant to which a vessel owner provides its vessel to a charterer for a fixed period of time at a specified daily rate. Under a bareboat charter, the charterer assumes responsibility for all voyage and vessel operating expenses and risk of operation.
Voyage charter. A voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed-upon total amount. Under voyage charters, voyage expenses, such as port charges, bunker expenses, canal charges and other commissions, are paid by the vessel owner, who also pays vessel operating expenses.
TCE. Time charter equivalent, or TCE, rate is defined as our net revenue less voyage expenses during a period divided by the number of our operating days during the period. Voyage expenses include port charges, bunker expenses, canal charges and other commissions.
Daily Vessel Operating Expenses. Daily Vessel Operating Expenses are calculated by dividing vessel operating expenses less pre-delivery expenses by ownership days for the relevant time periods. Vessel operating expenses include crew costs, provisions, deck and engine stores, lubricants, insurance, maintenance and repairs. Vessel operating expenses before pre-delivery expenses exclude one-time pre-delivery and pre-joining expenses associated with initial crew manning and supply of stores of Company's vessels upon delivery.
Performance Indicators
The figures shown below are non-GAAP statistical ratios used by management to measure performance of our vessel. For the “Fleet Data” figures, there are no comparable U.S. GAAP measures.
	Year Ended December 31,
	2021	2020	2019
Fleet Data:
Ownership days	365	366	365
Available days	365	366	347
Operating days	363	362	347
Fleet utilization	99.5%	98.9%	95.1%

Average Daily Results:
TCE rate(1)	$19,972	$11,025	$12,343
Daily Vessel Operating Expenses	$6,321	$5,393	$5,622
(1)
We include TCE rate, a non-GAAP measure, as we believe it provides additional meaningful information in conjunction with net revenues from vessels, the most directly comparable U.S. GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessel and in evaluating their its financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies. The following table reconciles our net revenues from vessel to TCE rate.

	Year Ended December 31,
	2021	2020	2019
(In thousands of US Dollars, except operating days and TCE rate)
Net revenues from vessels	$7,395	$4,124	$6,885
Voyage expenses	145	133	2,602
Time charter equivalent revenues	$7,250	$3,991	$4,283

Operating days	363	362	347
Daily time charter equivalent rate	$19,972	$11,025	$12,343
	Year Ended December 31,
	2021	2020	2019
(In thousands of US Dollars, except ownership days and Daily Vessel Operating Expenses)
Vessel operating expenses	$2,307	$1,974	$2,052

Ownership days	365	366	365
Daily Vessel Operating Expenses	$6,321	$5,393	$5,622
Critical Accounting Estimates
The discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions.
Critical accounting estimates are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. We have described below what we believe is our most critical accounting estimate, because it generally involves a comparatively higher degree of judgment in its application. For a description of all our significant accounting policies, see Note 2 to our annual audited financial statements included in this registration statement.

Impairment of Long-lived Assets
We review our long-lived assets for impairment whenever events or changes in circumstances, such as prevailing market conditions, obsolescence or damage to the asset, business plans to dispose a vessel earlier than the end of its useful life and other business plans, indicate that the carrying amount of the assets, plus unamortized dry-docking costs and cost of any equipment not yet installed, may not be recoverable. The volatile market conditions with decreased charter rates and decreased vessel market values are conditions we consider to be indicators of a potential impairment for our vessel. We determine undiscounted projected operating cash flows, for each vessel and compare it to the vessel's carrying value. When the undiscounted projected operating cash flows expected to be generated by the use of the vessel and/or its eventual disposition are less than its carrying amount, we impair the carrying amount of the vessel. Measurement of the impairment loss is based on the fair value of the asset as determined by independent valuators and use of available market data. The undiscounted projected operating cash inflows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the non-fixed days (based on a combination of one year charter rates estimate and the average of the trailing 10-year historical charter rates, excluding the outliers) adjusted for commissions, expected off hires due to scheduled vessels' maintenance and estimated unexpected breakdown off hires. The undiscounted projected operating cash outflows are determined by applying various assumptions regarding vessel operating expenses, management fees and scheduled vessels' maintenance.
Our assessment concluded that no impairment loss should be recorded as of December 31, 2021 and 2020.
Historically, the market values of vessels have experienced volatility, which from time to time may be substantial. As a result, the charter-free market value of our vessel may have declined below the vessel's carrying value, even though we would not impair the vessel's carrying value under our accounting impairment policy. The table set forth below indicates (i) the carrying value of our vessel as of December 31, 2021 and December 31, 2020, respectively, and (ii) if we believe our vessel had a basic market value below its carrying value. The carrying value includes, as applicable, vessel costs, plus any unamortized deferred dry-docking costs and costs of any equipment not yet installed. The difference between the carrying value of our vessel and its market value of $1.4 million, as of December 31, 2020, represents the amount by which we believe we would have had to reduce our net income if we sold our vessel, on industry standard terms, in cash transactions, and to a willing buyer where we are not under any compulsion to sell, and where the buyer was not under any compulsion to buy as of December 31, 2020. For purposes of this calculation, we assumed that the vessel would be sold at a price that reflected our estimate of their charter-free market value as of December 31, 2020.
			Carrying value plus unamortized dry-docking costs and cost of any equipment not yet installed as of (in millions of U.S. dollars)
Vessel	Year Built	Dwt	December 31, 2021	December 31, 2020
Gloriuship	2004	171,314	12.4	13.4*
TOTAL			12.4	13.4
*
Indicates dry bulk carrier vessel for which we believe, as of December 31, 2020, the basic charter-free market value was lower than the vessel's carrying value plus unamortized dry-docking costs and cost of any equipment not yet installed.

Our estimate of charter-free market value assume that our vessel was in good and seaworthy condition without need for repair and if inspected would be certified in class without notations of any kind. Our estimate is based on information available from various industry sources, including:
•	reports by industry analysts and data providers that focus on our industry and related dynamics affecting vessel values;
•	news and industry reports of similar vessel sales;
•
news and industry reports of sales of vessels that are not similar to our vessel and other vessels we may acquire where we have made certain adjustments in an attempt to derive information that can be used as part of our estimates;

•
approximate market values for our vessel and other vessels we may acquire or similar vessels that we have received from shipbrokers, whether solicited or unsolicited, or that shipbrokers have generally disseminated;

•	offers that we may have received from potential purchasers of our vessel and other vessels we may acquire; and
•
vessel sale prices and values of which we are aware through both formal and informal communications with shipowners, shipbrokers, industry analysts and various other shipping industry participants and observers.

As we obtain information from various industry and other sources, our estimates of basic market value are inherently uncertain. In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future basic market value of our vessel and other vessels we may acquire or prices that we could achieve if we were to sell them. We refer you to the risk factor entitled “The market values of our vessel and other vessels we may acquire may decrease, which could limit the amount of funds that we can borrow in the future, trigger breaches of certain financial covenants under any future loan agreements and other financing agreements, and we may incur an impairment or, if we sell vessels following a decline in their market value, a loss.”
Although we believe that the assumptions used to evaluate potential asset impairment are based on historical trends and are reasonable and appropriate, such assumptions are highly subjective. To minimize such subjectivity, our analysis for the year ended December 31, 2020, for which indicators of impairment were identified, also involved sensitivity analysis to the model input we believe is more important and likely to change. In particular, in terms of our estimates for the time charter equivalent for the unfixed period, we use a combination of one-year charter rates estimate and the average of the trailing 10-year historical charter rates, excluding outliers. Although the trailing 10-year historical charter rates, excluding the outliers, cover at least a full business cycle, we sensitized our model with regards to long-term historical charter rate assumptions for the unfixed period beyond the first year. Our sensitivity analysis revealed that, to the extent that going forward the 10-year historical charter rates, excluding the outliers, would not decline by more than 52% for Capesize vessels, we would not require to recognize impairment for the years ended December 31, 2020.
Accounting for Revenues and Expenses
Revenues are generated from time charter agreements which contain a lease as they meet the criteria of a lease under ASC 842. Agreements with the same charterer are accounted for as separate agreements according to their specific terms and conditions. All agreements contain a minimum non-cancellable period and an extension period at the option of the charterer. Each lease term is assessed at the inception of that lease. Under a time charter agreement, the charterer pays a daily hire for the use of the vessel and reimburses the owner for hold cleanings, extra insurance premiums for navigating in restricted areas and damages caused by the charterers. Additionally, the charterer pays to third parties port, canal and bunkers consumed during the term of the time charter agreement. Such costs are considered direct costs and are not recorded as they are directly paid by charterers, unless they are for the account of the owner, in which case they are included in voyage expenses. Additionally, the owner pays commissions on the hire revenue, to both the charterer and to brokers, which are direct costs and are recorded in voyage expenses. Under a time charter agreement, the owner pays for the operation and the maintenance of the vessel, including crew, insurance, spares and repairs, which are recognized in operating expenses. The Company, as lessor, has elected not to allocate the consideration in the agreement to the separate lease and non-lease components (operation and maintenance of the vessel) as their timing and pattern of transfer to the charterer, as the lessee, are the same and the lease component, if accounted for separately, would be classified as an operating lease. Additionally, the lease component is considered the predominant component as the Company has assessed that more value is ascribed to the vessel rather than to the services provided under the time charter contracts.
Voyage expenses, primarily consisting of commissions, are expensed over the related voyage charter period to the extent revenue has been recognized since commissions are due as the Company’s revenues are earned. All vessel operating expenses are expensed as incurred.

BUSINESS
History and development of the Company
Overview
We are an international shipping company currently specializing in worldwide seaborne transportation of dry bulk commodities. As of the consummation of the Spin-Off, we will own one Capesize drybulk vessel, with a cargo-carrying capacity of approximately 171,314 dwt and an age of 18.4 years. We intend to expand our fleet into other seaborne transportation sectors depending on available opportunities.
We are in discussions relating to the acquisition of [_] tanker vessels, which have a weighted average age of [_] years and an aggregate carrying capacity of approximately [_] dwt, and we expect, prior to the consummation of this offering, to enter into definitive agreements with respect to such acquisition. See “—Proposed Vessel Acquisition.”
We were incorporated under the laws of the Republic of the Marshall Islands, pursuant to the BCA, on January 20, 2022. Our executive offices are located at 154 Vouliagmenis Avenue, 16674 Glyfada, Greece and our telephone number is +30 2130181507. Our website is www.unitedmaritime.gr. The Commission maintains a website that contains reports, proxy and information statements, and other information that we file electronically at www.sec.gov.
Our Current Fleet
The following table lists the vessel in our fleet as of the consummation of the Spin-Off:
Vessel Name	Year Built	Dwt	Flag	Yard	Type of Employment
Gloriuship	2004	171,314	Marshall Islands	Hyundai	T/C Index Linked(1)
(1)
This vessel is chartered by Pacbulk Shipping Pte. Ltd. Singapore, a dry bulk charter operator, and was delivered to the charterer on December 19, 2019 for an original period of about 4 to about 7 months, pursuant to the terms of the charterparty agreement dated December 6, 2019 entered into between the United Maritime Predecessor and the charterer. On April 16, 2020, the charter was extended for a period of about 10 to about 14 months. On December 22, 2020, a further extension period was agreed up to minimum January 2022 to maximum April 2022. On December 22, 2021 another extension period was agreed up to minimum December 2022 to maximum April 2023. The net daily charter hire is calculated at an index linked rate based on the five T/C routes of the BCI. In addition, the time charter provides the option to convert the index linked rate to a fixed rate for a period of minimum 3 to maximum 12 months based on the Capesize 5TC freight forward agreement for the selected period. The Company has exercised this option and the vessel currently earns a gross fixed charter rate of $28,060 per day for the period from April 1, 2022 until November 30, 2022. The Company had previously exercised this option for the periods of the second, third and fourth quarter of 2021 earning a gross daily rate of $11,270, $22,770 and $35,880, respectively, and a gross daily rate of $19,780 during January of 2022. According to the provisions of the time charter, as is customary in most time-charter contracts for dry bulk vessels, United Maritime Predecessor is entitled to terminate the charter in case of the charterer’s failure of punctual and regular payment of hire, while the charterer may cancel the charter if the vessel is placed off-hire for more than forty-five consecutive days. In addition, both parties have the option to terminate the charter in case of war outbreak between two or more of certain countries identified in the agreement (UK, United States, C.I.S., People’s Republic of China, Japan and Greece), which war directly affects the performance of the charter. The time charter is governed by English law.

Proposed Vessel Acquisition
We are in discussions with unaffiliated third parties (“the Sellers”), relating to the acquisition of [_] second-hand tanker vessels (the “Acquisition Vessels”) for an aggregate purchase price of $[_]. The acquisition remains subject to negotiation of definite documentation with each of the Sellers for the Acquisition Vessels which we expect to enter into prior to the consummation of this offering. Delivery of the Acquisition Vessels is expected to occur within the third and fourth quarters of 2022, subject to customary closing conditions. The Acquisition Vessels are expected to be employed either in the spot market or in short-term time charter agreements and/or enter commercial tanker pools upon their delivery.

The following table lists the Acquisition Vessels:
Vessel Name	Year Built	Dwt	Type	Flag	Yard	Vessel Name
[_]	[_]	[_]	[_]	[_]	[_]	[_]
[_]	[_]	[_]	[_]	[_]	[_]	[_]
[_]	[_]	[_]	[_]	[_]	[_]	[_]
[_]	[_]	[_]	[_]	[_]	[_]	[_]
[_]	[_]	[_]	[_]	[_]	[_]	[_]
[_]	[_]	[_]	[_]	[_]	[_]	[_]
Key to Flag:
In connection with the purchase of the Acquisition Vessels, we expect, prior to the consummation of this offering, to obtain a commitment letter from Blue Ocean Fund LP (“Blue Ocean”), an affiliate of Entrust Global and the lender under our current loan facility relating to the Gloriuship, or its affiliates to provide us with financing for a portion of the purchase price of the Acquisition Vessels and for the refinancing of the current facility for the Gloriuship. See “Management’s Discussion and Analysis of Operating and Financial Review and Prospects—Loan Arrangements.”
Our Business Strategy
Competitive Strengths
Opportunity for growth. We believe we will be well positioned to opportunistically expand and maximize our current fleet due to competitive cost structure, strong customer relationships and experienced management team.
Demonstrated access to financing. We believe that we are well placed to take advantage of business opportunities due to Seanergy’s operational platform, which we aim to leverage on, along with our management team’s demonstrated access to financing at Seanergy. We believe that our ability to access financing will continue to allow us to capture additional market opportunities when they arise.
Experienced management team. We expect certain officers and directors of our Parent to serve on our board of directors and management team and as such we believe that our management team's reputation and track record in building shipping fleets should provide us with access to attractive acquisition, chartering and vessel financing opportunities.
Strategies
Opportunistic and sector-agnostic vessel acquisition strategy. Shipping markets are divided into various key sectors including the dry bulk, tanker, gas and container markets, with each of them further segregated to sub-sectors. We plan to exploit opportunities in any sector and sub-sector that provides an attractive demand and supply profile as well as a positive market outlook in the medium to long-term by acquiring vessels trading on this sector. The decision for entering a new sector will be based on robust fundamentals and thoughtful analysis of factors affecting both the demand side and the supply side, while the selection of the target vessel will be subject to strict qualitative criteria including the environmental performance and energy efficiency of the acquisition candidates.
Expand our fleet through accretive acquisitions. We intend to grow our current fleet through timely and selective acquisitions of additional vessels at attractive valuations. In evaluating acquisitions, we consider and analyze, among other things, our expectation of fundamental developments in the shipping industry, the level of liquidity in the resale and charter market, the vessel condition and technical specifications, the expected remaining useful life, as well as the overall strategic positioning of our fleet and customers. For vessels acquired with charters attached, we also consider the credit quality of the charterer and the duration and terms of the contracts in place. Based on our management team’s successful track record, commercial expertise and reputation in the marketplace as well as our transparent and public corporate structure, we believe that we are well-positioned to source off-market opportunities to acquire second-hand vessels. As a result, we may be able to acquire vessels on more favorable terms than what would be obtained without access to such opportunities.
Access to attractive chartering opportunities. Our senior management in combination with Fidelity, Seanergy’s commercial manager, has established strong relationships with international miners, charterers and brokers. We believe that these relationships should provide us with access to attractive chartering opportunities. Furthermore, we aim to maintain our fleet at a level that meets or exceeds stringent industry standards as we believe that owning a modern and well-maintained fleet provides us with a competitive advantage in securing favorable employment.

Environmental, Social, Governance, or ESG, Practices: We actively manage a broad range of ESG initiatives, taking into consideration their expected impact on the sustainability of our business over time, and the potential impact of our business on society and the environment. Scrubber installations, Existing Vessel Design Index, or EVDI, upgrades, and Energy Saving Devices (“ESDs”) installations, weather routing, slow steaming, ballast and trim optimization during the ballast voyage legs and frequent propeller and hull cleaning policy constitute examples of the environmental practices our management team has deployed. The Capesize vessel that will comprise our initial fleet was drydocked in mid-April 2022, where a Ballast Water Treatment System and various ESDs were installed, that will ensure compliance with the new environmental regulations and that the vessel will remain competitive for the years to come. Moreover, we pay considerable attention to our human resources both on our vessel and ashore, proven by a variety of practices, including, gender discrimination elimination, performance KPIs, worldwide training and medical insurance.
Management of Our Fleet
We and our vessel-owning subsidiaries have entered into a master management agreement with Seanergy, a technical management agreement with Seanergy Shipmanagement and a commercial management agreement with Seanergy Management, pursuant to which Seanergy (directly or through Seanergy Management or Seanergy Shipmanagement), Seanergy Management and Seanergy Shipmanagement shall provide us with or arrange on our behalf (through unrelated third parties) administrative, accounting, finance, commercial management, technical management, brokerage and certain other services. In relation to the technical services, Seanergy Shipmanagement will be responsible for arranging (directly or by subcontracting) for the crewing of the vessels, the day-to-day operations, inspections, maintenance, repairs, drydocking, purchasing, insurance and claims handling. Administrative functions that will be performed by Seanergy include but are not limited to investor relations, back-office, reporting, legal and secretarial services. In addition, Seanergy will provide (directly or through Seanergy Management) services for the chartering of our vessel and monitoring thereof, freight collection, and sale and purchase. In providing these services, the Managers may subcontract and pay third parties and shall receive reimbursement from us or arrange for the appointment of third parties to provide these services in which cases such third parties may be paid directly by us. Seanergy Shipmanagement may subcontract the technical management and crew management for our current vessel and other vessels we may acquire to third parties or arrange for the appointment of such third parties, including V.Ships Limited, V.Ships Greece Ltd., Anglo-Eastern Crew Management (Asia) Limited and Global Seaways S.A.. Seanergy may sub-contract certain commercial management services to Fidelity Marine Inc., an independent third party, which provides commercial management services for all of the vessels in Seanergy’s fleet or any other third party. These third party-managers will be supervised by Seanergy Shipmanagement and Seanergy Management. We or our designated subsidiaries may enter into agreements relating to commercial or technical management services directly with such third-party managers and may incur additional costs for technical management under such agreements.
The management agreements which were entered into in conjunction with our separation from Seanergy and the Spin-Off provide for: a fixed management fee of $14,000 per vessel per month payable to Seanergy Shipmanagement and a fixed administration fee of $325 per vessel per day payable to Seanergy. We expect to pay to Seanergy Management a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessel, except for any vessels that are chartered-out to Seanergy. Seanergy Management will also earn a fee equal to 1% of the contract price of any vessel bought or sold by them on our behalf, except for any vessels bought or sold from or to Seanergy, or in respect of any vessel sale relating to a sale leaseback transaction. Additional vessels that we may acquire in the future may be managed by the Managers or by other unaffiliated management companies.
The initial term of our master management agreement with Seanergy will expire on December 31, 2024. Unless three months’ notice of non-renewal is given by either party prior to the end of the then current term, this agreement will automatically extend for additional 12-month periods. The master management agreement may be terminated immediately only for cause and at any time by either party with three months’ prior notice, and no termination fee will be payable.
We may enter into similar or new management agreements for the management of any additional vessels we may acquire in the future.
Employment of Our Fleet
As of the date of this prospectus, our current vessel is chartered on a time charter whose daily rate is linked to the BCI. A time charter is generally a contract to provide your ship for a predefined period to the charterer for an agreed daily US$ rate. This rate can be fixed or index-linked, with the latter mounting volatility of freight earnings, as shipping freight indices fluctuate on a seasonal and year-to-year basis. Fluctuations derive from imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes. Vessels operating in the time charter market ensure that there will be employment on the vessel for the defined period, while the index-linked hire rate may enable us to capture increased profit margins during periods of improvements in dry bulk vessel charter rates.
The Dry Bulk Shipping Industry
The global dry bulk vessel fleet is divided into four categories based on a vessel's carrying capacity. These categories are:
Capesize. Capesize vessels have a carrying capacity of exceeding 100,000 dwt. Only the largest ports around the world possess the infrastructure to accommodate vessels of this size. Capesize vessels are primarily used to transport iron ore or coal and, to a much lesser extent, grains, primarily on long-haul routes.
Panamax. Panamax vessels have a carrying capacity of between 60,000 and 100,000 dwt. These vessels are designed to meet the physical restrictions of the Panama Canal locks (hence their name “Panamax” — the largest vessels able to transit the Panama Canal prior to its 2016 expansion, making them more versatile than larger vessels). These vessels carry coal, grains, and, to a lesser extent, minerals such as bauxite/alumina and phosphate rock.
Handymax/Supramax. Handymax vessels have a carrying capacity of between 30,000 and 60,000 dwt. These vessels operate on a large number of geographically dispersed global trade routes, carrying primarily grains and minor bulks. The standard vessels are usually built with 25-30 ton cargo gear, enabling them to discharge cargo where grabs are required (particularly industrial minerals), and to conduct cargo operations in countries and ports with limited infrastructure. This type of vessel offers good trading flexibility and can, therefore, be used in a wide variety of bulk and neobulk trades, such as steel products. Supramax are a sub-category of this category typically having a cargo carrying capacity of between 50,000 and 60,000 dwt.
Handysize. Handysize vessels have a carrying capacity of up to 30,000 dwt. These vessels are almost exclusively carry minor bulk cargo. Increasingly, vessels of this type operate on regional trading routes, and may serve as trans-shipment feeders for larger vessels. Handysize vessels are well suited for small ports with length and draft restrictions. Their cargo gear enables them to service ports lacking the infrastructure for cargo loading and discharging.
The supply of dry bulk vessels is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss. The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs.
The demand for dry bulk vessel capacity is determined by the underlying demand for commodities transported in dry bulk vessels, which in turn is influenced by trends in the global economy. Demand for dry bulk vessel capacity is also affected by the operating efficiency of the global fleet, with port congestion, which has been a feature of the market since 2004, absorbing tonnage and therefore leading to a tighter balance between supply and demand. In evaluating demand factors for dry bulk vessel capacity, we believe that dry bulk vessels can be the most versatile element of the global shipping fleets in terms of employment alternatives.
Charter Hire Rates
Charter hire rates fluctuate by varying degrees among dry bulk vessel size categories. The volume and pattern of trade in a small number of commodities (major bulks) affect demand for larger vessels. Therefore, charter rates and vessel values of larger vessels often show greater volatility. Conversely, trade in a greater number of commodities (minor bulks) drives demand for smaller dry bulk vessels. Accordingly, charter rates and vessel values for those vessels are subject to less volatility.
Charter hire rates paid for dry bulk vessels are primarily a function of the underlying balance between vessel supply and demand, although at times other factors may play a role. Furthermore, the pattern seen in charter rates is broadly mirrored across the different charter types and the different dry bulk vessel categories. However, because demand for larger dry bulk vessels is affected by the volume and pattern of trade in a relatively small number of commodities, charter hire rates (and vessel values) of larger ships tend to be more volatile than those for smaller vessels.
In the time charter market, rates vary depending on the length of the charter period and vessel specific factors such as age, speed and fuel consumption.

In the voyage charter market, rates are influenced by cargo size, commodity, port dues and canal transit fees, as well as commencement and termination regions. In general, a larger cargo size is quoted at a lower rate per ton than a smaller cargo size. Routes with costly ports or canals generally command higher rates than routes with low port dues and no canals to transit. Voyages with a load port within a region that includes ports where vessels usually discharge cargo or a discharge port within a region with ports where vessels load cargo also are generally quoted at lower rates, because such voyages generally increase vessel utilization by reducing the unloaded portion (or ballast leg) that is included in the calculation of the return charter to a loading area.
Within the dry bulk shipping industry, the charter hire rate references most likely to be monitored are the freight rate indexes issued by the Baltic Exchange. These references are based on actual charter hire rates under charters entered into by market participants as well as daily assessments provided to the Baltic Exchange by a panel of major shipbrokers.
Competition
We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on its reputation. Seanergy negotiates the terms of our charters (whether voyage charters, period time charters, bareboat charters or pools) based on market conditions. We currently compete primarily with other owners of dry bulk vessels, many of which may have more resources than us and may operate vessels that are newer, and therefore more attractive to charterers than vessels we may operate. Ownership of dry bulk vessels is highly fragmented and is divided among publicly listed companies, state-controlled companies and independent dry bulk vessel owners. We currently compete primarily with owners of dry bulk vessels in the Capesize class size.
Customers
The customers of the United Maritime Predecessor during the last two years include national, regional and international companies. Customers individually accounting for more than 10% of the United Maritime Predecessor’ revenues during the years ended December 31, 2021, 2020 and 2019 were:
Customer	2021	2020	2019
A	100%	100%	52%
B	—	—	42%
Total	100%	100%	94%
Seasonality
Coal, iron ore and grains, which are the major bulks of the dry bulk shipping industry, are somewhat seasonal in nature. The energy markets primarily affect the demand for coal, with increases during hot summer periods when air conditioning and refrigeration require more electricity and towards the end of the calendar year in anticipation of the forthcoming winter period. The demand for iron ore tends to decline in the summer months because many of the major steel users, such as automobile makers, reduce their level of production significantly during the summer holidays. Grain trades are seasonal as they are driven by the harvest within a climate zone. Because three of the five largest grain producers (the United States of America, Canada and the European Union) are located in the northern hemisphere and the other two (Argentina and Australia) are located in the southern hemisphere, harvests occur throughout the year and grains transportation requires dry bulk shipping accordingly.
The Tanker Shipping Industry
Tanker vessels are the key means of transport for crude oil and petroleum products, which are used for energy production and other industrial uses. Crude oil is transported in uncoated vessels, which range in size from 55,000 dwt and above. Products are carried predominantly in coated ships and include commodities such as gas oil, gasoline, jet fuel, kerosene and naphtha (often referred to as ‘clean products’), and fuel oil and vacuum gas oil (often referred to as ‘dirty products’). The key size sectors of crude oil tankers are the VLCC (more than 200,000 dwt), Suezmax (125,000-200,000 dwt), Aframax (85,000-125,000 dwt) and Panamax (55,000-85,000 dwt). The respective categories for petroleum product tankers are LR2 (more than 85,000 dwt), LR1 (55,000 - 85,000 dwt), MR (25,000-55,000 dwt) and small product tankers (less than 25,000 dwt). Product tankers and crude oil tankers are ordinarily chartered either through a voyage charter or a time charter, or under a long-term contract of affreightment (“COA”) or in pools.

Demand for crude oil and petroleum products traded by sea is primarily affected by global and regional economic conditions, as well as other factors such as the location of productive capacity. The long-term impact of oil prices is also a key factor affecting demand. Demand cycles are broadly moved in parallel with the global economy with volatility being apparent all these years, moving from historical highs in 2008 and historical lows in 2016. Meanwhile the impact of the pandemic in 2019 added new pressure to the demand side of the market. The travel restrictions and the lockdowns led to a major decline in oil consumption. In 2022, some signs of market recovery have emerged with the Russia-Ukraine conflict having a positive impact in the market as discussed earlier.
The supply of tanker vessels is dependent also on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss. The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. As regards to new vessels, periods of high charter rates usually result in an increased appetite for new vessels, often more than what the demand levels warrant. However, there is usually an ordering lag meaning that these vessels begin to be delivered eighteen months or more later, when demand growth for vessels may have slowed down thus creating oversupply and quick correction of charter rates.
Environmental and Other Regulations
Government regulation and laws significantly affect the ownership and operation of our fleet. We are subject to international conventions and treaties, national, state and local laws and regulations in force in the countries in which our vessel and other vessels we may acquire may operate or are registered relating to safety and health and environmental protection including the storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources. Compliance with such laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.
A variety of government and private entities subject our vessel and other vessels we may acquire to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the United States Coast Guard, or USCG, harbor master or equivalent), classification societies, flag state administrations (countries of registry), terminal operators and charterers. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessel and other vessels we may acquire. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of our vessel and other vessels we may acquire.
Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. We are required to maintain operating standards for our vessel and other vessels we may acquire that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessel is in substantial compliance with applicable environmental laws and regulations and that our vessel has all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations frequently change and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessel and other vessels we may acquire. In addition, a future serious marine incident that causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.
International Maritime Organization
The IMO, the United Nations agency for maritime safety and the prevention of pollution by vessels, has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as MARPOL, the International Convention for the Safety of Life at Sea of 1974, or SOLAS Convention, the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers, or STCW, and the International Convention on Load Lines of 1966, or LL Convention. MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, the handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. MARPOL is applicable to dry bulk, tanker and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions.

Since 2014, the IMO's Marine Environmental Protection Committee’s, or the MEPC’s, amendments to MARPOL Annex I Condition Assessment Scheme, or CAS have required compliance with the 2011 International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers, or ESP Code, which provides for enhanced inspection programs. In January 2023, amendments to the ESP Code relating to thickness measurements at the first renewal survey of double hull oil tankers becomes effective. We may need to make certain financial expenditures to comply with these amendments.
Air Emissions
In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits “deliberate emissions” of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below. Emissions of “volatile organic compounds” from certain vessels, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, or PCBs) are also prohibited. We believe that our vessel is currently compliant in all material respects with these regulations.
The MEPC adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. Effective January 1, 2020, there has been a global limit of 0.5% m/m sulfur oxide emissions (reduced from 3.50%). This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems. Ships are required to obtain bunker delivery notes and International Air Pollution Prevention, or IAPP, Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships became effective on March 1, 2020. Additional amendments to Annex VI revising, among other terms, the definition of “Sulphur content of fuel oil” and “low-flashpoint fuel” and pertaining to the sampling and testing of onboard fuel oil, became effective in April 2022. These regulations subject ocean-going vessels to stringent emissions controls and may cause us to incur substantial costs.
Sulfur content standards are even stricter within certain “Emission Control Areas,” or ECAs. As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1%. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean Sea area. Since 1 January 2015 ocean-going vessels in these areas have been subject to stringent emission controls. Recently at the MEPC78, the IMO approved a proposal for a new ECA in the Mediterranean to apply from 1 July 2025 such that the sulfur content of marine fuels does not exceed 0.1%. If other ECAs are approved by the IMO (e.g. in Japan and around the whole of the EU waters, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency, or EPA, or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.
Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. Now Annex VI provides for a three-tier reduction in NOx emissions from marine diesel engines, with the final tier (or Tier III) to apply to engines installed on vessels constructed on or after January 1, 2016 and which operate in the North American ECA or the U.S. Caribbean Sea ECA as well as ECAs designated in the future by the IMO. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide (also known as NECAs) for ships built after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2009. Additionally, amendments to Annex II, which strengthen discharge requirements for cargo residues and tank washings in specified sea areas (including North West European waters, Baltic Sea area, Western European waters and Norwegian Sea), came into effect in January 2021.

As determined at the MEPC 70, the new Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection commencing on January 1, 2019. The IMO intends to use such data as the first step in its roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below.
As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans, or SEEMPS, and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index, or EEDI. Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014. Additionally, MEPC 75 adopted amendments to MARPOL Annex VI which brought forward the effective date of the EEDI's “phase 3” requirements from January 1, 2025, to April 1, 2022, for several ship types, including gas carriers, general cargo ships, and LNG carriers.
Additionally, MEPC 76 adopted amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships. The revised Annex VI will enter into force in November 2022 and includes requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. The requirements include (1) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index (“EEXI”), and (2) operational carbon intensity reduction requirements based on a new operational carbon intensity indicator (“CII”). The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories. With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. The EEXI and CII certification requirements will come into effect from January 1, 2023.
Additionally, MEPC 76 adopted amendments requiring ships of 5,000 gross tonnage and above to revise their SEEMP to include methodology for calculating the ship’s attained annual operation CII and the required annual operational CII, on or before June 1, 2023. MEPC 76 also approved amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil (“HFO”) by ships in Arctic waters on and after July 1, 2024. For ships subject to Regulation 12A (oil fuel tank protection), the prohibition become effective on or after July 1, 2029.
We may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.
Safety Management System Requirements
The SOLAS Convention was amended to address the safe manning of vessels and emergency training drills. The Convention of Limitation of Liability for Maritime Claims, or the LLMC, sets limitations of liability for a loss of life or personal injury claim or a property claim against ship owners. We believe that our vessel is in substantial compliance with SOLAS and LLMC standards.
Under Chapter IX of the SOLAS Convention, or the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or the ISM Code, our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that we and our technical management team have developed for compliance with the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.
The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained applicable documents of compliance for our offices and safety management certificates for our vessel for which the certificates are required by the IMO. The document of compliance and safety management certificate are renewed as required.

Regulation II-1/3-10 of the SOLAS Convention governs ship construction and stipulates that ships over 150 meters in length must have adequate strength, integrity, and stability to minimize risk of loss or pollution. Goal-based standards amendments in SOLAS regulation II-1/3-10 entered into force in 2012, with July 1, 2016, set for application to new oil tankers and bulk carriers. The SOLAS Convention regulation II-1/3-10 on goal-based ship construction standards for bulk carriers and oil tankers, which entered into force on January 1, 2012, requires that all oil tankers and bulk carriers of 150 meters in length and above, for which the building contract is placed on or after July 1, 2016, satisfy applicable structural requirements conforming to the functional requirements of the International Goal-based Ship Construction Standards for Bulk Carriers and Oil Tankers, or GBS Standards.
Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code, or IMDG Code. Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements. Amendments which took effect on January 1, 2020, also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) new provisions regarding IMO type 9 tank, (2) new abbreviations for segregation groups; and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas. Amendments to the IMDG Code relating to segregation requirements for certain substances, and classification and transport of carbon came into effect in June 2022.
The IMO has also adopted the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers, or STCW. As of February 2017, all seafarers are required to meet the STCW standards and be in possession of a valid STCW certificate. Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.
Furthermore, recent actions by the IMO's Maritime Safety Committee and United States agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, effective January 2021, cyber-risk management systems must be incorporated by shipowners and managers. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. The impact of such regulations is hard to predict at this time.
Pollution Control and Liability Requirements
The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted the International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in 2004. The BWM Convention entered into force on September 9, 2017. The BWM Convention requires ships to manage their ballast water to remove, render harmless, or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all ships to carry a ballast water record book and an international ballast water management certificate.
Specifically, ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast Water Management systems (or BWMS), which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the Ballast Water, must be approved in accordance with IMO Guidelines (Regulation D-3). Pursuant to the BWM Convention amendments that entered into force in October 2019, BWMS installed on or after October 28, 2020 shall be approved in accordance with BWMS Code, while BWMS installed before October 23, 2020 must be approved taking into account guidelines developed by the IMO or the BWMS Code. Costs of compliance with these regulations may be substantial. The cost of compliance could increase for ocean carriers and may have a material effect on our operations. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements. Amendments to the BWM Convention concerning commissioning testing of BWMS and the form of the International Ballast Water Management Certificate became effective in June 2022. The Capesize vessel that will comprise our initial fleet was drydocked during mid-April 2022 where a Ballast Water Treatment System was installed that ensures compliance with the new environmental regulations.
The IMO adopted the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocols in 1976, 1984, and 1992, and amended in 2000, the CLC. Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner may be strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability expressed using the International Monetary Fund currency unit, the Special Drawing Rights. The limits on liability have since been amended so that the compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner's actual fault and under the 1992 Protocol where the spill is caused by the shipowner's intentional or reckless act or omission where the shipowner knew pollution damage would probably result. The CLC requires ships over 2,000 tons covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner's liability for a single incident. We have protection and indemnity insurance for environmental incidents. P&I Clubs in the International Group issue the required Bunkers Convention “Blue Cards” to enable signatory states to issue certificates. We will ensure that our vessels are in possession of a CLC State issued certificate attesting that the required insurance coverage is in force as required by law.
The IMO also adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, to impose strict liability on ship owners (including the registered owner, bareboat charterer, manager or operator) for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the LLMC). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship's bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.
Ships are required to maintain a certificate attesting that they maintain adequate insurance to cover an incident. In jurisdictions such as the United States where the Bunker Convention has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or on a strict-liability basis.
Anti-Fouling Requirements
In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the “Anti-fouling Convention” which entered into force in September 2008, and prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti-fouling System Certificate is issued for the first time; and subsequent surveys when the anti-fouling systems are altered or replaced. In 2023, amendments to the Anti-fouling Convention will come into effect which include controls on the biocide cybutryne; ships shall not apply or re-apply anti-fouling systems containing this substance from January 1, 2023. We have obtained Anti-fouling System Certificates for our vessel that is subject to the Anti-fouling Convention. MEPC 76 adopted amendments to the Anti-fouling Convention to include controls on the biocide cybutryne; ships shall not apply or re-apply anti-fouling systems containing that substance starting January 1, 2023. The amendments require ships to remove, or apply a coating to anti-fouling systems with this substance, at the next scheduled renewal of the anti-fouling system after January 1, 2023.
Compliance Enforcement
Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities have indicated that vessels not in compliance with the ISM Code by applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively. As of the date of this prospectus, our vessel is ISM Code certified. However, there can be no assurance that such certificates will be maintained in the future. The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.
United States Regulations
The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act
The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and clean-up of the environment from oil spills. OPA affects all “owners and operators” whose vessels trade or operate within the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S.'s territorial sea and its 200 nautical mile exclusive economic zone around the U.S. The U.S. has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea. OPA and CERCLA both define “owner and operator” in the case of a vessel as any person owning, operating or chartering by demise, the vessel. Both OPA and CERCLA impact our operations.
Under OPA, vessel owners and operators are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel). OPA defines these other damages broadly to include:
(i)	injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;
(ii)	injury to, or economic losses resulting from, the destruction of real and personal property;
(iii)	loss of subsistence use of natural resources that are injured, destroyed or lost;
(iv)	net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;
(v)	lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and
(vi)
net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

OPA contains statutory caps on liability and damages; such caps do not apply to direct clean-up costs. Effective November 12, 2019, the USCG adjusted the limits of OPA liability for non-tank vessels, edible oil tank vessels, and any oil spill response vessels, to the greater of $1,200 per gross ton or $997,100 (subject to periodic adjustment for inflation); the USCG adjusted the limits of OPA liability for a tank vessel, other than a single-hull tank vessel, over 3,000 gross tons liability to the greater of $2,300 per gross ton or $19,943,400 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.
CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for clean-up, removal and remedial costs, as well as damages for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing the same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations. The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We comply and plan to comply going forward with the USCG's financial responsibility regulations by providing applicable certificates of financial responsibility.
The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement's, or BSEE, revised Production Safety Systems Rule, or PSSR, effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, the BSEE released a final Well Control Rule, which eliminated a number of provisions which could affect offshore drilling operations. Compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessel and other vessels we may acquire could negatively impact the cost of our operations and adversely affect our business.
OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA and some states have enacted legislation providing for unlimited liability for oil spills. Many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law. Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining vessel owners' responsibilities under these laws. The Company intends to comply with all applicable state regulations in the ports where the Company's vessels call.
We currently maintain pollution liability coverage insurance in the amount of $1 billion per incident for our vessel. If the damages from a catastrophic spill were to exceed our insurance coverage, that could have an adverse effect on our business and results of operation.
Other United States Environmental Initiatives
The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990), or CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. The CAA requires states to adopt State Implementation Plans, or SIPs, some of which regulate emissions resulting from vessel loading and unloading operations which may affect our vessel and other vessels we may acquire.
The U.S. Clean Water Act, or CWA, prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States,” or WOTUS, thereby expanding federal authority under the CWA. In April 2020, the EPA and Department of the Army published the Navigable Waters Protection Rule to finalize a revised WOTUS definition, which rule became effective in June 2020. However, in light of a court order issued by the U.S. District Court for the District of Arizona on August 30, 2021, the EPA and U.S. Army Corps of Engineers are interpreting WOTUS consistent with the pre-2015 regulatory regime. In November 2021, the EPA and U.S. Army Corps of Engineers announced the signing of a proposed rule to revise the definition of WOTUS, which proposes to put back into place the pre-2015 definition.
The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessel and other vessels we may acquire to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessel and other vessels we may acquire from entering U.S. Waters. The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act, or VIDA, which was signed into law on December 4, 2018 and will replace the 2013 Vessel General Permit, or VGP, program (as discussed above) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act, or NISA, such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent, or NOI, or retention of a PARI form and submission of annual reports. We have submitted NOIs for our vessel where required. Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessel and other vessels we may acquire or the implementation of other port facility disposal procedures at potentially substantial cost or may otherwise restrict our vessel and other vessels we may acquire from entering U.S. waters.
European Union Regulations
In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. Regulation (EU) 2015/757 of the European Parliament and of the Council of 29 April 2015 (amended by Regulation (EU) 2016/2071 with respect to methods of calculating, inter alia, emission and consumption) governs the monitoring, reporting and verification of carbon dioxide emissions from maritime transport, and, subject to some exclusions, requires companies with ships over 5,000 gross tonnage to monitor and report carbon dioxide emissions annually, which may cause us to incur additional expenses. As of January 2019, large ships calling at EU ports have been required to collect and publish data on carbon dioxide emissions and other information. The system entered into force on 1 March 2018. July 2020 saw the European Parliament’s Committee on Environment, Public Health and Food Safety vote in favor of the inclusion of vessels of 5,000 gross tons and above in the EU Emissions Trading System (in addition to voting for a revision to the monitoring, reporting and verification of CO2 emissions). In September 2020, the European Parliament adopted the proposal from the European Commission to amend the regulation on monitoring carbon dioxide emissions from maritime transport.
On July 14, 2021, the European Commission published a package of draft proposals as part of its ‘Fit for 55’ environmental legislative agenda and as part of the wider EU Green Deal growth strategy. The Proposals are not yet in final form and may be subject to amendment. There are two key initiatives relevant to maritime arising from the Proposals: (a) a bespoke emissions trading scheme for the maritime sector (Maritime ETS) which is due to commence in 2024 and which is to apply to all ships above a gross tonnage of 5,000; and (b) a FuelEU draft regulation which seeks to require all ships above a gross tonnage of 5,000 to carry on board a ‘FuelEU certificate of compliance’ from 30 June 2025 as evidence of compliance with the limits on the greenhouse gas intensity of the energy used on-board by a ship and with the requirements on the use of on-shore power supply (OPS) at berth. More specifically, following a vote by the EU Parliament on 22 June 2022 on proposed amendments to the Maritime ETS, the latter is to apply fully to 5,000 GT ships without a previously intended phased in period. This means that shipping companies will have to surrender 100% allowances and pay for emissions for the previous compliance year. Furthermore, the scope of emissions will now include not only CO2 but also methane and nitrous oxides with a view to widening the list of greenhouse gases after 2024. The size of ships falling within ETS will also be expanded from 2027 to include ships between 400 GT and 5,000 GT. The cap under the ETS would be set by taking into account EU MRV system emissions data for the years 2018 and 2019, adjusted, from year 2021 and is to capture 100% of the emissions from intra-EU maritime voyages; 100% of emissions from ships at berth in EU ports; and 50% of emissions from voyages which start or end at EU ports (but the other destination is outside the EU). The EU Parliament also voted to approved a recent proposed amendment for 100% of non-EU emissions to be caught if the IMO does not introduce a global market-based measure by 2028. Furthermore, the proposals envisage that all maritime allowances would be auctioned and there will be no free allocation. Both proposals are currently being negotiated and final drafts are expected in the autumn of 2022 following trilogue negotiations.
Responsible recycling and scrapping of ships is becoming an increasingly important issue for shipowners and charterers alike as the industry strives to replace old ships with cleaner, more energy efficient models. The recognition of the need to impose recycling obligations on the shipping industry is not new. In 2009, the IMO oversaw the creation of the Hong Kong Ship Recycling Convention (the “Hong Kong Convention”), which sets standards for ship recycling. Concerned at the lack of progress in satisfying the conditions needed to bring the Hong Kong Convention into force, the EU published its own Ship Recycling Regulation 1257/2013 (SRR) in 2013, with a view to facilitating early ratification of the Hong Kong Convention both within the EU and in other countries outside the EU. As the Hong Kong Convention has yet to come into force, the 2013 regulations are vital to responsible ship recycling in the EU. SRR requires that, from 31 December 2020, all existing ships sailing under the flag of EU member states and non-EU flagged ships calling at an EU port or anchorage must carry on-board an Inventory of Hazardous Materials (IHM) with a certificate or statement of compliance, as appropriate. For EU-flagged vessels, a certificate (either an Inventory Certificate or Ready for Recycling Certificate) will be necessary, while non-EU flagged vessels will need a Statement of Compliance.
The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained. The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. Since January 1, 2015, vessels have been required to burn fuel with sulfur content not exceeding 0.1% while within EU member states' territorial seas, exclusive economic zones and pollution control zones that are included in “SOx Emission Control Areas.” EU Directive (EU) 2016/802 establishes limits on the maximum sulfur content of gas oils and heavy fuel oil and contains fuel-specific requirements for ships calling at EU ports.
EU Directive 2004/35/CE (as amended) regarding the prevention and remedying of environmental damage addresses liability for environmental damage (including damage to water, land, protected species and habitats) on the basis of the “polluter pays” principle. Operators whose activities caused the environmental damage are liable for the damage (subject to certain exceptions). With regard to specified activities causing environmental damage, operators are strictly liable. The directive applies where damage has already occurred and where there is an imminent threat of damage. The directive requires preventative and remedial actions, and that operators report environmental damage or an imminent threat of such damage.
International Labor Organization
The International Labor Organization, or the ILO, is a specialized agency of the UN that has adopted the Maritime Labor Convention 2006, or MLC 2006. A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. We believe that our vessel is in substantial compliance with and are certified to meet MLC 2006.
Greenhouse Gas Regulation
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change (this task having been delegated to the IMO), which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. The United States rejoined the Paris Agreement in February 2021.
At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies “levels of ambition” to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the Energy-Efficiency Design Index for new ships (while the Ship Energy-Efficiency Management Plan is mandatory for all vessels); (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition. These regulations could cause us to incur additional substantial expenses.

IMO’s MEPC 76 adopted amendments to Annex VI that will require ships to reduce their greenhouse gas emissions. Effective November 1, 2022, the Revised MARPOL Annex VI will enter into force. The revised Annex VI includes carbon intensity measures (requirements for ships to calculate their Energy Efficiency Existing Ship Index (EEXI) following technical means to improve their energy efficiency and to establish their annual operational carbon intensity indicator and rating (CII). MEPC 76 also adopted guidelines to support implementation of the amendments. The EEXI measures will apply to newbuild ships and all existing ships above 400 GT and CII requirements will apply to all ships of 5000 GT or above from 1 January 2023. The requirements for EEXI and CII certification are the expected to come into effect from 1 January 2023. This means that the first annual reporting will be completed in 2023, with the first rating awarded in 2024. The draft regulations state that a ship rated D or E for three consecutive years will be required to submit a corrective action plan (CAP) showing how C or above will be achieved.
As noted above, the 70th MEPC meeting in October 2016 adopted a mandatory data collection system (DCS) which requires ships above 5,000 gross tons to report consumption data for fuel oil, hours under way and distance travelled. Unlike the EU MRV (see below), the IMO DCS covers any maritime activity carried out by ships, including dredging, pipeline laying, ice-breaking, fish-catching and off-shore installations. The SEEMPs of all ships covered by the IMO DCS must include a description of the methodology for data collection and reporting. After each calendar year, the aggregated data are reported to the flag state. If the data have been reported in accordance with the requirements, the flag state issues a statement of compliance to the ship. Flag states subsequently transfer this data to an IMO ship fuel oil consumption database, which is part of the Global Integrated Shipping Information System (GISIS) platform. IMO will then produce annual reports, summarizing the data collected. Thus, currently, data related to the GHG emissions of ships above 5,000 gross tons calling at ports in the European Economic Area (EEA) must be reported in two separate, but largely overlapping, systems: the EU MRV – which applies since 2018 – and the IMO DCS – which applies since 2019. The proposed revision of Regulation (EU) 2015/757 adopted on 4 February 2019 aims to align and facilitate the simultaneous implementation of the two systems however it is still not clear when the proposal will be adopted.
IMO’s MEPC 76 adopted amendments to MARPOL Annex VI that will require ships to reduce their greenhouse gas emissions. Effective November 1, 2022, the Revised MARPOL Annex VI will enter into force. The revised Annex VI includes carbon intensity measures (requirements for ships to calculate their Energy Efficiency Existing Ship Index (EEXI) following technical means to improve their energy efficiency and to establish their annual operational carbon intensity indicator and rating. MEPC 76 also adopted guidelines to support implementation of the amendments.
In 2021, the EU adopted a European Climate Law (Regulation (EU) 2021/1119), establishing the aim of reaching net zero greenhouse gas emissions in the EU by 2050, with an intermediate target of reducing greenhouse gas emissions by at least 55% by 2030, compared to 1990 levels. In July 2021, the European Commission launched the Fit for 55 (described above) to support the climate policy agenda. As of January 2019, large ships calling at EU ports have been required to collect and publish data on carbon dioxide emissions and other information.
In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. The EPA or individual U.S. states could enact environmental regulations that could negatively affect our operations.
Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement, that restricts emissions of greenhouse gases could require us to make significant expenditures which we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affected to the extent that climate change may result in sea level changes or certain weather events.
Vessel Security Regulations
Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security such as the U.S. Maritime Transportation Security Act of 2002, or MTSA. To implement certain portions of the MTSA, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities, some of which are regulated by the EPA.

Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel's flag state. Ships operating without a valid certificate may be detained, expelled from, or refused entry at port until they obtain an ISSC. The various requirements, some of which are found in the SOLAS Convention, include, for example, on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status; on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore; the development of vessel security plans; ship identification number to be permanently marked on a vessel's hull; a continuous synopsis record kept onboard showing a vessel's history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and compliance with flag state security certification requirements.
The USCG regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel's compliance with the SOLAS Convention security requirements and the ISPS Code. Future security measures could have a significant negative financial impact on us. We intend to comply with the various security measures addressed by MTSA, the SOLAS Convention and the ISPS Code.
The cost of vessel security measures has also been affected by the escalation in the frequency of acts of piracy against ships, notably off the coast of Somalia, including the Gulf of Aden and Arabian Sea area. Substantial loss of revenue and other costs may be incurred as a result of detention of a vessel or additional security measures, and the risk of uninsured losses could significantly and negatively affect our business. Costs may be incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy, notably those contained in the BMP5 industry standard.
Inspection by Classification Societies
The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified “in class” by a classification society which is a member of the International Association of Classification Societies, the IACS. The IACS has adopted harmonized Common Structural Rules, or the Rules, which apply to oil tankers and bulk carriers constructed on or after July 1, 2015. The Rules attempt to create a level of consistency between IACS Societies. Our vessel is certified as being “in class” by her Classification Society (American Bureau of Shipping).
A vessel must undergo annual surveys, intermediate surveys, drydockings and special surveys. In lieu of a special survey, a vessel's machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be drydocked every 30 to 36 months for inspection of the underwater parts of the vessel. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, drydocking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our loan agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.
Risk of Loss and Liability Insurance
General
The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, piracy incidents, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon shipowners, operators and bareboat charterers of any vessel trading in the exclusive economic zone of the United States for certain oil pollution accidents in the United States, has made liability insurance more expensive for shipowners and operators trading in the United States market. We carry insurance coverage as customary in the shipping industry. However, not all risks can be insured, specific claims may be rejected and we might not be always able to obtain adequate insurance coverage at reasonable rates.
Hull & Machinery and War Risks Insurances
We maintain marine hull and machinery and war risks insurances, which include the risk of actual or constructive total loss, for our vessel. Our vessel is covered up to at least its fair market value with a deductible of $150,000 per incident. We also maintain increased value coverage for our vessel. Under this increased value coverage, in the event of total loss of the vessel, we will be able to recover the sum insured under the increased value policy in addition to the sum insured under the hull and machinery policy. Increased value insurance also covers excess liabilities which are not recoverable under our hull and machinery policy by reason of under insurance.
Protection and Indemnity Insurance
Protection and indemnity insurance, provided by mutual protection and indemnity associations, or P&I Associations, covers our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury, illness or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property such as fixed and floating objects, pollution arising from oil or other substances, salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or “clubs.”
Our coverage limit is as per International Group’s rules, where there are standard sub-limits for oil pollution at $1 billion, passenger liability at $2 billion and seamen liabilities at $3 billion. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities in excess of each association’s own retention of $10 million up to, currently, approximately $8 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.
Permits and Authorizations
We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our vessel and other vessels we may acquire. The kinds of permits, licenses and certificates required depend upon several factors, including the commodity transported, the waters in which the vessel operates, the nationality of the vessel's crew and the age of a vessel. We believe that we have obtained all permits, licenses and certificates currently required to permit our vessel to operate as planned. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase the cost of us doing business in the future.
Organizational Structure
United Maritime Corporation is the sole owner of all of the issued and outstanding shares of the United Maritime Predecessor, Sea Glorius Shipping Co., incorporated under the laws of the Republic of the Marshall Islands.
Property, plants and equipment
We do not own any real estate property. We maintain our principal executive offices at 154 Vouliagmenis Avenue, 166 74 Glyfada, Greece. Other than our vessel, we do not have any material property. See “Business Overview - Our Current Fleet.”

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Set forth below are the names, ages and positions of our directors and executive officers. Members of our board of directors are elected annually on a staggered basis, and each director elected holds office for a three-year term. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected. The business address of each of our directors and executive officers listed below is 154 Vouliagmenis Avenue, 166 74 Glyfada, Greece.
Name	Age	Position	Director Class
Stamatios Tsantanis	50	Chairman, Chief Executive Officer & Director	C
Stavros Gyftakis	43	Chief Financial Officer & Director	B
Christina Anagnostara	51	Director*	A
Ioannis Kartsonas	50	Director*	A
Dimitrios Kostopoulos	47	Director*	B
*	Independent Director
The term of our Class A directors expires in 2023, the term of our Class B directors expires in 2024, and the term of our Class C directors expires in 2025.
Biographical information with respect to each of our directors and our executive officers is set forth below.
Stamatios Tsantanis has served as a member of our board of directors since January 20, 2022 and as our Chief Executive Officer since June 21, 2022. Mr. Tsantanis has been a member of our board of directors and Chief Executive Officer of Seanergy since October 1, 2012 and has led Seanergy’s significant growth to a world renowned Capesize dry bulk company of more than 3.0 million dwt. In addition, Mr. Tsantanis has been the Chairman of Seanergy’s board of directors since October 1, 2013 and also served as its Interim Chief Financial Officer from November 1, 2013 until October 2, 2018. Mr. Tsantanis brings more than 24 years of experience in shipping and finance and held senior management positions in prominent private and public shipping companies and financial institutions. Prior to that, he was an investment banker at Alpha Finance, a member of the Alpha Bank Group, with active roles in a number of major shipping corporate finance transactions in the U.S capital markets. Mr. Tsantanis holds a Master of Science (MSc) in Shipping Trade and Finance from Bayes Business School (formerly known as Cass Business School) of City University in London and a Bachelor of Science (BSc) in Shipping Economics from the University of Piraeus. He is also a member of the board of directors of Breakwave Advisors LLC, the advisor of ETFMG which is the manager of the NYSE listed BDRY and BSEA and a fellow of the Institute of Chartered Shipbrokers.
Stavros Gyftakis has served as a member of our board of directors since January 20, 2022 and as our Chief Financial Officer since June 21, 2022. Mr. Gyftakis was appointed as Seanergy’s Chief Financial Officer on October 3, 2018, and previously served as its Finance Director since November 2017. Mr. Gyftakis has been instrumental in Seanergy’s capital raising, debt financing and refinancing activities since 2017. He has more than 16 years of experience in the shipping finance industry, having held key positions across a broad shipping finance spectrum, including, asset backed lending, debt and corporate restructurings, risk management and loan syndications. Before joining Seanergy, he was a Senior Vice President in the Greek shipping finance desk at DVB Bank SE. Mr. Gyftakis holds a BSc in Mathematics from the Aristotle University of Thessaloniki, a MSc in Business Mathematics awarded with Honors, from the Athens University of Economics and Business and a MSc in Shipping, Trade and Finance, awarded with Distinction, from City’s Business School (formerly known as Cass Business School) of City University in London.
Christina Anagnostara is a member of our board of directors since June 21, 2022 and has served as Seanergy’s Chief Financial Officer from November 17, 2008 until October 31, 2013 and as a member of Seanergy’s board of directors since December 2008. She has more than 24 years of maritime and international business experience in the areas of finance, banking, capital markets, consulting, accounting and audit. She has served in executive and board positions of publicly listed companies in the maritime industry and she was responsible for the financial, capital raising and accounting functions. Since June 2017 she is a Managing Director of the Investment Banking Division of AXIA Ventures Group and from 2014 to 2017 she provided advisory services to corporate clients involved in all aspects of the maritime industry. Between 2006 and 2008 she served as Chief Financial Officer and member of our board of directors of Global Oceanic Carriers Ltd, a dry bulk shipping company listed on the Alternative Investment

Market of the London Stock Exchange. Between 1999 and 2006, she was a senior management consultant of the Geneva-based EFG Group. Prior to EFG Group she worked for Eurobank EFG and Ernst & Young, the international accounting firm. Ms. Anagnostara studied Economics in Athens and is a Certified Chartered Accountant. She is a member of various industry organizations including ACCA, Propeller Club, WISTA, Shipping Finance Executives and American Hellenic Chamber of Commerce.
Ioannis Kartsonas is a member of our board of directors since June 21,2022 and has been a member of Seanergy’s board of directors since May 2017. Mr. Kartsonas has more than 22 years of experience in finance and commodities trading. He is currently the Principal and Managing Partner of Breakwave Advisors LLC., a commodity-focused advisory firm based in New York. From 2011 to 2017, he was a Senior Portfolio Manager at Carlyle Commodity Management, a commodity-focused investment firm based in New York and part of the Carlyle Group, being responsible for the firm's Shipping and Freight investments. During his tenure, he managed one of the largest freight futures funds globally. Prior to his role, Mr. Kartsonas was a Co-Founder and Portfolio Manager at Sea Advisors Fund, an investment fund focused in Shipping. From 2004 to 2009, he was the leading Transportation Analyst at Citi Investment Research covering the broader transportation space including Shipping. Prior to that, he was an Equity Analyst focusing on Shipping and Energy for Standard & Poor's Investment Research. Mr. Kartsonas holds an MBA in Finance from the Simon School of Business, University of Rochester.
Dimitrios Kostopoulos is a member of our board of directors since June 21, 2022. Mr. Kostopoulos has more than 20 years of experience in the financial services industry. Since January 2022, he is the Chief Executive Officer of Alpha Finance S.A., the brokerage arm of Alpha Bank Group, a leading financial institution in South-Eastern Europe. Prior to Alpha Finance, he served as Head of Investor Relations for the Alpha Bank Group for more than 10 years, with a focus on the institutional shareholding base of the bank. During his tenure, he was actively engaged in all the significant capital raisings that Alpha Bank Group successfully concluded in the Equity and Debt Capital markets. Prior to that, Mr. Kostopoulos served as Fund Manager in Alpha Asset Management M.F.M.C. and he has also held positions in the Private Banking and Treasury units of the Alpha Bank Group. Mr. Kostopoulos holds a Master of Science (MSc) in Shipping Trade & Finance from the Bayes Business School (formerly known as Cass Business School) of City University in London.
No family relationships exist among any of the directors and executive officers.
Compensation
We pay aggregate cash compensation of $0.4 million per year for the services of our executive officers and directors. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings board of directors or committees. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.
Equity Incentive Plan
Our board of directors has approved and the Company has adopted the 2022 Equity Incentive Plan, as amended and restated (the “Plan”), pursuant to which the Company may issue up to 150,000 common shares, all of which remain available for issuance as of the date of this prospectus.
Under the Plan and as amended, the Company’s employees, officers and directors are entitled to receive options to acquire the Company’s common shares. The Plan is administered by the compensation committee of our board of directors, or such other committee of the board of directors as may be designated by the board of directors. Under the Plan, our officers, key employees, directors, consultants and service providers may be granted incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, unrestricted stock, restricted stock units, and unrestricted stock at the discretion of our compensation committee. Any awards granted under the Plan that are subject to vesting are conditioned upon the recipient's continued service as an employee or a director of the Company, through the applicable vesting date. We have not granted any awards to directors or officers of the Company.
We do not have a retirement plan for our officers or directors.
Board Practices
Our directors do not have service contracts and do not receive any benefits upon termination of their directorships. Our board of directors has an audit committee, a compensation committee and a nominating committee. Our board of directors has adopted a charter for each of these committees.

Audit Committee
Our audit committee consists of Ms. Christina Anagnostara and Mr. Dimitrios Kostopoulos. Our board of directors has determined that the members of the audit committee meet the applicable independence requirements of the Commission and the Nasdaq Stock Market Rules.
The audit committee has powers and performs the functions customarily performed by such a committee (including those required of such a committee by Nasdaq and the Commission). The audit committee is responsible for selecting and meeting with our independent registered public accounting firm regarding, among other matters, audits and the adequacy of our accounting and control systems.
Compensation Committee
Our compensation committee consists of Mr. Ioannis Kartsonas and Mr. Dimitrios Kostopoulos, each of whom is an independent director. The compensation committee reviews and approves the compensation of our executive officers.
Nominating Committee
Our nominating committee consists of Ms. Christina Anagnostara and Mr. Ioannis Kartsonas, each of whom is an independent director. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors.
Employees
We have two executive officers, Mr. Stamatios Tsantanis and Mr. Stavros Gyftakis, and we employ Ms. Theodora Mitropetrou, our general counsel.
Share Ownership
The common shares beneficially owned by our directors and executive officers are disclosed below in “Major Shareholders and Related Party Transactions.”

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Major Shareholders
The following table sets forth information regarding ownership of our common shares as of the consummation of the Spin-Off by each person or entity known by us to be the beneficial owner of more than 5% of our outstanding common shares, each of our directors and executive officers, and all of our directors and executive officers as a group. To the best of our knowledge, except as disclosed in the table below or with respect to our directors and executive officers, we are not controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons. All of our common shareholders, including the shareholders listed in this table, will be entitled to one vote for each common share held.
Beneficial ownership is determined in accordance with the Commission’s rules. In computing percentage ownership of each person, shares subject to options held by that person that are currently exercisable or convertible, or exercisable or convertible within 60 days of the date of this prospectus, are deemed to be beneficially owned by that person. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.
Identity of Person or Group	Number of Shares Owned	Percent of Class
Stamatios Tsantanis(1)	30,932	2.05%
Stavros Gyftakis	—	*
Christina Anagnostara	—	*
Ioannis Kartsonas	—	*
Dimitrios Kostopoulos	—	*
Directors and executive officers as a group (5 individuals)	52,378	3.47%
*	Less than one percent.
(1)
In addition, upon the consummation of the Spin-Off, Stamatios Tsantanis will own 100% of our issued and outstanding Series B Preferred Shares, or 40,000 of our Series B Preferred Shares. Through his beneficial ownership of our Series B Preferred Shares, Stamatios Tsantanis controls approximately 49.99% of the vote of any matter submitted to the vote of the common shareholders. See “Description of Capital Stock — Series B Preferred Stock” for a description of the terms, including the voting power, of the Series B Preferred Shares.

Upon the consummation of the Spin-Off, we will have 49 shareholders of record, three of which are located in the United States holding an aggregate of approximately 1,452,305 of our common shares, representing 96.1% of our outstanding common shares. However, one of the U.S. shareholders of record is Cede & Co., a nominee of The Depository Trust Company, which holds approximately 1,446,998 of our common shares. Accordingly, we believe that the shares held by Cede & Co. includes common shares beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.
Related Party Transactions
Seanergy Maritime Holdings Corp. Rights of First Refusal
Prior to the consummation of the Spin-Off, we will enter into a right of first refusal agreement with Seanergy where we agree that Seanergy will have a right of first refusal with respect to any opportunity available to us to sell, acquire or charter-in any Capesize vessel as well as with respect to chartering opportunities, other than short-term charters with a term of 13 months or less, available to us for Capesize vessels. In addition, we will have a right of first offer with respect to any vessel sales by Seanergy.
Management Agreements
Prior to the consummation of the Spin-Off, we and our vessel-owning subsidiaries will enter into a master management agreement with Seanergy, a technical management agreement with Seanergy Shipmanagement and a commercial management agreement with Seanergy Management, pursuant to which Seanergy (directly or through Seanergy Management or Seanergy Shipmanagement), Seanergy Management and Seanergy Shipmanagement shall provide us with or arrange on our behalf (through unrelated third parties) administrative, accounting, finance, commercial management, technical management, brokerage and certain other services. In relation to the technical services, Seanergy Shipmanagement will be responsible for arranging (directly or by subcontracting) for the crewing of the vessels, the day-to-day operations, inspections, maintenance, repairs, drydocking, purchasing, insurance and claims handling. Administrative functions that are performed by Seanergy include but are not limited to investor relations, back-office, reporting, legal and secretarial services. In addition, Seanergy will provide (directly or through Seanergy Management) services for the chartering of our vessels and monitoring thereof, freight collection, and sale and purchase. In providing these services, the Managers may subcontract and pay third parties and shall receive reimbursement from us or arrange for the appointment of third parties to provide these services in which cases such third parties may be paid directly by us. Seanergy Shipmanagement may subcontract the technical management and crew management for our current vessel and other vessels we may acquire to third parties or arrange for the appointment of such third parties, including V.Ships Limited, V.Ships Greece Ltd., Anglo-Eastern Crew Management (Asia) Limited and Global Seaways S.A.. Seanergy may sub-contract certain commercial management services to Fidelity Marine Inc., an independent third party, which provides commercial management services for all of the vessels in Seanergy’s fleet or any other third party. These third-party managers will be supervised by Seanergy Shipmanagement and Seanergy Management. We or our designated subsidiaries may enter into agreements relating to commercial or technical management services directly with such third-party managers and may incur additional costs for technical management under such agreements.
The management agreements shall provide for: a fixed management fee of $14,000 per vessel per month to Seanergy Shipmanagement and a fixed administration fee of $325 per vessel per day payable to Seanergy. We expect to pay to Seanergy Management a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessel, except for any vessels that are chartered-out to Seanergy. Seanergy Management will also earn a fee equal to 1% of the contract price of any vessel bought or sold by them on our behalf, except for any vessels bought or sold from or to Seanergy, or in respect of any vessel sale relating to a sale leaseback transaction. Additional vessels that we may acquire in the future may be managed by the Managers or by other unaffiliated management companies.
The initial term of our master management agreement with Seanergy will expire on December 31, 2024. Unless three months’ notice of non-renewal is given by either party prior to the end of the then current term, this agreement will automatically extend for additional 12-month periods. The master management agreement may be terminated immediately only for cause and at any time by either party with three months’ prior notice, and no termination fee will be payable.
We may enter into similar or new management agreements for the management of any additional vessels we may acquire in the future.
Contribution and Conveyance Agreement
Prior to the consummation of the Spin-Off, we will enter into the Contribution and Conveyance Agreement with Seanergy. Pursuant to the Contribution and Conveyance Agreement, Seanergy, in conjunction with the Spin-Off, (i) contributed the United Maritime Predecessor, together with $5.0 million in working capital, to us in exchange for all issued and outstanding Common Shares and 5,000 Series C Preferred Shares, and (ii) shall indemnify us and United Maritime Predecessor for any and all obligations and other liabilities arising from or relating to the operation, management or employment of our vessel prior to the effective date of the Spin-Off.
Interests of Experts and Counsel
Not applicable.

DESCRIPTION OF CAPITAL STOCK
The following is a summary of the description of our capital stock and the material terms of our amended and restated articles of incorporation and bylaws which we will adopt prior to the Spin-Off. Because the following is a summary, it does not contain all of the information that you may find useful. We refer you to our amended and restated articles of incorporation and bylaws, which are filed as exhibits hereto and are incorporated herein by reference.
Authorized Capitalization
Upon consummation of the spin-off, our authorized capital stock will consist of 2,000,000,000 shares of common stock, par value $0.0001, of which approximately 1,511,156 shares will be issued and outstanding, and 100,000,000 shares of preferred stock, par value $0.0001, of which 40,000 shares are designated Series B Preferred Stock and 5,000 shares are designated Series C Preferred Stock. All of our shares of stock are in registered form.
Common Stock
Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to receive ratably all dividends, if any, declared by our board of directors out of funds legally available for dividends. Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution. Holders of common stock do not have conversion, redemption or preemptive rights to subscribe to any of our securities. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of our preferred stock.
Prior to the Spin-Off, the Parent as our sole shareholder will also approve the amendment of our articles of incorporation to effect one or more reverse stock splits of the shares of our common stock issued and outstanding at the time of the reverse split at a cumulative exchange ratio of between one-for-two and one-for-five hundred, with our board of directors to determine, in its sole discretion, whether to implement any reverse stock split, as well as the specific timing and ratio, within such approved range of ratios; provided that any such reverse stock split or splits are implemented prior to the third anniversary of the Spin-Off. While our board of directors will exercise its sole discretion as to whether and in what circumstances to effect any reverse stock split pursuant to this amendment of our articles of incorporation, the Parent’s determination to approve such amendment is intended to provide us the means to maintain compliance with the continued listing requirements of the Nasdaq Capital Market, in particular the bid price requirement, as well as to realize certain beneficial effects of a higher trading price for our common shares, including the ability to appeal to certain investors and potentially increased trading liquidity.
American Stock Transfer & Trust Company, LLC is the transfer agent and registrar for our common shares.
Preferred Stock
Our board of directors is authorized to provide for the issuance of preferred stock in one or more series with designations as may be stated in the resolution or resolutions providing for the issue of such preferred stock. At the time that any series of our preferred stock is authorized, our board of directors will fix the dividend rights, any conversion rights, any voting rights, redemption provisions, liquidation preferences and any other rights, preferences, privileges and restrictions of that series, as well as the number of shares constituting that series and their designation. Our board of directors could, without shareholder approval, cause us to issue preferred stock which has voting, conversion and other rights and preferences that could adversely affect the voting power and other rights of holders of our common stock, Series B Preferred Stock and Series C Preferred Stock, or make it more difficult to effect a change in control. In addition, preferred stock could be used to dilute the share ownership of persons seeking to obtain control of us and thereby hinder a possible takeover attempt which, if our shareholders were offered a premium over the market value of their shares, might be viewed as being beneficial to our shareholders. The material terms of any series of preferred stock that we offer through a prospectus supplement will be described in that prospectus supplement.

Series B Preferred Stock
The following description of the characteristics of the Series B Preferred Shares is a summary and does not purport to be complete and is qualified by reference to the Statement of Designation which is filed as an exhibit hereto and is incorporated herein by reference.
Voting. To the fullest extent permitted by law, each Series B preferred share entitles the holder hereof to 25,000 votes per share on all matters submitted to a vote of the shareholders of the Company, provided however, that no holder of Series B Preferred Shares may exercise voting rights pursuant to Series B Preferred Shares that would result in the aggregate voting power of any beneficial owner of such shares and its affiliates (whether pursuant to ownership of Series B Preferred Shares, common shares or otherwise) to exceed 49.99% of the total number of votes eligible to be cast on any matter submitted to a vote of shareholders of the Company. To the fullest extent permitted by law, the holder of Series B Preferred Shares shall have no special voting or consent rights and shall vote together as one class with the holders of the common shares on all matters put before the shareholders.
Conversion. The Series B Preferred Shares are not convertible into common shares or any other security.
Redemption. The Series B Preferred Shares are not redeemable.
Dividends. The Series B Preferred Shares have no dividend rights.
Transferability. All issued and outstanding Series B Preferred Shares must be held of record by one holder, and the Series B Preferred Shares shall not be transferred or sold without the prior approval of our board of directors.
Liquidation Preference. Upon any liquidation, dissolution or winding up of the Company, the Series B Preferred Shares will rank pari-passu with the common shareholders and shall be entitled to receive a payment equal to $0.0001 per share. The Series B preferred holder has no other rights to distributions upon any liquidation, dissolution or winding up of the Company.
Series C Preferred Stock
The Series C Preferred Shares will have a cumulative preferred dividend accruing at the rate of 6.5% per annum, will contain a liquidation preference equal to its stated value and will be convertible into common shares at the holder’s option commencing upon the first anniversary of the original issue date, at a conversion price equal to the lesser of $9.00 and the 10-trading-day trailing VWAP of our common shares, subject to certain anti-dilution and other customary adjustments. Except under certain circumstances, a holder of Series C Preferred Shares may not convert its Series C Preferred Shares into common shares if such conversion would result in the holder beneficially owning greater than 29.9% of our outstanding common shares.
Cumulative dividends on our Series C Preferred Shares are payable in cash or, at our election, in kind, quarterly on each January 15, April 15, July 15 and October 15, or, if any such dividend payment date otherwise would fall on a date that is not a business day, the immediately succeeding business day. The dividend rate for our Series C Preferred Shares is 6.5% per annum per $1,000 of liquidation preference per share (equal to $65.00 per annum per share) and is not subject to adjustment.
We shall have the right, at our option, at any time on or after the date which is three months after the original date of issuance of the Series C Preferred Shares, to redeem the Series C Preferred Shares, in whole or from time to time in part, from any source of funds legally available for such purpose, at a price per Series C Preferred Share equal to 105% of the stated value plus accrued and unpaid dividends to the date of redemption.
The Series C Preferred Shares will have no voting rights except (1) in respect of amendments to our articles of incorporation which would adversely alter the preferences, powers or rights of the Series C Preferred Shares or (2) in the event that we propose to issue any parity stock if the cumulative dividends payable on outstanding Preferred Stock are in arrears or any senior stock.
We do not intend to list the Series C Preferred Shares on any securities exchange or other trading market, and therefore do not expect an established trading market for the Series C Preferred Shares to develop.
Preferred Stock Purchase Rights
Prior to the Spin-Off, we will enter into a Shareholders Rights Agreement, or the Rights Agreement, with American Stock Transfer & Trust Company, LLC, as Rights Agent.

Under the Rights Agreement, we will declare a dividend payable of one preferred stock purchase right, or Right, for each share of common stock outstanding immediately prior to the Spin-Off. Each Right entitles the registered holder to purchase from us one one-thousandth of a share of Series A Participating Preferred Stock, par value $0.0001, at an exercise price of $40.00 per share. The Rights will separate from the common stock and become exercisable only if a person or group acquires beneficial ownership of 10% (15% in the case of a passive institutional investor) or more of our common stock (including through entry into certain derivative positions) in a transaction not approved by our board of directors. In that situation, each holder of a Right (other than the acquiring person, whose Rights will become void and will not be exercisable) will have the right to purchase, upon payment of the exercise price, a number of shares of our common stock having a then-current market value equal to twice the exercise price. In addition, if the Company is acquired in a merger or other business combination after an acquiring person acquires 10% (15% in the case of a passive institutional investor) or more of our common stock, each holder of the Right will thereafter have the right to purchase, upon payment of the exercise price, a number of shares of common stock of the acquiring person having a then-current market value equal to twice the exercise price. The acquiring person will not be entitled to exercise these Rights. Until a Right is exercised, the holder of a Right will have no rights to vote or receive dividends or any other shareholder rights.
The Rights may have anti-takeover effects. The Rights will cause substantial dilution to any person or group that attempts to acquire us without the approval of our board of directors. As a result, the overall effect of the Rights may be to render more difficult or discourage any attempt to acquire us. Because our board of directors can approve a redemption of the Rights or a permitted offer, the Rights should not interfere with a merger or other business combination approved by our board of directors.
We have summarized the material terms and conditions of the Rights Agreement and the Rights below. For a complete description of the Rights, we encourage you to read the Rights Agreement, which we have filed as an exhibit hereto.
Detachment of the Rights
The Rights are attached to all certificates representing our currently outstanding common stock, or, in the case of uncertificated common shares registered in book entry form, which we refer to as “book entry shares,” by notation in book entry accounts reflecting ownership, and will attach to all common stock certificates and book entry shares we issue prior to the Rights distribution date that we describe below. The Rights are not exercisable until after the Rights distribution date and will expire at the close of business on July 1, 2032, unless we redeem or exchange them earlier as we describe below. The Rights will separate from the common stock and a Rights distribution date would occur, subject to specified exceptions, on the earlier of the following two dates:
•	the 10th day after public announcement that a person or group has acquired ownership of 10% (15% in the case of a passive institutional investor) or more of the Company's common stock; or
•
the 10th business day (or such later date as determined by the Company's board of directors) after a person or group announces a tender or exchange offer which would result in that person or group holding 10% (15% in the case of a passive institutional investor) or more of the Company's common stock.

“Acquiring person” is generally defined in the Rights Agreement as any person, together with all affiliates or associates, who beneficially owns 10% or more of the Company's common stock then outstanding. However, the Company, any subsidiary of the Company or any employee benefit plan of the Company or of any subsidiary of the Company, any person holding shares of common stock for or pursuant to the terms of any such plan, or a passive institutional investor, are excluded from the definition of “acquiring person.” Inadvertent owners that would otherwise become an acquiring person, including those who would have this designation as a result of repurchases of common stock by us, will not become acquiring persons as a result of those transactions.
Our board of directors may defer the Rights distribution date in some circumstances, and some inadvertent acquisitions will not result in a person becoming an acquiring person if the person promptly divests itself of a sufficient number of shares of common stock.
Until the Rights distribution date: (i) the Rights will be evidenced by the certificates for shares of Common Stock registered in the names of the holders thereof or, in the case of uncertificated shares of Common Stock registered in book-entry form by notation in book entry accounts reflecting the ownership of such shares of Common

Stock (which certificates and Book Entry Shares, as applicable, shall also be deemed to be Rights Certificates) and not by separate Rights Certificates and (ii) the right to receive Rights Certificates will be transferable only in connection with the transfer of shares of Common Stock.
As soon as practicable after the Distribution Date, we will prepare, execute and send, or cause to be sent (and the Rights Agent will, if requested and provided with all necessary information and documents, in the discretion of the Rights Agent, at the expense of the Company, send or cause to be sent) by first-class, postage-prepaid mail, to each record holder of shares of Common Stock as of the Close of Business on the Distribution Date, at the address of such holder shown on the records of the Company, or the transfer agent or registrar for the Common Stock, a Rights Certificate evidencing one Right for each share of Common Stock so held.
We will not issue Rights with any shares of common stock we issue after the Rights distribution date, except as our board of directors may otherwise determine.
Flip-In Event
If an Acquiring Person obtains beneficial ownership of 10% (15% in the case of a passive institutional investor) or more of the Common Shares, then each Right will entitle the holder thereof to purchase, for the Exercise Price, a number of Common Shares (or, in certain circumstances, cash, property or other securities of the Company) having a then-current market value of twice the Exercise Price. However, the Rights are not exercisable following the occurrence of the foregoing event until such time as the Rights are no longer redeemable by the Company, as further described below under “Redemption of Rights”.
Following the occurrence of an event set forth in preceding paragraph, all Rights that are or, under certain circumstances specified in the Rights Agreement, were beneficially owned by an Acquiring Person or certain of its transferees will be null and void.
Flip-Over Event
If, after an Acquiring Person obtains 10% (15% in the case of a passive institutional investor) or more of the Common Shares, (i) the Company merges into another entity; (ii) an acquiring entity merges into the Company; or (iii) the Company sells or transfers 50% or more of its assets, cash flow or earning power, then each Right (except for Rights that have previously been voided as set forth above) will entitle the holder thereof to purchase, for the Exercise Price, a number of Common Shares of the person engaging in the transaction having a then-current market value of twice the Exercise Price.
Anti-dilution
We may adjust the purchase price of the Preferred Shares, the number of Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, or a reclassification of the Preferred Shares or Common Shares. No adjustments to the Exercise Price of less than 1% will be made.
Redemption of Rights
We may redeem the Rights for $0.0001 per Right under certain circumstances. If we redeem any Rights, we must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of the Rights will be to receive the redemption price of $0.0001 per Right. The redemption price will be adjusted if we effect a stock dividend or a stock split.
Exchange of Rights
After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of the outstanding Common Shares, our board of directors may extinguish the Rights by exchanging one Common Share or an equivalent security for each Right, other than Rights held by the Acquiring Person. In certain circumstances, we may elect to exchange the Rights for cash or other securities of the Company having a value approximately equal to one Common Share.
Amendment of Terms of Rights
The terms of the Rights and the Rights Agreement may be amended in any respect without the consent of the holders of the Rights on or prior to the Distribution Date. Thereafter, the terms of the Rights and the Rights Agreement may be amended without the consent of the holders of Rights, with certain exceptions, in order to (i) cure any ambiguities; (ii) correct or supplement any provision contained in the Rights Agreement that may be defective or inconsistent with any other provision therein; (iii) shorten or lengthen any time period pursuant to the Rights Agreement; or (iv) make changes that do not adversely affect the interests of holders of the Rights (other than an Acquiring Person or an affiliate or associate of an Acquiring Person).
Our Amended and Restated Articles of Incorporation and Bylaws
The following description of our amended and restated articles of incorporation and bylaws is a summary of the amended and restated articles of incorporation and bylaws that we intend to adopt prior to the Spin-Off and is qualified by reference to our amended and restated articles of incorporation and bylaws which shall be filed by amendment as an exhibit to this registration statement.
Under our bylaws, annual shareholder meetings will be held at a time and place selected by our board of directors. The meetings may be held in or outside of the Marshall Islands. Special meetings of the shareholders, unless otherwise prescribed by law, may be called for any purpose or purposes at any time by the chairman of the board of directors, a majority of the entire board of directors, or the chief executive officer. Notice of every annual and special meeting of shareholders shall be given at least 15 but not more than 60 days before such meeting to each shareholder of record entitled to vote thereat.
Directors
Our directors are elected by the affirmative vote of a plurality of the votes cast at a meeting of the shareholders by the holders of shares entitled to vote in the election. Our amended and restated articles of incorporation and bylaws do not provide for cumulative voting in the election of directors.
The board of directors must consist of at least one member. Each director shall be elected to serve until the third succeeding annual meeting of shareholders and until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal, or the earlier termination of his term of office. The board of directors has the authority to fix the amounts which shall be payable to the members of our board of directors, and to members of any committee, for attendance at any meeting or for services rendered to us.
Classified Board
Our amended and restated articles of incorporation provide for the division of our board of directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered, three-year terms. Approximately one-third of our board of directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of our company. It could also delay shareholders who do not agree with the policies of the board of directors from removing a majority of the board of directors for two years.
Election and Removal
Our bylaws require parties other than the board of directors to give advance written notice of nominations for the election of directors. The entire board of directors or any individual director may be removed, with cause, by the vote of two-thirds of the votes eligible to be cast by the holders of outstanding shares of our capital stock then entitled to vote at an election of directors. No director may be removed without cause by either the shareholders or the board of directors. Except as otherwise provided by applicable law, cause for the removal of a director shall be deemed to exist only if the director whose removal is proposed: (i) has been convicted, or has been granted immunity to testify in any proceeding in which another has been convicted, of a felony by a court of competent jurisdiction and that conviction is no longer subject to direct appeal; (ii) has been found to have been negligent or guilty of misconduct in the performance of his duties to the Company in any matter of substantial importance to the Company by (A) the affirmative vote of at least 80% of the directors then in office at any meeting of the board of directors called for that purpose or (B) a court of competent jurisdiction; or (iii) has been adjudicated by a court of competent jurisdiction to be mentally incompetent, which mental incompetence directly affects his ability to serve as a director of the Company. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.
Dissenters’ Rights of Appraisal and Payment
Under the BCA, our shareholders generally have the right to dissent from the sale of all or substantially all of our assets not made in the usual course of our business and receive payment of the fair value of their shares. However, the right of a dissenting shareholder to receive payment of the appraised fair value of his shares is not available under the BCA for the shares of any class or series of stock, which shares at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting of the shareholders to act upon the agreement of merger or consolidation, were either (i) listed on a securities exchange or admitted for trading on an interdealer quotation system or (ii) held of record by more than 2,000 holders. In the event of any further amendment of our amended and restated articles of incorporation, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment.
Shareholders’ Derivative Actions
Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common shares both at the time the derivative action is commenced and at the time of the transaction to which the action relates.
Anti-takeover Provisions of our Charter Documents
Several provisions of our amended and restated articles of incorporation and bylaws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise, that a shareholder may consider in its best interest and (2) the removal of incumbent officers and directors.
Limited Actions by Shareholders
Our bylaws provide that any action required or permitted to be taken by our shareholders must be effected at an annual or special meeting of shareholders or by the unanimous written consent of our shareholders.
Our bylaws provide that the chairman of the board of directors, a majority of the board of directors, or the chief executive officer may call special meetings of our shareholders and the business transacted at the special meeting is limited to the purposes stated in the notice. Accordingly, a shareholder may be prevented from calling a special meeting for shareholder consideration of a proposal over the opposition of our board of directors and shareholder consideration of a proposal may be delayed until the next annual meeting.
Our bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing. Our bylaws also specify requirements as to the form and content of a shareholder’s notice. These provisions may impede shareholders’ ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.
Blank Check Preferred Stock
Under the terms of our amended and restated articles of incorporation, our board of directors has authority, without any further vote or action by our shareholders, to issue up to 100,000,000 shares of blank check preferred stock. Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.
Classified Board of Directors
Our amended and restated articles of incorporation provide for a board of directors serving staggered, three-year terms. Approximately one-third of our board of directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of the Company. It could also delay shareholders who do not agree with the policies of our board of directors from removing a majority of our board of directors for two years.
Election and Removal of Directors
Our amended and restated articles of incorporation and bylaws prohibit cumulative voting in the election of directors. Our bylaws require parties other than our board of directors to give advance written notice of nominations for the election of directors. Our bylaws also provide that our directors may be removed only for cause and only upon the affirmative vote of two-thirds of the votes eligible to be cast by holders of outstanding shares of our capital stock then entitled to vote at an election of directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.
Super-Majority Approval Requirements
Our amended and restated articles of incorporation and bylaws provide that the vote of two-thirds of the votes eligible to be cast by holders of outstanding shares of our capital stock then entitled to vote at an election of directors is required to amend our bylaws or certain provisions of our articles of incorporation at any annual or special meeting of shareholders.
Business Combinations
Although the BCA does not contain specific provisions regarding “business combinations” between companies organized under the laws of the Marshall Islands and “interested shareholders,” we will include these provisions in our amended and restated articles of incorporation. Specifically, our amended and restated articles of incorporation will prohibit us from engaging in a “business combination” with certain persons for three years following the date the person becomes an interested shareholder. Interested shareholders generally include:
•	any person who is the beneficial owner of 15% or more of our issued and outstanding voting stock; or
•
any person who is our affiliate or associate and who held 15% or more of our issued and outstanding voting stock at any time within three years before the date on which the person's status as an interested shareholder is determined, and the affiliates and associates of such person.

•	Subject to certain exceptions, a business combination includes, among other things:
○	certain mergers or consolidations of us or any direct or indirect majority-owned subsidiary of ours;
○
any sale, lease, exchange, mortgage, pledge, transfer or other disposition of our assets or of any subsidiary of ours having an aggregate market value equal to 10% or more of either the aggregate market value of all of our assets, determined on a combined basis, or the aggregate value of all of our issued and outstanding stock;

○	certain transactions that result in the issuance or transfer by us of any stock of ours to the interested shareholder;
○
any transaction involving us or any of our subsidiaries that has the effect of increasing the proportionate share of any class or series of stock, or securities convertible into any class or series of stock, of ours or any such subsidiary that is owned directly or indirectly by the interested shareholder or any affiliate or associate of the interested shareholder; and

○
any receipt by the interested shareholder of the benefit directly or indirectly (except proportionately as a shareholder) of any loans, advances, guarantees, pledges or other financial benefits provided by or through us.

•	These provisions of our amended and restated articles of incorporation do not apply to a business combination if:
○	before a person became an interested shareholder, our board of directors approved either the business combination or the transaction in which the shareholder became an interested shareholder;
○
upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our voting stock issued and outstanding at the time the transaction commenced, other than certain excluded shares;

○
at or following the transaction in which the person became an interested shareholder, the business combination is approved by our board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of the holders of at least two-thirds of our issued and outstanding voting stock that is not owned by the interest shareholder;

○	the shareholder was or became an interested shareholder prior to the consummation of the transactions;

○
a shareholder became an interested shareholder inadvertently and (i) as soon as practicable divested itself of ownership of sufficient shares so that the shareholder ceased to be an interested shareholder; and (ii) would not, at any time within the three-year period immediately prior to a business combination between us and such shareholder, have been an interested shareholder but for the inadvertent acquisition of ownership; or

○
the business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required under our amended and restated articles of incorporation which (i) constitutes one of the transactions described in the following sentence; (ii) is with or by a person who either was not an interested shareholder during the previous three years or who became an interested shareholder with the approval of the board; and (iii) is approved or not opposed by a majority of the members of the board of directors then in office (but not less than one) who were directors prior to any person becoming an interested shareholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentence are limited to:

(i)	a merger or consolidation of us (except for a merger in respect of which, pursuant to the BCA, no vote of our shareholders is required);
(ii)
a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of us or of any direct or indirect majority-owned subsidiary of ours (other than to any direct or indirect wholly owned subsidiary or to us) having an aggregate market value equal to 50% or more of either the aggregate market value of all of our assets determined on a consolidated basis or the aggregate market value of all the issued and outstanding shares; or

(iii)	a proposed tender or exchange offer for 50% or more of our issued and outstanding voting stock.
Certain Marshall Islands Company Considerations
Our corporate affairs are governed by our amended and restated articles of incorporation, bylaws and the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States, including Delaware. While the BCA also provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands, and we cannot predict whether Marshall Islands courts would reach the same conclusions as Delaware or other courts in the United States. Accordingly, you may have more difficulty in protecting your interests under Marshall Islands law in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction that has developed a substantial body of case law. Furthermore, the Marshall Islands lacks a bankruptcy statute, and in the event of any bankruptcy, insolvency, liquidation, dissolution, reorganization or similar proceeding involving the Company, the bankruptcy laws of the United States or of another country having jurisdiction over the Company would apply. The following table provides a comparison between certain statutory provisions of the BCA and the Delaware General Corporation Law relating to shareholders’ rights.

Marshall Islands	Delaware
Shareholder Meetings

Held at a time and place as designated in the bylaws.	May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors.

Special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the articles of incorporation or by the bylaws.	Special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

May be held in or outside of the Marshall Islands.	May be held in or outside of Delaware.

Notice:	Notice:

Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting and, unless it is an annual meeting, indicate that it is being issued by or at the direction of the person calling the meeting.

Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.

A copy of the notice of any meeting shall be given personally or sent by mail not less than 15 nor more than 60 days before the meeting.	Written notice shall be given not less than 10 nor more than 60 days before the meeting.

Shareholders’ Voting Rights

Unless otherwise provided in the articles of incorporation, any action required by the BCA to be taken at a meeting of shareholders may be taken without a meeting if a consent or consents in writing, setting forth the action so taken, shall be signed by all the shareholders entitled to vote with respect to the subject matter thereof, or if the articles of incorporation so provide, by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Any action required to be taken by a meeting of shareholders may be taken without a meeting if a consent for such action is in writing and is signed by shareholders having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Any person authorized to vote may authorize another person or persons to act for him by proxy.	Any person authorized to vote may authorize another person or persons to act for him by proxy.

Unless otherwise provided in the articles of incorporation or the bylaws, a majority of shares entitled to vote constitutes a quorum. In no event shall a quorum consist of fewer than one-third of the common shares entitled to vote at a meeting.

For stock corporations, the certificate of incorporation or bylaws may specify the number of shares required to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.

Marshall Islands	Delaware
When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.	When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.

The articles of incorporation may provide for cumulative voting in the election of directors.	The certificate of incorporation may provide for cumulative voting in the election of directors.

Removal:	Removal:

If the articles of incorporation or the bylaws so provide, any or all of the directors may be removed without cause by vote of the shareholders.
Any or all of the directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote except: (1) unless the certificate of incorporation otherwise provides, in the case of a corporation whose board is classified, shareholders may effect such removal only for cause, or (2) if the corporation has cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against such director’s removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board of directors, or, if there be classes of directors, at an election of the class of directors of which such director is a part.

Any or all of the directors may be removed for cause by vote of the shareholders. The articles of incorporation or the specific provisions of a bylaw may provide for such removal by action of the board.

Directors

Number of board members can be changed by an amendment to the bylaws, by the shareholders, or by action of the board under the specific provisions of a bylaw.
Number of board members shall be fixed by, or in a manner provided by, the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment to the certificate of incorporation.

The board of directors must consist of at least one member.	The board of directors must consist of at least one member.

If the board of directors is authorized to change the number of directors, it can only do so by a majority of the entire board of directors and so long as no decrease in the number shortens the term of any incumbent director.

Dissenter’s Rights of Appraisal

Shareholders have a right to dissent from any plan of merger, consolidation or sale of all or substantially all assets not made in the usual course of business, and receive payment of the fair value of their shares. However, the right of a dissenting shareholder under the BCA to receive payment of the appraised fair value of his shares is not available for the shares of any class or series of stock, which shares at the record date fixed to determine the shareholders entitled to receive notice of

Appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation, subject to limited exceptions, such as a merger or consolidation of corporations listed on a national securities exchange in which listed shares are the offered consideration or if such shares are held of record by more than 2,000 holders.

Marshall Islands	Delaware
and to vote at the meeting of the shareholders to act upon the agreement of merger or consolidation or any sale or exchange of all or substantially all assets, were either (i) listed on a securities exchange or admitted for trading on an interdealer quotation system or (ii) held of record by more than 2,000 holders.

A holder of any adversely affected shares who does not vote on or consent in writing to an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment:

Alters or abolishes any preferential right of any outstanding shares having preference; or

Creates, alters or abolishes any provision or right in respect to the redemption of any outstanding shares.

Alters or abolishes any preemptive right of such holder to acquire shares or other securities; or

Excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class.

Shareholders’ Derivative Actions

An action may be brought in the right of a corporation to procure a judgment in its favor, by a holder of shares or of voting trust certificates or of a beneficial interest in such shares or certificates. It shall be made to appear that the plaintiff is such a holder at the time the action is brought and that he was such a holder at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by operation of law.

In any derivative suit instituted by a shareholder or a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder’s stock thereafter devolved upon such shareholder by operation of law.

A complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board of directors or the reasons for not making such effort. Such action shall not be discontinued, compromised or settled without the approval of the High Court of the Republic of The Marshall Islands.

Reasonable expenses including attorneys’ fees may be awarded if the action is successful.

A corporation may require a plaintiff bringing a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5% of any class of stock and the common shares have a value of $50,000 or less.

DESCRIPTION OF SECURITIES WE ARE OFFERING
We are offering Units, each Unit consisting of one common share and one Class A Warrant to purchase one common share. We are also offering to each purchaser whose purchase of common shares in this offering would otherwise result in the purchaser, together with its affiliates, beneficially owning more than 4.99% (or, at the election of the holder, 9.99%) of our outstanding common shares immediately following the consummation of this offering, the opportunity to purchase, if the purchaser so chooses, Units containing pre-funded warrants in lieu of common shares that would otherwise result in the purchaser’s beneficial ownership exceeding 4.99% (or, at the election of the holder, 9.99%) of our outstanding common shares. For each pre-funded warrant we sell (without regard to any limitation on exercise set forth therein), the number of common shares we are offering will be decreased on a one-for-one basis. Because one Class A Warrant is being sold together in this offering with each common share or, in the alternative, each pre-funded warrant to purchase one common share, the number of Class A Warrants sold in this offering will not change as a result of a change in the mix of the common shares and pre-funded warrants sold.
The common shares sold in this offering include preferred stock purchase rights that trade with the common shares. We are also registering the common shares issuable from time to time upon exercise of the Class A Warrants and pre-funded warrants included in the Units offered hereby. Our Units have no stand-alone rights and will not be certificated or issued as stand-alone securities. The common shares (or pre-funded warrants) and the Class A Warrants comprising our Units are immediately separable and will be issued separately in this offering.
The following summary of certain terms and provisions of the pre-funded warrants and Class A Warrants offered hereby is not complete and is subject to, and qualified in its entirety by the provisions of the form of pre- funded warrant, and the form of Class A Warrant, which are filed as exhibits to the registration statement of which this prospectus forms a part. Prospective investors should carefully review the terms and provisions set forth in the form of pre-funded warrant and the form of Class A Warrant.
Exercisability. The pre-funded warrants are exercisable at any time after their original issuance until they are exercised in full. The Class A Warrants are exercisable at any time after their original issuance up to the date that is    years after their original issuance. Each of the Class A Warrants and the pre-funded warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and, at any time a registration statement registering the issuance of the common shares underlying the Class A Warrants or pre-funded warrants under the Securities Act is effective and available for the issuance of such shares, or an exemption from registration under the Securities Act is available for the issuance of such shares, by payment in full in immediately available funds for the number of common shares purchased upon such exercise. If a registration statement registering the issuance of the common shares underlying the Class A Warrants or pre-funded warrants under the Securities Act is not effective or available and an exemption from registration under the Securities Act is not available for the issuance of such shares, the holder may, in its sole discretion, elect to exercise the Class A Warrant or pre-funded warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of common shares determined according to the formula set forth in the Class A Warrant or pre-funded warrant. No fractional common shares will be issued in connection with the exercise of a Class A Warrant or pre-funded warrant. In lieu of fractional shares, we will pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price.
Exercise Limitation. A holder will not have the right to exercise any portion of the pre-funded warrants or Class A Warrants if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or, upon election by a holder prior to the issuance of any warrants, 9.99%) of the number of shares of our common shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the warrants. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99%, upon at least 61 days’ prior notice from the holder to us with respect to any increase in such percentage.
Exercise Price. The exercise price for the pre-funded warrants is $0.0001 per share. The exercise price per whole common share purchasable upon exercise of the Class A Warrants is $    per share. The exercise price of the Class A Warrants may also be reduced to any amount not less than $0.50 and for any period of time at the sole discretion of our board of directors. The exercise price and number of common shares issuable upon exercise will adjust in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common shares.

Transferability. Subject to applicable laws, the Class A Warrants and the pre-funded warrants may be offered for sale, sold, transferred or assigned without our consent.
Exchange Listing. We do not intend to apply for the listing of the Class A Warrants or pre-funded warrants offered in this offering on any stock exchange. Without an active trading market, the liquidity of the Class A Warrants and the pre-funded warrants will be limited.
Warrant Agent. The Class A Warrants are expected to be issued in registered form under a warrant agreement between American Stock Transfer & Trust Company, LLC, as warrant agent, and us. The Class A Warrants shall initially be represented only by one or more global warrants deposited with the warrant agent, as custodian on behalf of The Depository Trust Company (DTC) and registered in the name of Cede & Co., a nominee of DTC, or as otherwise directed by DTC.
Rights as a Shareholder. Except as otherwise provided in the Class A Warrants or the pre-funded warrants or by virtue of such holder’s ownership of our common shares, the holder of a Class A Warrant or pre-funded warrant does not have the rights or privileges of a holder of our common shares, including any voting rights, until the holder exercises the warrant.
Fundamental Transactions. In the event of a fundamental transaction, as described in the Class A Warrants and the pre-funded warrants and generally including, with certain exceptions, any reorganization, recapitalization or reclassification of our common shares, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding common shares, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding common shares, the holders of the Class A Warrants and the pre-funded warrants will be entitled to receive upon exercise of the warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the warrants immediately prior to such fundamental transaction. Additionally, as more fully described in the Class A Warrant, in the event of certain fundamental transactions, the holders of the Class A Warrants will be entitled to receive consideration in an amount equal to the Black Scholes value of the Class A Warrants on the date of consummation of such transaction.
Governing Law. The pre-funded warrants, the Class A Warrants and Warrant Agreement are governed by New York law.

TAX CONSIDERATIONS
The following is a summary of the material U.S. federal income tax and Marshall Islands tax consequences of the ownership and disposition of the Units consisting of one common share or one pre-funded warrant to purchase one common share and one Class A Warrant to purchase one common share, and of the ownership, exercise, lapse and disposition of the Class A Warrants and pre-funded warrants, as well as the material U.S. federal and Marshall Islands income tax consequences applicable to us and our operations. The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of our common shares or warrants that is treated for U.S. federal income tax purposes as:
•	an individual citizen or resident of the United States;
•
a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or
•
a trust if (i) a U.S. court can exercise primary supervision over the trust's administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If you are not described as a U.S. Holder and are not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, you will be considered a “Non-U.S. Holder.” The U.S. federal income tax consequences applicable to Non-U.S. Holders is described below under the heading “United States Federal Income Taxation of Non-U.S. Holders.”
This discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our common shares or warrants through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our common shares or warrants, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership.
This summary is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, its legislative history, Treasury Regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change, possibly on a retroactive basis.
This summary does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder's individual circumstances. In particular, this discussion considers only holders that will own and hold our common shares or warrants as capital assets within the meaning of Section 1221 of the Code and does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:
•	financial institutions or “financial services entities”;
•	broker-dealers;
•	taxpayers who have elected mark-to-market accounting for U.S. federal income tax purposes;
•	tax-exempt entities;
•	governments or agencies or instrumentalities thereof;
•	insurance companies;
•	regulated investment companies;
•	real estate investment trusts;
•	certain expatriates or former long-term residents of the United States;
•	persons that actually or constructively own 10% or more (by vote or value) of our shares;
•	persons that own shares or warrants through an “applicable partnership interest”;

•	persons required to recognize income for U.S. federal income tax purposes no later than when such income is reported on an “applicable financial statement”;
•	persons that hold our common shares or warrants as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; or
•	persons whose functional currency is not the U.S. dollar.
This summary does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or non-U.S. tax laws.
We have not sought, nor do we intend to seek, a ruling from the Internal Revenue Service, or the IRS, as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court.
Because of the complexity of the tax laws and because the tax consequences to any particular holder of our common shares or warrants may be affected by matters not discussed herein, each such holder is urged to consult with its tax advisor with respect to the specific tax consequences of the ownership and disposition of our common shares or warrants, including the applicability and effect of state, local and non-U.S. tax laws, as well as U.S. federal tax laws.
United States Federal Income Tax Consequences
Taxation of Operating Income in General
Unless exempt from United States federal income taxation under the rules discussed below, a foreign corporation is subject to United States federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a shipping pool, partnership, strategic alliance, joint operating agreement, code sharing arrangements or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as “shipping income,” to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of the gross shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States, exclusive of certain U.S. territories and possessions, constitutes income from sources within the United States, which we refer to as “U.S. source gross shipping income.”
Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States. We are prohibited by law from engaging in transportation that produces income considered to be 100% from sources within the United States.
Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income earned by us that is derived from sources outside the United States will not be subject to any United States federal income tax.
For our subsidiary’s 2021 taxable year, our subsidiary had no U.S. source gross shipping income.
We are subject to a 4% tax imposed without allowance for deductions for such taxable year, as described in “– Taxation in Absence of Exemption,” unless we qualify for exemption from tax under Section 883 of the Code, the requirements of which are described in detail below. For our subsidiary’s 2021 taxable year, our subsidiary was not subject to the 4% tax because it earned no U.S. source gross shipping income.
Exemption of Operating Income from United States Federal Income Taxation
Under Section 883 of the Code and the regulations thereunder, we will be exempt from United States federal income taxation on our U.S. source shipping income if (i) we are organized in a foreign country (our “country of organization”) that grants an “equivalent exemption” to corporations organized in the United States and (ii) one of the following statements is true:
•
more than 50% of the value of our stock is owned, directly or indirectly, by “qualified shareholders,” that are persons (i) who are “residents” of our country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States, and (ii) we satisfy certain substantiation requirements, which we refer to as the “50% Ownership Test”; or

•
our stock is “primarily” and “regularly” traded on one or more established securities markets in our country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States, which we refer to as the “Publicly Traded Test.”

The jurisdictions where we and our subsidiary are incorporated grant “equivalent exemptions” to United States corporations. Therefore, we will be exempt from United States federal income taxation with respect to our U.S. source shipping income if we satisfy either the 50% Ownership Test or the Publicly Traded Test.
50% Ownership Test
Under the regulations, a foreign corporation will satisfy the 50% Ownership Test for a taxable year if (i) for at least half of the number of days in the taxable year, more than 50% of the value of its stock is owned, directly or constructively through the application of certain attribution rules prescribed by the regulations, by one or more shareholders who are residents of foreign countries that grant “equivalent exemption” to corporations organized in the United States and (ii) the foreign corporation satisfies certain substantiation and reporting requirements with respect to such shareholders. These substantiation requirements are onerous and therefore there can be no assurance that we would be able to satisfy them, even if our share ownership would otherwise satisfy the requirements of the 50% Ownership Test.
Publicly Traded Test
The regulations provide that the stock of a foreign corporation will be considered to be “primarily traded” on an established securities market in a country if the number of shares of each class of stock used to satisfy the Publicly Traded Test that is traded during the taxable year on all established securities markets in that country exceeds the number of shares in each such class that is traded during that year on established securities markets in any other single country.
Under the regulations, the stock of a foreign corporation will be considered “regularly traded” if one or more classes of its stock representing 50% or more of its outstanding shares, by total combined voting power of all classes of stock entitled to vote and by total combined value of all classes of stock, are listed on one or more established securities markets (such as the Nasdaq Capital Market), which we refer to as the “listing threshold.”
The regulations further require that with respect to each class of stock relied upon to meet the listing requirement: (i) such class of the stock is traded on the market, other than in minimal quantities, on at least sixty (60) days during the taxable year or one-sixth (1/6) of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. Even if a foreign corporation does not satisfy both tests, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied by a class of stock if such class of stock is traded on an established market in the United States and such class of stock is regularly quoted by dealers making a market in such stock.
Notwithstanding the foregoing, the regulations provide, in pertinent part, that a class of stock will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class of stock are owned, actually or constructively under specified attribution rules, on more than half the days during the taxable year by persons who each own directly or indirectly 5% or more of the vote and value of such class of stock, whom we refer to as “5% Shareholders.” We refer to this restriction in the regulations as the “Closely Held Rule.”
For purposes of being able to determine our 5% Shareholders, the regulations permit a foreign corporation to rely on Schedule 13G and Schedule 13D filings with the Commission. The regulations further provide that an investment company that is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes.
Additionally, holders of Class A Warrants will not be treated as constructive owners of shares for purposes of the Closely Held Rule.
Due to the factual nature of the issues involved, there can be no assurance that we or our subsidiary will qualify for the benefits of Section 883 of the Code for the subsequent taxable years.

Taxation in Absence of Exemption
To the extent the benefits of Section 883 are unavailable, our U.S. source gross shipping income, to the extent not considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, otherwise referred to as the “4% Tax.” Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% Tax.
To the extent the benefits of the Section 883 exemption are unavailable and our U.S. source gross shipping income is considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, any such “effectively connected” U.S. source gross shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at a rate of 21%. In addition, we may be subject to the 30% “branch profits” tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and for certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.
Our U.S. source gross shipping income would be considered “effectively connected” with the conduct of a U.S. trade or business only if:
•	we have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and
•
substantially all of our U.S. source gross shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States, or, in the case of income from the leasing of a vessel, is attributable to a fixed place of business in the United States.

We do not intend to have, or permit circumstances that would result in having, any vessel operating to the United States on a regularly scheduled basis, or earning income from the leasing of a vessel attributable to a fixed place of business in the United States. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S. source gross shipping income will be “effectively connected” with the conduct of a U.S. trade or business.
United States Taxation of Gain on Sale of Vessels
Regardless of whether we qualify for exemption under Section 883, we will not be subject to United States federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under United States federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by us will be considered to occur outside of the United States.
Allocation of Purchase Price and Characterization of a Unit
No statutory, administrative or judicial authority directly addresses the treatment of a Unit or instruments similar to a Unit for United States federal income tax purposes and, therefore, that treatment is not entirely clear. The acquisition of a Unit should be treated for United States federal income tax purposes as the acquisition of one common share (or one pre-funded warrant in lieu of one common share) and one Class A Warrant. For United States federal income tax purposes, each holder of a Unit must allocate the purchase price paid by such holder for such Unit between the common share or pre-funded warrant and the Class A Warrant based on the relative fair market value of each at the time of issuance. Under United States federal income tax law, each investor must make his or her own determination of such value based on all the relevant facts and circumstances. Therefore, we strongly urge each investor to consult his or her tax advisor regarding the determination of value for these purposes. The price allocated to each common share or pre-funded warrant and each Class A Warrant should be the investor’s tax basis in each such common share or pre-funded warrant and each such Class A Warrant, as the case may be. Any disposition of a Unit should be treated for United States federal income tax purposes as a disposition of the common share or pre-funded warrant and the Class A Warrant comprising the Unit, and the amount realized on the disposition should be allocated between the common share or pre-funded warrant and the Class A Warrant based on their respective relative fair market values at the time of disposition (as determined by each such Unit holder based on all relevant facts and circumstances). The separation of the common share or pre-funded warrant and the Class A Warrant comprising a Unit should not be a taxable event for United States federal income tax purposes.
The foregoing treatment of the Units and a holder’s purchase price allocation are not binding on the IRS or the courts. Because there are no authorities that directly address instruments that are similar to the Units, no assurance can be given that the IRS or the courts will agree with the characterization described above or the discussion below. Accordingly, each prospective investor is urged to consult its own tax advisors regarding the tax consequences of an investment in a Unit (including alternative characterizations of a Unit). The balance of this discussion assumes that the characterization of the Units described above is respected for United States federal income tax purposes.
Tax Treatment of the Pre-Funded Warrants
We believe that our pre-funded warrants should be treated as our common shares for United States federal income tax purposes, rather than warrants. Assuming this position is upheld, no gain or loss should be recognized upon the exercise of a pre-funded warrant and, upon exercise, the holding period of a pre-funded warrant should carry over to the common share received. Similarly, the tax basis of a pre-funded warrant should carry over to the common share received upon exercise, increased by the exercise price. However, our position is not binding on the IRS and the IRS may treat the pre-funded warrants as warrants to acquire our common shares. You should consult your tax advisor regarding the United States federal tax consequences of an investment in the pre-funded warrants. The following discussion assumes our pre-funded warrants are properly treated as our common shares.
United States Federal Income Taxation of U.S. Holders
United States Federal Income Tax Treatment of the Class A Warrants
Neither we nor a U.S. Holder of a Class A Warrant will recognize gain or loss as a result of the U.S. Holder’s receipt of a common share upon exercise of a Class A Warrant. A U.S. Holder’s adjusted tax basis in the common share received will be an amount equal to the sum of (i) the U.S. Holder’s adjusted tax basis in the Class A Warrant exercised and (ii) the amount of the exercise price for the Class A Warrant. If the Class A Warrants lapse without being exercised, the U.S. Holder will recognize capital loss in the amount equal to the U.S. Holder’s adjusted tax basis in the Class A Warrants. A U.S. Holder’s holding period for common shares received upon exercise of a Class A Warrant will commence on the date the warrant is exercised.
The exercise price of a Class A Warrant is subject to adjustment under certain circumstances. If an adjustment increases a proportionate interest of the holder of a Class A Warrant in the fully diluted common shares without proportionate adjustments to the holders of our common shares, a U.S. Holder of a Class A Warrant may be treated as having received a constructive distribution, which may be taxable to the U.S. Holder as a dividend.
The tax consequences of holding and disposing of our common shares is discussed below. U.S. Holders of our Class A Warrants should also carefully review the section titled “—Passive Foreign Investment Company Rules” as a U.S. Holder of Class A Warrants generally will not be able to make a QEF election with respect to the warrants if we are a PFIC.
Taxation of Distributions Paid on Common Shares
Subject to the passive foreign investment company, or PFIC, rules discussed below, any distributions made by us with respect to common shares to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of the U.S. Holder's tax basis in his common shares on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations will generally not be entitled to claim a dividends-received deduction with respect to any distributions they receive from us.
Dividends paid on common shares to a U.S. Holder which is an individual, trust, or estate (a “U.S. Non-Corporate Holder”) will generally be treated as “qualified dividend income” that is taxable to such shareholders at preferential U.S. federal income tax rates provided that (1) the common shares are readily tradable on an established securities market in the United States (such as the Nasdaq Capital Market on which the common shares are expected to be listed); (2) we are not a passive foreign investment company, or PFIC, for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are or have been, and do not expect to be); (3) the U.S. Non-Corporate Holder has owned the common shares or pre-funded warrants for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares or pre-funded warrants become ex-dividend; and (4) certain other conditions are met.
Any dividends paid by us which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Holder.
Special rules may apply to any “extraordinary dividend” — generally, a dividend in an amount which is equal to or in excess of 10% of a shareholder's adjusted basis in a common share — paid by us. If we pay an “extraordinary dividend” on our common shares that is treated as “qualified dividend income,” then any loss derived by a U.S. Non-Corporate Holder from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.
Sale, Exchange or other Disposition of Common Shares
Assuming we do not constitute a PFIC for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common shares or warrants in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in such shares or warrants. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period in the common shares or warrants is greater than one year at the time of the sale, exchange or other disposition. A U.S. Holder's ability to deduct capital losses is subject to certain limitations.
Passive Foreign Investment Company Rules
Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held our common shares, either:
•	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or
•	at least 50% of the average value of the assets held by us during such taxable year produce, or is held for the production of, passive income.
For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary companies in which we own at least 25% of the value of the subsidiary's stock or other ownership interest. Income earned, or deemed earned, by us in connection with the performance of services should not constitute passive income. By contrast, rental income, which includes bareboat hire, would generally constitute “passive income” unless we are treated under specific rules as deriving rental income in the active conduct of a trade or business.
Based on our current operations and future projections, we do not believe that we or our subsidiary were a PFIC during our 2021 taxable year, nor do we expect that we or our subsidiary will become a PFIC with respect to our 2022 taxable year or any future taxable year. Although there is no legal authority directly on point, our belief is based principally on the position that, for purposes of determining whether we are a PFIC, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly owned subsidiaries should constitute services income, rather than rental income. Correspondingly, we believe that such income does not constitute passive income, and the assets that we or our wholly owned subsidiaries own and operate in connection with the production of such income, in particular the vessels, do not constitute passive assets for purposes of determining whether we are a PFIC. We believe there is substantial legal authority supporting our position consisting of case law and Internal Revenue Service pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. It should be noted that in the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the Internal Revenue Service or a court could disagree with this position. In addition, although we intend to conduct our affairs in a manner so as to avoid being classified as a PFIC with respect to any taxable year, there can be no assurance that the nature of our operations will not change in the future.
As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a

“Qualified Electing Fund,” which election is referred to as a “QEF election.” As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to the common shares, as discussed below. In addition, if we were to be treated as a PFIC, a U.S. Holder would be required to file an IRS Form 8621 with respect to such holder's common shares.
Taxation of U.S. Holders Making a Timely QEF Election
If a U.S. Holder makes a timely QEF election, which U.S. Holder is referred to as an “Electing Holder,” the Electing Holder must report each year for U.S. federal income tax purposes its pro rata share of our ordinary earnings and its net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder's adjusted tax basis in the common shares or pre-funded warrants will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common shares or pre-funded warrants and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of the common shares or pre-funded warrants. A U.S. Holder would make a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with his, her or its U.S. federal income tax return. After the end of each taxable year, we will determine whether we were a PFIC for such taxable year. If we determine or otherwise become aware that we are a PFIC for any taxable year, we will use commercially best efforts to provide each U.S. Holder with all necessary information, including a PFIC Annual Information Statement, in order to enable such holder to make a QEF election for such taxable year. A holder of Class A Warrants generally will not be able to make a QEF election in respect of such Class A Warrants.
Taxation of U.S. Holders Making a “Mark-to-Market” Election
Alternatively, if we were to be treated as a PFIC for any taxable year and, as anticipated, our common shares are treated as “marketable stock,” a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common shares or pre-funded warrants. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common shares or pre-funded warrants at the end of the taxable year over such U.S. Holder's adjusted tax basis in the common shares or pre-funded warrants. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted tax basis in the common shares or pre-funded warrants over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder's tax basis in his common shares or pre-funded warrants would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of the common shares or pre-funded warrants would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common shares or pre-funded warrants would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.
Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election
Finally, if we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year, whom we refer to as a “Non-Electing Holder,” would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common shares in a taxable year in excess of 125 percent of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common shares), and (2) any gain realized on the sale, exchange or other disposition of our common shares or warrants. Under these special rules:
•
the excess distribution or gain would be allocated ratably over the Non-Electing Holders' aggregate holding period for the common shares or warrants (including, in the case of common shares acquired by exercise of warrants, the holding period of the warrants);

•	the amount allocated to the current taxable year and any taxable year before we became a passive foreign investment company would be taxed as ordinary income; and
•
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a pension or profit-sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of our common shares or warrants. If a Non-Electing Holder who is an individual dies while owning our common shares or warrants, such Non-Electing Holder's successor generally would not receive a step-up in tax basis with respect to such shares or warrants.
Net Investment Income Tax
A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) such U.S. Holder's “net investment income” (or undistributed “net investment income” in the case of estates and trusts) for the relevant taxable year and (2) the excess of such U.S. Holder's modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual's circumstances). A U.S. Holder's net investment income will generally include its gross dividend income and its net gains from the disposition of the common shares or warrants, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). Net investment income generally will not include a U.S. Holder's pro rata share of the Company's income and gain (if we are a PFIC and that U.S. Holder makes a QEF election, as described above in “— Taxation of U.S. Holders Making a Timely QEF Election”). However, a U.S. Holder may elect to treat inclusions of income and gain from a QEF election as net investment income. Failure to make this election could result in a mismatch between a U.S. Holder's ordinary income and net investment income. If you are a U.S. Holder that is an individual, estate or trust, you are urged to consult your tax advisor regarding the applicability of the net investment income tax to your income and gains in respect of your investment in our common shares or warrants.
United States Federal Income Taxation of Non-U.S. Holders
Dividends paid to a Non-U.S. Holder with respect to our common shares generally should not be subject to U.S. federal income tax, unless the dividends are effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains in the United States).
In addition, a Non-U.S. Holder generally should not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of our common shares or warrants unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale or other disposition and certain other conditions are met (in which case such gain from United States sources may be subject to tax at a 30% rate or a lower applicable tax treaty rate).
Dividends and gains that are effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base in the United States) generally should be subject to tax in the same manner as for a U.S. Holder and, if the Non-U.S. Holder is a corporation for U.S. federal income tax purposes, it also may be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.
Backup Withholding and Information Reporting
In general, information reporting for U.S. federal income tax purposes should apply to distributions made on our common shares within the United States to a non-corporate U.S. Holder and to the proceeds from sales and other dispositions of our common shares or warrants to or through a U.S. office of a broker by a non-corporate U.S. Holder. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances.
In addition, backup withholding of U.S. federal income tax, currently at a rate of 24%, generally should apply to distributions paid on our common shares to a non-corporate U.S. Holder and the proceeds from sales and other dispositions of our common shares by a non-corporate U.S. Holder, who:
•	fails to provide an accurate taxpayer identification number;
•	is notified by the IRS that backup withholding is required; or

•	fails in certain circumstances to comply with applicable certification requirements.
A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.
Backup withholding is not an additional tax. Rather, the amount of any backup withholding generally should be allowed as a credit against a U.S. Holder's or a Non-U.S. Holder's U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS.
Individuals who are U.S. Holders (and to the extent specified in applicable Treasury regulations, certain individuals who are Non-U.S. Holders and certain U.S. entities) who hold “specified foreign financial assets” (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury regulations). Specified foreign financial assets would include, among other assets, our common shares or warrants, unless the shares or warrants are held through an account maintained with a U.S. financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual U.S. Holder (and to the extent specified in applicable Treasury regulations, an individual Non-U.S. Holder or a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. U.S. Holders (including U.S. entities) and Non-U.S. Holders are encouraged to consult their own tax advisors regarding their reporting obligations under this legislation.
Marshall Islands Tax Consequences
We are incorporated in the Republic of the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, no Marshall Islands withholding tax will be imposed upon payment of dividends by us to its shareholders, and holders of our common shares or warrants that are not residents of or domiciled or carrying on any commercial activity in the Republic of the Marshall Islands will not be subject to Marshall Islands tax on the sale or other disposition of our common shares or warrants.
THE FOREGOING SUMMARY DOES NOT DISCUSS ALL ASPECTS OF U.S. FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO YOU IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES. YOU ARE ENCOURAGED TO CONSULT YOUR OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO YOU OF ACQUIRING OR HOLDING THE COMPANY’S COMMON SHARES OR WARRANTS.

PLAN OF DISTRIBUTION
We are offering no less than     common shares or pre-funded warrants and up to     common shares or pre-funded warrants, and Class A Warrants to purchase no less than     warrant shares and up to warrant shares, for gross proceeds of up to $   , before deduction of placement agent commissions and offering expenses, in a best efforts offering. The offering will not proceed unless at least $ of gross proceeds are raised. As a result, the actual amount of gross proceeds, if any, in this offering could vary substantially from the number of securities being offered in this prospectus.
Pursuant to a placement agency agreement, dated as of    , 2022, we have engaged Maxim Group LLC to act as our exclusive placement agent to solicit offers to purchase the securities offered by this prospectus. The Placement Agent is not purchasing or selling any securities, nor is it required to arrange for the purchase and sale of any specific number or dollar amount of securities, other than to use its “reasonable best efforts” to arrange for the sale of the securities by us. Therefore, we may not sell the entire amount of securities being offered. We will enter into a securities purchase agreement directly with the institutional investors, at the investor’s option, who purchase our securities in this offering. Investors who do not enter into a securities purchase agreement shall rely solely on this prospectus in connection with the purchase of our securities in this offering. The Placement Agent may engage one or more subagents or selected dealers in connection with this offering.
The placement agency agreement provides that the Placement Agent’s obligations are subject to conditions contained in the placement agency agreement.
We will deliver the securities being issued to the investors upon receipt of investor funds for the purchase of the securities offered pursuant to this prospectus. We expect to deliver the securities being offered pursuant to this prospectus on or about    , 2022.
Placement Agent Fees, Commissions and Expenses
Upon the closing of this offering, we will pay the Placement Agent a cash transaction fee equal to    % of the aggregate gross cash proceeds to us from the sale of the securities in the offering. In addition, we will reimburse the Placement Agent for its out-of-pocket expenses incurred in connection with this offering, including the fees and expenses of the counsel for the Placement Agent, up to $   .
The following table shows the public offering price, Placement Agent fees and proceeds, before expenses, to us, assuming the purchase of all the securities we are offering.
	Per Unit consisting of common shares	Per Unit consisting of pre-funded warrants
Public Offering Price per Unit	$	$
Placement Agent fees	$	$
Proceeds, before expenses, to us	$	$
We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding Placement Agent fees, will be approximately $   , all of which are payable by us. This figure includes the Placement Agent’s accountable expenses, including, but not limited to, legal fees for Placement Agent’s legal counsel, that we have agreed to pay at the closing of the offering up to an aggregate expense reimbursement of $   .
Lock-Up Agreements
We, each of our officers and directors, and holder(s) of ten percent (10%) or more of the outstanding common shares as of the date of this prospectus have agreed, subject to certain exceptions, not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any of our common shares or other securities convertible into or exercisable or exchangeable for our common shares for a period of    days after this offering is completed without the prior written consent of the Placement Agent.
The Placement Agent may in its sole discretion and at any time without notice release some or all of the shares subject to lock-up agreements prior to the expiration of the lock-up period. When determining whether or not to release shares from the lock-up agreements, the Placement Agent will consider, among other factors, the security holder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time.

Indemnification
We have agreed to indemnify the Placement Agent against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the Placement Agent may be required to make for these liabilities.
Determination of Offering Price and Warrant Exercise Price
The actual offering price of the securities we are offering, and the exercise price of the Class A Warrants included in the units and pre-funded units that we are offering, were negotiated between us and the investors in the offering based on the trading of our common shares prior to the offering, among other things. Other factors considered in determining the public offering price of the securities we are offering, as well as the exercise price of the Class A Warrants included in the units and pre-funded units that we are offering include our history and prospects, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, the general conditions of the securities markets at the time of the offering and such other factors as were deemed relevant.
Other Compensation
If within    months following the consummation of this offering, we complete any equity or equity-linked capital-raising activity of the Company for which the Placement Agent is not acting as underwriter or placement agent (other than the exercise by any person or entity of any options, warrants or other convertible securities) with any of the investors that were contacted, introduced or participated in this offering (excluding any investors that either held securities of the Company prior to the Closing or that were introduced by the Company to the Placement Agent), then the Company shall pay to the Placement Agent a commission as described in this section, in each case only with respect to the portion of such financing received from such investors.
Regulation M
The Placement Agent may be deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act, and any commissions received by it and any profit realized on the resale of the securities sold by it while acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. As an underwriter, the Placement Agent would be required to comply with the requirements of the Securities Act and the Exchange Act, including, without limitation, Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of our securities by the Placement Agent acting as principal. Under these rules and regulations, the Placement Agent (i) may not engage in any stabilization activity in connection with our securities and (ii) may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until it has completed its participation in the distribution.
Electronic Distribution
A prospectus in electronic format may be made available on a website maintained by the Placement Agent. In connection with the offering, the Placement Agent or selected dealers may distribute prospectuses electronically. No forms of electronic prospectus other than prospectuses that are printable as Adobe® PDF will be used in connection with this offering.
Other than the prospectus in electronic format, the information on the Placement Agent’s website and any information contained in any other website maintained by the Placement Agent is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the Placement Agent in its capacity as placement agent and should not be relied upon by investors.
Certain Relationships
The Placement Agent and its affiliates have and may in the future provide, from time to time, investment banking and financial advisory services to us in the ordinary course of business, for which they may receive customary fees and commissions.
Listing
Our common shares are listed on the Nasdaq Capital Market under the symbol “USEA”.

ENFORCEABILITY OF CIVIL LIABILITIES AND INDEMNIFICATION FOR SECURITIES ACT LIABILITIES
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons, we have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.
We have obtained directors’ and officers’ liability insurance against any liability asserted against such person incurred in the capacity of director or officer or arising out of such status, whether or not we would have the power to indemnify such person.
We are a Marshall Islands corporation, and our principal executive office is located outside of the United States in Greece. Certain of our directors and all of our officers reside outside the United States. In addition, substantially all of our assets and the assets of certain of our directors and all of our officers are located outside the United States. As a result, it may not be possible for you to serve legal process within the United States upon us or any of these persons. It may also not be possible for you to enforce, both in and outside the United States, judgments you may obtain in United States courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws.
Furthermore, there is substantial doubt that courts in the countries in which we or our subsidiaries are incorporated or where our assets or the assets of our subsidiaries, directors or officers and such experts are located (i) would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries, directors or officers and such experts based upon the civil liability provisions of applicable U.S. federal and state securities laws or (ii) would enforce, in original actions, liabilities against us or our subsidiaries, directors or officers and such experts based on those laws.

EXPENSES
The following are the estimated expenses of the issuance and distribution of the securities being registered under the registration statement of which this prospectus forms a part, all of which will be paid by us.
Commission registration fee	$[ ]
Legal fees and expenses	[ ]
Printer fees	[ ]
Accounting fees and expenses	[ ]
Miscellaneous	[ ]
Total	$[ ]
LEGAL MATTERS
Certain legal matters in connection with the sale of the common shares offered hereby, including the legality thereof, are being passed upon for us by Watson Farley & Williams LLP, New York, New York. Ellenoff Grossman & Schole LLP, New York, New York, will pass upon certain legal matters in connection with the offering for the Placement Agent.
EXPERTS
The carve out financial statements of United Maritime Predecessor at December 31, 2021 and 2020, and for each of the three years in the period ended December 31, 2021, appearing in this Registration Statement have been audited by Ernst & Young (Hellas) Certified Auditors Accountants S.A., independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The address of Ernst & Young (Hellas) Certified Auditors Accountants S.A. is 8B Chimarras Street, 15125 Maroussi, Greece and is registered as a corporate body with the public register for company auditors-accountants kept with the Body of Certified Auditors Accountants, or SOEL, Greece with registration number 107.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the Commission a registration statement on Form F-1 under the Securities Act, relating to the securities offered by this prospectus. The term registration statement on Form F-1 means the original registration statement on Form F-1 and any and all amendments including the schedules and exhibits to the original registration statement or any amendment. This prospectus does not contain all of the information set forth in the registration statement on Form F-1 we filed. Each statement made in this prospectus concerning a document filed as an exhibit to the registration statement on Form F-1 is qualified by reference to that exhibit for a complete statement of its provisions. The registration statement on Form F-1, including its exhibits and schedules, may be inspected and copied at the public reference facilities maintained by the Commission as described below.
Government Filings
We are subject to the information requirements of the Securities Exchange Act of 1934, and, in accordance therewith, we will be required to file with the Commission annual reports on Form 20-F within four months of our fiscal year-end, and provide to the Commission other material information on Form 6-K. The Commission maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Our filings will also available on our website at www.unitedmaritime.gr. The information on our website, however, is not, and should not be deemed to be, a part of this prospectus. Further, other than as described herein, the information contained in or accessible from the Commission’s website is not part of this prospectus.
Information Provided by the Company
We will furnish holders of our common shares with annual reports containing audited financial statements and a report by our independent registered public accounting firm. The audited financial statements will be prepared in accordance with U.S. generally accepted accounting principles. As a “foreign private issuer,” we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. While we furnish proxy statements to shareholders in accordance with the rules of Nasdaq, those proxy statements do not conform to Schedule 14A of the proxy rules promulgated under the Exchange Act. In addition, as a “foreign private issuer,” our officers and directors are exempt from the rules under the Exchange Act relating to short swing profit reporting and liability.

United Maritime Predecessor

Report of Independent Registered Public Accounting Firm
To the Stockholders and the Board of Directors of Seanergy Maritime Holdings Corp.
Opinion on the Financial Statements
We have audited the accompanying carve-out balance sheets of United Maritime Predecessor as of December 31, 2021 and 2020, the related carve-out statements of operations, parent’s equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of United Maritime Predecessor at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of United Maritime Predecessor's management. Our responsibility is to express an opinion on the United Maritime Predecessor’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to United Maritime Predecessor in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. United Maritime Predecessor is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of United Maritime Predecessor's internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.
We have served as United Maritime Predecessor’s auditor since 2021.
Athens, Greece
May 12, 2022

United Maritime Predecessor
Carve-out Balance Sheets
December 31, 2021 and 2020
(In US Dollars)
	Notes	2021	2020
ASSETS
Current assets:
Cash and cash equivalents	5	765,484	406,008
Accounts receivable trade, net	2	70,000	—
Inventories		99,325	54,135
Prepaid expenses		59,461	47,328
Total current assets		994,270	507,471

Fixed assets:
Vessels, net	6	12,280,271	13,037,036
Total fixed assets		12,280,271	13,037,036

Other non-current assets:
Deferred charges and other long-term investments, non-current		155,549	399,681
TOTAL ASSETS		13,430,090	13,944,188

LIABILITIES AND PARENT EQUITY
Current liabilities:
Current portion of long-term debt, net of deferred finance costs of $72,926 and $95,123, respectively	7	1,177,074	704,877
Trade accounts and other payables		268,429	118,288
Accrued liabilities		309,611	206,841
Deferred revenue	2	326,374	123,142
Total current liabilities		2,081,488	1,153,148

Non-current liabilities:
Long-term debt, net of current portion and deferred finance costs of $46,330 and $119,255, respectively	7	4,203,670	5,380,745
Other liabilities, non-current		104,554	98,387
Total liabilities		6,389,712	6,632,280

Commitments and contingencies	8	—	—

PARENT EQUITY
Parent investment, net	4	7,868,678	10,310,473
Accumulated deficit		(828,300)	(2,998,565)
Parent equity, net		7,040,378	7,311,908

TOTAL LIABILITIES AND PARENT EQUITY		13,430,090	13,944,188
The accompanying notes are an integral part of these carve-out financial statements.

United Maritime Predecessor
Carve-out Statements of Operations
For the years ended December 31, 2021, 2020 and 2019
(In US Dollars)
	Notes	2021	2020	2019
Revenues:
Vessel revenue	2	7,786,022	4,338,076	7,240,139
Commissions - related party	3	(97,695)	(53,515)	(88,885)
Commissions		(293,086)	(160,545)	(266,655)
Vessel revenue, net		7,395,241	4,124,016	6,884,599
Expenses:
Voyage expenses	2	(144,614)	(132,796)	(2,602,048)
Vessel operating expenses		(2,306,600)	(1,973,636)	(2,051,805)
Management fees - related party	3	(237,250)	(237,900)	(237,250)
Management fees		(105,000)	(101,850)	(98,880)
General and administration expenses		(613,399)	(300,705)	(313,657)
Amortization of deferred dry-docking costs		(316,450)	(317,317)	(235,712)
Depreciation	6	(756,765)	(758,839)	(755,037)
Operating income		2,915,163	300,973	590,210
Other (expenses) / income, net:
Interest and finance costs	10	(743,687)	(708,445)	(870,342)
Gain on debt refinancing	7	—	1,490,601	—
Interest and other income		—	9,932	8,796
Foreign currency exchange losses, net		(1,211)	(1,844)	(4,309)
Total other (expenses) / income, net		(744,898)	790,244	(865,855)
Net income / (loss)		2,170,265	1,091,217	(275,645)
The accompanying notes are an integral part of these carve-out financial statements.

United Maritime Predecessor
Carve-out Statements of Parent’s Equity
For the years ended December 31, 2021, 2020 and 2019
(In US Dollars)
	Parent Investment, Net	Accumulated Deficit	Total Equity
Balance, January 1, 2019	5,533,611	(3,814,137)	1,719,474
Parent investment, net (Note 4)	2,816,175	—	2,816,175
Net loss	—	(275,645)	(275,645)
Balance, December 31, 2019	8,349,786	(4,089,782)	4,260,004
Parent investment, net (Note 4)	1,960,687	—	1,960,687
Net income	—	1,091,217	1,091,217
Balance, December 31, 2020	10,310,473	(2,998,565)	7,311,908
Parent investment, net (Note 4)	(2,441,795)	—	(2,441,795)
Net income	—	2,170,265	2,170,265
Balance, December 31, 2021	7,868,678	(828,300)	7,040,378
The accompanying notes are an integral part of these carve-out financial statements.

United Maritime Predecessor
Carve-out Statements of Cash Flows
For the years ended December 31, 2021, 2020 and 2019
(In US Dollars)
	2021	2020	2019
Cash flows from operating activities:
Net income / (loss)	2,170,265	1,091,217	(275,645)
Adjustments to reconcile net income to net cash provided by / (used in) operating activities:
Depreciation	756,765	758,839	755,037
Amortization of deferred dry-docking costs	316,450	317,317	235,712
Amortization of deferred finance charges	101,289	96,300	73,538
Gain on debt refinancing	—	(1,490,601)	—
Changes in operating assets and liabilities:
Accounts receivable trade, net	(70,000)	480,769	96,277
Inventories	(45,190)	(3,354)	707,229
Prepaid expenses	(12,132)	3,223	(18,851)
Deferred voyage expenses	—	—	95,997
Deferred charges, non-current	—	—	(851,451)
Trade accounts and other payables	133,888	(1,932,686)	(77,790)
Accrued liabilities	102,770	111,226	(118,997)
Deferred revenue	203,232	123,142	—
Net cash provided by / (used in) operating activities	3,657,337	(444,608)	621,056
Cash flows from investing activities:
Vessel’s improvements	(56,066)	(10,782)	(10,248)
Net cash used in investing activities	(56,066)	(10,782)	(10,248)
Cash flows from financing activities:
Parent investment, net	(2,441,795)	1,960,687	2,816,175
Repayments of long term debt	(800,000)	(9,015,940)	(1,797,812)
Proceeds from long term debt	—	6,500,000	—
Payments of financing costs	—	(175,695)	(37,511)
Net cash (used in) / provided by financing activities	(3,241,795)	(730,948)	980,852
Net increase/ (decrease) in cash and cash equivalents and restricted cash	359,476	(1,186,338)	1,591,660
Cash and cash equivalents and restricted cash at beginning of year	406,008	1,592,346	686
Cash and cash equivalents and restricted cash at end of year	765,484	406,008	1,592,346

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year:
Interest	642,221	454,583	724,992
The accompanying notes are an integral part of these carve-out financial statements.

United Maritime Predecessor
Notes to the Carve-out Financial Statements
December 31, 2021
(All amounts in US Dollars, unless otherwise stated)
1.	Basis of Presentation and General Information:
United Maritime Corporation (the “Company”) was incorporated by Seanergy Maritime Holdings Corp. (or “Seanergy” or “Parent”) on January 20, 2022 under the laws of the Republic of the Marshall Islands, having a share capital of 500 registered shares, of no par value, issued to Parent. The Company will serve as the holding company of the following vessel-owning company which is currently a subsidiary of Seanergy (the “Subsidiary”, or “United Maritime Predecessor”):
•	Sea Glorius Shipping Co.
The Parent will contribute the Subsidiary to United Maritime Corporation and, as the sole shareholder of the Company, intends to distribute the Company’s common shares to its shareholders on a pro rata basis.
The accompanying predecessor carve-out financial statements are those of the Subsidiary for all periods presented using the historical carrying costs of the assets and the liabilities of the ship-owning company above from the dates of its incorporation.
The Company is incorporated to provide global shipping transportation services through the ownership of vessels. Each vessel will be owned through a separate wholly-owned subsidiary.
As of December 31, 2021, the Subsidiary reported a working capital deficit of $1,087,218, which is mainly attributable to the current portion of the long-term debt (Note 7). The projected cash flows of the Subsidiary indicate that it will be able to meet its liquidity requirements for the twelve-month period ended following the date of these financial statements.
Following Russia’s invasion of Ukraine in February 2022, the U.S., several European Union nations, the UK and other countries have announced sanctions against Russia. The sanctions announced by the U.S. and other countries against Russia include, among others, restrictions on selling or importing goods, services or technology in or from affected regions, travel bans and asset freezes impacting connected individuals and political, military, business and financial organizations in Russia, severing large Russian banks from U.S. and/or other financial systems, and barring some Russian enterprises from raising money in the U.S. market. The U.S., EU nations and other countries could impose wider sanctions and take other actions as a result of the war. With uncertainty remaining at high levels with regards to the global impact of the sanctions already announced to date and the possibility of additional sanctions as well as retaliation measures from Russia’s side that may follow in the period to come, it is difficult to accurately assess the exact impact on our Company. To date, no apparent consequences have been identified on the Company’s business, nor any specific implications on any of its existing counterparties, including clients, suppliers and lenders. It should be noted however that since the Company employs Ukrainian and Russian seafarers, it may face problems in relation to their employment, repatriation, salary payments and be subject to claims to this respect. Notwithstanding the foregoing, it is possible that these tensions might eventually have an adverse effect our business, financial condition, results of operations and cash flows.
The outbreak of the COVID-19 virus has had a negative effect on the global economy and has adversely impacted the international dry-bulk shipping industry into which the Subsidiary operates. Charter rates during 2020 were lower than those of 2019 due to the pandemic, resulting in that respect to decreased revenues. Charter rates in 2021 rebounded from those of 2020. Additional crew operating expenses were incurred vis-à-vis the pre-pandemic period. As the situation continues to evolve, it is difficult to predict the long-term impact of the pandemic on the industry. As a result, many of the Subsidiary’s estimates and assumptions, mainly future revenues for unfixed days, carry a higher degree of variability and volatility. The Subsidiary is constantly monitoring the developing situation, as well as its charterers’ response to the severe market disruption and is taking necessary precautions to address and mitigate, to the extent possible, the impact of COVID-19 to the Subsidiary.
2.	Significant Accounting Policies:
(a)	Basis of Presentation
The accompanying predecessor carve-out financial statements include the accounts of the legal entity comprising the Company as discussed in Note 1. United Maritime Predecessor has historically operated as

United Maritime Predecessor
Notes to the Carve-out Financial Statements
December 31, 2021
(All amounts in US Dollars, unless otherwise stated)
2.
Significant Accounting Policies:- continued
part of Parent and not as a standalone company. Financial statements representing the historical operations of Parent’s business have been derived from Parent’s historical accounting records and are presented on a carve-out basis. All revenues, costs, assets and liabilities directly associated with the business activity of United Maritime Predecessor are included in the financial statements. The financial statements are prepared in conformity with the U.S. generally accepted accounting principles and reflect the financial position, results of operations and cash flows associated with the business activity of the United Maritime Predecessor as they were historically managed.
The predecessor carve-out statements of operations also reflect intercompany expense allocations made to United Maritime Predecessor by Seanergy of certain general and administrative expenses from Parent (Note 4). However, amounts recognized by United Maritime Predecessor are not necessarily representative of the amounts that would have been reflected in the financial statements had the Subsidiary operated independently of Parent as the Subsidiary would have had additional administrative expenses, including legal, professional, treasury and regulatory compliance and other costs normally incurred by a listed public entity. Management has estimated these additional administrative expenses to be $0.6 million, $0.3 million and $0.3 million, for each of the years ended December 31, 2021, 2020 and 2019. Both the United Maritime Predecessor and Seanergy consider the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to or the benefit received by the Predecessor during the periods presented. The allocations may not, however, reflect the expense the Subsidiary would have incurred as an independent, publicly traded company for the periods presented.
United Maritime Predecessor’s accounting pronouncements are in alignment with the Parent’s accounting pronouncement as adopted.
(b)	Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates include evaluation of relationships with other entities to identify whether they are variable interest entities, determination of vessel useful life and determination of vessel impairment.
(c)	Foreign Currency Translation
The Subsidiary’s functional currency is the United States dollar since the Subsidiary’s vessel operates in international shipping markets and therefore primarily transact business in U.S. Dollars. The Subsidiary’s books of accounts are maintained in U.S. Dollars. Transactions involving other currencies are translated into the United States dollar using exchange rates, which are in effect at the time of the transaction. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated to U.S. Dollars at the foreign exchange rate prevailing at year-end. Gains or losses resulting from foreign currency translation are reflected in the statements of operations.
(d)	Concentration of Credit Risk
Financial instruments, which potentially subject the Subsidiary to significant concentrations of credit risk, consist principally of cash and cash equivalents and trade accounts receivable. The Subsidiary limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition.
(e)	Cash and Cash Equivalents
The Subsidiary considers time deposits and all highly liquid investments with an original maturity of three months or less to be cash equivalents.

United Maritime Predecessor
Notes to the Carve-out Financial Statements
December 31, 2021
(All amounts in US Dollars, unless otherwise stated)
2.
Significant Accounting Policies:- continued
(f)	Restricted Cash
Restricted cash is excluded from cash and cash equivalents. Restricted cash represents minimum cash deposits or cash collateral deposits required to be maintained with the bank under the Subsidiary’s borrowing arrangement. In the event that the obligation relating to such deposits is expected to be terminated within the next twelve months, these deposits are classified as current assets; otherwise they are classified as non-current assets.
(g)	Accounts Receivable Trade, Net
Accounts receivable trade, net, at each balance sheet date, include receivables from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. The Subsidiary also assessed the provisions of ASC 326, Financial Instruments—Credit Losses, by assessing the counterparties’ credit worthiness and concluded that there is no material impact in the Subsidiary’s financial statements as of the date of the adoption of ASC 326 on January 1, 2020 and as of December 31, 2021 and 2020. No provision for doubtful accounts was established as of December 31, 2021 and 2020, respectively.
(h)	Inventories
Inventories consist of lubricants and bunkers. Inventory is measured at the lower of cost or net realizable value according to the provisions of ASU 2015-11, Inventory. Net realizable value is defined as estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. Cost is determined by the first in, first out method.
(i)	Vessels
Vessels acquired as a part of a business combination are recorded at fair market value on the date of acquisition. Vessels acquired as asset acquisitions are stated at historical cost, which consists of the contract price less discounts, plus any material expenses incurred upon acquisition (delivery expenses and other expenditures to prepare for the vessel’s initial voyage). Vessels acquired from entities under common control are recorded at historical cost. Subsequent expenditures for conversions and major improvements are capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Expenditures for routine maintenance and repairs are expensed as incurred.
In addition, other long-term investments, relating to vessels’ equipment not yet installed, are included in “Deferred charges and other-long term investments, non-current” in the balance sheets. Amounts paid (if any) for other-long term investments, non-current, refer to equipment for the vessels not yet installed, and are included in “Vessels improvements” under “Cash flows from investing activities” in the statements of cash flows.
(j)	Vessel Depreciation
Depreciation is computed using the straight-line method over the estimated useful life of the vessel, after considering the estimated salvage value. Management estimates the useful life of the Subsidiary’s vessel to be 25 years from the date of initial delivery from the shipyard. Salvage value is estimated by the Subsidiary by taking the cost of steel times the weight of the ship noted in lightweight ton (“LWT”). Salvage values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revisions of salvage values affect the depreciable amount of the vessels and affects depreciation expense in the period of the revision and future periods.
(k)	Impairment of Long-Lived Assets (Vessels)
The Subsidiary reviews its long-lived asset (vessel) for impairment whenever events or changes in circumstances, such as prevailing market conditions, obsolescence or damage to the asset, and business plans

United Maritime Predecessor
Notes to the Carve-out Financial Statements
December 31, 2021
(All amounts in US Dollars, unless otherwise stated)
2.
Significant Accounting Policies:- continued
to dispose the vessel earlier than the end of its useful life indicate that the carrying amount of the vessel plus unamortized drydocking costs and cost of any equipment not yet installed, may not be recoverable. The volatile market conditions in the dry bulk market with decreased charter rates and decreased vessel market values are conditions that the Subsidiary considers indicators of a potential impairment for its vessels.
The Subsidiary determines undiscounted projected operating cash flows for its vessel and compares it to the vessel’s carrying value, plus unamortized dry-docking costs and cost of any equipment not yet installed. When the undiscounted projected operating cash flows expected to be generated by the use of the vessel and/or its eventual disposition are less than its carrying value, plus unamortized dry-docking costs and cost of any equipment not yet installed, the Subsidiary impairs the carrying amount of the vessel. Measurement of the impairment loss is based on the fair value of the asset as determined by independent valuators and use of available market data. The undiscounted projected operating cash inflows are determined by considering the charter revenues from existing time charters for the fixed days and an estimated daily time charter equivalent for the non-fixed days (based on a combination of one year charter rates estimates and the average of the trailing 10-year historical charter rates, excluding outliers) adjusted for commissions, expected off hires due to scheduled maintenance and estimated unexpected breakdown off hires. The undiscounted projected operating cash outflows are determined by applying various assumptions regarding vessel operating expenses and scheduled maintenance.
The Subsidiary’s assessment concluded that no impairment loss should be recorded as of December 31, 2021 and December 31, 2020.
(l)	Dry-Docking and Special Survey Costs
The Subsidiary follows the deferral method of accounting for dry-docking costs and special survey costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the expected date of the next dry-docking which is scheduled to become due in 2 to 3 years. Dry-docking costs which are not fully amortized by the next dry-docking period are expensed.
(m)	Commitments and Contingencies
Liabilities for loss contingencies, arising from claims, assessments, litigation, fines and penalties, environmental and remediation obligations and other sources are recorded when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated.
(n)	Revenue Recognition
Revenues are generated from time charters, bareboat charters and spot charters. A time charter is a contract for the use of a vessel as well as vessel operations for a specific period of time and a specified daily charter hire rate, which is generally payable in advance. A bareboat charter is a contract in which the vessel is provided to the charterer for a fixed period of time at a specified daily rate, which is generally payable in advance. Spot charter agreements are charter hires, where a contract is made in the spot market for the use of a vessel for a specific voyage at a specified charter rate per ton of cargo.
Time charter revenue, including bareboat charter revenue, is recorded over the term of the charter agreement as the service is provided and collection of the related revenue is reasonably assured. Under a time charter, revenue is adjusted for a vessel’s off hire days due to major repairs, dry dockings or special or intermediate surveys.
In February 2016, the FASB issued ASU No. 2016-02 - Leases (ASC 842), and as amended, it requires lessees to recognize most leases on the balance sheet. The Subsidiary adopted ASC 842, as amended from time to time, retrospectively from January 1, 2018. The Subsidiary also elected to apply the additional and optional transition method to new and existing leases at the adoption date as well as all the practical expedients which allowed the Subsidiary’s existing lease arrangements, in which it was a lessee or lessor, classified as operating leases under ASC 840 to continue to be classified as operating leases under ASC 842. The Subsidiary concluded that the criteria for not separating lease and non-lease components of its time charter contracts are met, since (i) the time

United Maritime Predecessor
Notes to the Carve-out Financial Statements
December 31, 2021
(All amounts in US Dollars, unless otherwise stated)
2.
Significant Accounting Policies:- continued
pattern of recognizing revenues for crew and other services for the operation of the vessels is similar to the time pattern of recognizing rental income, (ii) the lease component of the time charter contracts, if accounted for separately, would be classified as an operating lease, and (iii) the predominant component in its time charter agreements is the lease component. In this respect, the Subsidiary accounts for the combined component as an operating lease in accordance with ASC 842. The Company recognizes income from lease payments over the lease term on a straight line basis. The Subsidiary assessed its new time charter contracts at the adoption date under the new guidance and concluded that these contracts contain a lease with the related executory costs (insurance), as well as non-lease components to provide other services related to the operation of the vessel, with the most substantial service being the crew cost to operate the vessel. The Company recognizes income for variable lease payments in the period when changes in facts and circumstances on which the variable lease payments occur. Rental income on the Subsidiary’s time charterers is mostly calculated at an index linked rate based on the five T/C routes rate of the Baltic Capesize Index. In addition, the Subsidiary had the option to convert the index-linked rate to a fixed one for a period ranging between 2 and 12 months, based on the prevailing Capesize Forward Freight Agreement (“FFA”) rate for the selected period. The Subsidiary exercised such option and earned fixed rates for each of the last three quarters of 2021, after which it reverted to earn index-linked rate. On February 21, 2022, the Subsidiary exercised its option and converted the index-linked rate to a fixed rate (Note 11).
Spot charter revenue is recognized on a pro-rata basis over the duration of the voyage from loading to discharge, when a voyage agreement exists, the price is fixed or determinable, service is provided and the collection of the related revenue is reasonably assured. For voyage charters, the Subsidiary satisfies its single performance obligation to transfer cargo under the contract over the voyage period. The Subsidiary has taken the practical expedient not to disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less.
Demurrage income, which is considered a form of variable consideration and is recognized as the performance obligation is satisfied, is included in voyage revenues, and represents payments by the charterer to the vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter agreements. Demurrage income for the years ended December 31, 2021, 2020 and 2019 was $NIL, $NIL and $73, respectively.
Despatch expense, which is considered a form of variable consideration and is recognized as the performance obligation is satisfied, is included in voyage revenues, and represents payments to the charterer by the vessel owner when loading or discharging time is faster than the stipulated time in the voyage charter agreements. Despatch expense for the years ended December 31, 2021, 2020 and 2019 was $NIL, $NIL and $33, respectively.
Charterers individually accounting for more than 10% of revenues during the years ended December 31, 2021, 2020 and 2019 were:
Customer	2021	2020	2019
A	100%	100%	52%
B	—	—	42%
Total	100%	100%	94%
The time charter provides for the option to extend the duration of the charter.

United Maritime Predecessor
Notes to the Carve-out Financial Statements
December 31, 2021
(All amounts in US Dollars, unless otherwise stated)
2.
Significant Accounting Policies:- continued
Disaggregation of Revenue
The following table presents the Company’s vessel revenue, net figures derived from spot charters and time charters for the years ended December 31, 2021, 2020 and 2019:
	Year ended December 31,
	2021	2020	2019
Vessel revenue, net from spot charters	—	—	2,858,289
Vessel revenue, net from time charters	7,395,241	4,124,016	4,026,310
Total	7,395,241	4,124,016	6,884,599
The Company disaggregates its revenue from contracts with customers by the type of charter (time and spot charters). The following table presents the Company’s net trade accounts receivable disaggregated by revenue source as at December 31, 2021 and 2020:
	December 31,
	2021	2020
Accounts receivable trade, net from spot charters	—	—
Accounts receivable trade, net from time charters	70,000	—
Total	70,000	—
Deferred revenue represents cash received in advance of performance under the contract prior to the balance sheet date and is realized when the associated revenue is recognized under the contract in periods after such date. Deferred revenue as of December 31, 2021 and 2020 was $326,374 and $123,142 respectively and relates entirely to ASC 842. The Deferred revenue is allocated on a straight-line basis over the minimum duration of each charter party, except for unearned revenue, which represents cash received in advance of services which have not yet been provided. Revenue recognized in 2021 from amounts included in deferred revenue at the beginning of the period was $123,142.
(o)	Commissions
Commissions, which include address and brokerage commissions, are recognized in the same period as the respective charter revenues. Address commissions to third parties are included in Commissions. Brokerage commissions to third parties are included in Voyage expenses.
(p)	Voyage Expenses
Voyage expenses primarily consist of port, canal, bunker expenses and brokerage commissions that are unique to a particular charter and are paid for by the charterer under time charter agreements, bareboat charters and other non-specified voyage expenses. Under a spot charter, the Subsidiary incurs and pays for certain voyage expenses, primarily consisting of bunkers consumption, brokerage commissions, port and canal costs. Under ASC 606 and after implementation of ASC 340-40 “Other assets and deferred costs” for contract costs, incremental costs of obtaining a contract with a customer, and contract fulfillment costs, are capitalized and amortized as the performance obligation is satisfied, if certain criteria are met. The Subsidiary has adopted the practical expedient not to capitalize incremental costs when the amortization period (voyage period) is less than one year. Costs to fulfill the contract prior to arriving at the load port primarily consist of bunkers which are deferred and amortized during the voyage period. Voyage costs arising as performance obligation are expensed as incurred. Deferred voyage expenses amortized in the years ended December 31, 2021, 2020 and 2019 amounted to $NIL, $NIL and $95,997, respectively.

United Maritime Predecessor
Notes to the Carve-out Financial Statements
December 31, 2021
(All amounts in US Dollars, unless otherwise stated)
2.
Significant Accounting Policies:- continued
The following table presents the Company’s voyage expenses figures derived from spot charters and time charters for the years ended December 31, 2021, 2020 and 2019:
	Year ended December 31,
	2021	2020	2019
Voyage expenses from spot charters	—	—	2,072,392
Voyage expenses from time charters	144,614	132,796	529,656
Total	144,614	132,796	2,602,048
(q)	Repairs and Maintenance
All repair and maintenance expenses, including major overhauling and underwater inspection expenses are expensed in the year incurred. Such costs are included in Vessel operating expenses.
(r)	Finance Costs
Underwriting, legal and other direct costs incurred with the issuance of long-term debt or to refinance existing debt are deferred and amortized to interest expense over the life of the related debt using the effective interest method. Unamortized fees relating to loans repaid are expensed in the period the repayment is made. The Subsidiary presents unamortized deferred financing costs as a reduction of long-term debt in the accompanying balance sheets.
(s)	Income Taxes
Under the laws of the country of the Subsidiary’s incorporation and the vessel’s registration, the Subsidiary is not subject to tax on international shipping income; however, it is subject to registration and tonnage taxes, which are included in vessel operating expenses in the accompanying carve-out statements of operations.
The vessel-owning companies with vessels that have called on the United States are obliged to file tax returns with the Internal Revenue Service and pay tax at a rate of 4% on U.S.-source gross transportation income (generally, 50% of revenues from voyages to or from the U.S.) unless an exemption applies. The Subsidiary’s vessel did not call on U.S. ports at any time between 2019 through 2021 and does not expect to call on U.S. ports in the near future. If the vessel had called on U.S. ports, the Subsidiary expects that it would have qualified for the exemption from tax in 2020 and 2021 (although not 2019), so that no U.S. tax would have been owed in such years.
(t)	Fair Value Measurements
The Subsidiary follows the provisions of ASC 820 “Fair Value Measurements and Disclosures”, which defines fair value and provides guidance for using fair value to measure assets and liabilities. The guidance creates a fair value hierarchy of measurement and describes fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts.
In accordance with the requirements of accounting guidance relating to Fair Value Measurements, the Subsidiary classifies and discloses its assets and liabilities carried at the fair value in one of the following categories:
○	Level 1: Quoted market prices in active markets for identical assets or liabilities;
○	Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;
○	Level 3: Unobservable inputs that are not corroborated by market data.

United Maritime Predecessor
Notes to the Carve-out Financial Statements
December 31, 2021
(All amounts in US Dollars, unless otherwise stated)
2.
Significant Accounting Policies:- continued
(u)	Debt Modifications and Extinguishments
The Subsidiary follows the provisions of ASC 470-50, Modifications and Extinguishments, to account for all modifications or extinguishments of debt instruments, except debt that is extinguished through a troubled debt restructuring or a conversion of debt to equity securities of the debtor pursuant to conversion privileges provided in terms of the debt at issuance. This Subtopic also provides guidance on whether an exchange of debt instruments with the same creditor constitutes an extinguishment and whether a modification of a debt instrument should be accounted for in the same manner as an extinguishment. In circumstances where an exchange of debt instruments or a modification of a debt instrument does not result in extinguishment accounting, this Subtopic provides guidance on the appropriate accounting treatment. Costs associated with new loans or refinancing of existing loans, including fees paid to lenders or required to be paid to third parties on the lender’s behalf for obtaining new loans or refinancing existing loans, are recorded as deferred charges. Costs paid directly to third parties are expensed as incurred. Deferred financing costs are presented as a deduction from the corresponding liability. Such fees are deferred and amortized to interest and finance costs during the life of the related debt using the effective interest method. For loans repaid or refinanced that meet the criteria of debt extinguishment, the difference between the settlement price and the net carrying amount of the debt being extinguished (which includes any deferred debt issuance costs) is recognized as a gain or loss in the statements of operations.
(v)	Troubled Debt Restructurings
A restructuring of a debt constitutes a troubled debt restructuring if the lender or creditor for economic or legal reasons related to the Subsidiary’s financial difficulties grants a concession to the Subsidiary that it would not otherwise consider. Troubled debt that is fully satisfied by foreclosure, repossession, or other transfer of assets or by grant of equity securities by the Subsidiary is included in the term troubled debt restructuring and is accounted as such.
The Subsidiary, when issuing or otherwise granting an equity interest to a lender or creditor to fully settle a payable or debt, accounts for the equity interest granted at its fair value. The difference between the fair value of the equity interest granted and the carrying amount of the payable or debt settled is recognized as a gain on restructuring of payables or debt. Legal fees and other direct costs incurred in granting an equity interest to a creditor reduce the fair value of the equity interest issued. All other direct costs incurred in connection with a troubled debt restructuring are deducted in measuring gain on restructuring or expensed for the period if no gain is recognized.
(w)	Going Concern
In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements - Going Concern. ASU No. 2014-15 provides guidance on management’s responsibility in evaluating whether there is substantial doubt about a company’s ability to continue as a going concern and on related required footnote disclosures. For each reporting period, management is required to evaluate whether there are conditions or events that raise substantial doubt about the Subsidiary’s ability to continue as a going concern within one year from the date the financial statements are issued (Note 1).
(x)	Segment Reporting
The Subsidiary reports financial information and evaluates its operations by total charter revenues and not by the length of vessel employment, customer, or type of charter. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet and thus, the Subsidiary has determined that it operates under one reportable segment. Furthermore, a vessel is chartered, the charterer is free to trade the vessel worldwide and, as a result, disclosure of geographic information is impracticable.

United Maritime Predecessor
Notes to the Carve-out Financial Statements
December 31, 2021
(All amounts in US Dollars, unless otherwise stated)
2.
Significant Accounting Policies:- continued
Recent Accounting Pronouncements Not Yet Adopted
In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform. ASU 2020-04 applies to contracts that reference LIBOR or another reference rate expected to be terminated because of reference rate reform. The amendments in this Update are effective for all entities as of March 12, 2020 through December 31, 2022. In January 2021, the FASB issued ASU No. 2021-01, Reference Rate Reform (Topic 848): Scope. The ASU clarifies that all derivative instruments affected by changes to the interest rates used for discounting, margining or contract price alignment due to reference rate reform are in the scope of ASC 848. As such, entities may apply certain optional expedients in ASC 848 to derivative instruments that do not reference LIBOR or another rate expected to be discontinued as a result of reference rate reform if there is a change to the interest rate used for discounting, margining or contract price alignment. In addition, the ASU clarifies other aspects of the guidance in ASC 848 and provides new guidance on how to address the effects of the cash compensation adjustment that is provided as part of the above change on certain aspects of hedge accounting. The ASU is effective for all entities as of January 7, 2021, allows for retrospective or prospective application with certain conditions, and generally can be applied through December 31, 2022. As of December 31, 2021, the Subsidiary has not elected any optional expedients provided in the standard. The Subsidiary is currently evaluating its contracts and the impact this optional guidance may have on its financial statements and related disclosures, taking into account that the Company’s fixed rate credit facility is not based on the U.S. dollar LIBOR rates that were discontinued as of January 1, 2022.
In July 2021, the FASB issued ASU No. 2021-05 Leases (Topic 842): Lessors-Certain Leases with Variable Lease Payments. The ASU amends the lessor lease classification guidance in ASC 842 for leases that include any amount of variable lease payments that are not based on an index or rate. If such a lease meets the criteria in ASC 842-10-25-2 through 25-3 for classification as either a sales-type or direct financing lease, and application of the sales-type or direct financing lease recognition guidance would result in recognition of a selling loss, then the amendments require the lessor to classify the lease as an operating lease. For public business entities that have adopted ASC 842 as of July 19, 2021, the amendments in ASU 2021-05 are effective for fiscal years beginning after Dec 15, 2021 and for interim periods within those fiscal years. The Subsidiary is currently evaluating the impact this guidance may have on its financial statements and related disclosures.
3.	Transactions with Related Parties:
The Subsidiary receives management services from Seanergy Management Corp. (“Seanergy Management”), a Marshall Islands corporation, a wholly owned subsidiary controlled by Seanergy. Under the services agreement entered into on September 11, 2015, as amended, United Maritime Predecessor pays Seanergy Management a commission of 1.25% on hire and freight revenue earned for chartering and post fixture services provided. The commission expense for the years ended December 31, 2021, 2020 and 2019 amounted to $97,695, $53,515 and $88,885, respectively, and is separately reflected under Commissions - related party in the accompanying statements of operations. In addition, under the same agreement, the Subsidiary pays Seanergy Management a daily fee of $650 for the provision of management services. Management fees charged for 2021, 2020 and 2019 amounted to $237,250, $237,900 and $237,250, respectively, and are separately reflected as Management fees - related party in the accompanying statements of operations. United Maritime Predecessor’s amounts due to Seanergy Management as of December 31, 2021, 2020 and 2019 are assumed by the Parent (Note 4).
4.	Parent Investment, Net:
As of December 31, 2021 and 2020, Parent investment, net amounting to $7,868,678 and $10,310,473, respectively, consists of the amounts contributed by the Parent, to finance part of the acquisition cost of the vessel, commercial and management services, intercompany amounts due to or from the Parent for working capital purposes, which are forgiven and treated as contributions or distributions of capital and other general and administrative expenses allocated to the United Maritime Predecessor by Parent. Allocated general and administrative expenses include

United Maritime Predecessor
Notes to the Carve-out Financial Statements
December 31, 2021
(All amounts in US Dollars, unless otherwise stated)
4.
Parent Investment, Net:- continued
expenses of Parent such as executive’s cost, legal, treasury, regulatory compliance and other costs. These expenses were allocated on a pro rata basis, based on the number of ownership days of the Subsidiary’s vessel compared to the number of ownership days of the total Seanergy fleet. Such allocations are believed to be reasonable, but may not reflect the actual costs if the United Maritime Predecessor had operated as a standalone company.
As part of Parent, United Maritime Predecessor is dependent upon Parent for all of its working capital and financing requirements, as Parent uses a centralized approach to cash management and financing of its operations. Financial transactions relating to United Maritime Predecessor are accounted for through the Parent equity account and reflected in the carve-out statements of Parent’s equity as an increase or decrease in Parent investment, net. Accordingly, none of Parent’s cash, cash equivalents or debt at the corporate level have been assigned to the United Maritime Predecessor in the financial statements. Parent equity, net represents Parent’s interest in the recorded net assets of the United Maritime Predecessor.
5.	Cash and Cash Equivalents:
The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the balance sheets that sum to the total of the same such amounts shown in the statements of cash flows:
	December 31, 2021	December 31, 2020
Cash and cash equivalents	765,484	406,008
Total	765,484	406,008
Minimum liquidity, not legally restricted, as of December 31, 2020, of $250,000 as per the Subsidiary’s credit facility covenants is included in “Cash and cash equivalents”.
6.	Vessels, Net:
The amounts in the accompanying balance sheets are analyzed as follows:
	December 31, 2021	December 31, 2020
Cost:
Beginning balance	16,925,546	16,914,764
- Additions	—	10,782
Ending balance	16,925,546	16,925,546

Accumulated depreciation:
Beginning balance	(3,888,510)	(3,129,671)
- Additions	(756,765)	(758,839)
Ending balance	(4,645,275)	(3,888,510)

Net book value	12,280,271	13,037,036
On November 3, 2015, the Subsidiary acquired the Gloriuship for a purchase price of $16,833,520, which was financed through a loan with Hamburg Commercial Bank AG, or HCOB (formerly known as HSH Nordbank AG). Additionally, expenditures of $81,244 were capitalized during the years ended December 31, 2017 through December 31, 2019 concerning vessel additions. Additionally, amounts of $NIL and $10,782 of expenditures were capitalized during the years ended December 31, 2021 and December 31, 2020, respectively. Amounts paid in each period in relation to the aforementioned additions are included in “Vessels improvements” under “Cash flows from investing activities” in the statement of cash flows.
The Gloriuship is mortgaged to the secured loan with EnTrust (Note 7).

United Maritime Predecessor
Notes to the Carve-out Financial Statements
December 31, 2021
(All amounts in US Dollars, unless otherwise stated)
7.	Long-Term Debt:
The amounts in the accompanying balance sheets are analyzed as follows:
	December 31, 2021	December 31, 2020
Secured loan facilities	5,500,000	6,300,000
Less: Deferred financing costs	(119,256)	(214,378)
Total	5,380,744	6,085,622
Less – current portion	(1,177,074)	(704,877)
Long-term portion	4,203,670	5,380,745
Existing Loan Facilities
New Entrust Facility
On July 15, 2020, Seanergy’s two vessel owning subsidiaries of the Gloriuship and the Geniuship entered into a secured loan facility of $22,500,000 with Kroll Agency Services Limited, previously known as Lucid Agency Services Limited, and Kroll Trustee Services Limited, previously known as Lucid Trustee Services Limited, as facility agent and security agent, respectively, and certain nominees of EnTrust Global, as lenders, or the New EnTrust Facility, with Seanergy acting as the guarantor, and the amount of $22,500,000 was drawn down on July 16, 2020. The New EnTrust Facility was split into two tranches, secured by the Geniuship and the Gloriuship. Of the total amount, $16,000,000 was drawn under the Geniuship tranche and $6,500,000 under the Gloriuship tranche. The New EnTrust Facility is maturing in July 2025 and was originally secured by first priority mortgages over the Gloriuship and the Geniuship, general assignments covering earnings, insurances and requisition compensation of each vessel, account pledge agreements concerning the earnings account of each vessel, share pledge agreements concerning each vessel-owning subsidiary’s shares and relevant technical and commercial managers’ undertakings. On December 20, 2021, the vessel owning subsidiary of the Geniuship fully prepaid the amount of $14,617,500 outstanding under the Geniuship tranche of the New EnTrust Facility. As of December 31, 2021, the total amount outstanding under this facility was $5,500,000.
Loan Facilities repaid during the year ended December 31, 2020
Hamburg Commercial Bank AG (formerly HSH Nordbank AG) Loan Facility/Settlement Agreement
On September 1, 2015, Seanergy’s two vessel owning subsidiaries of the Gloriuship and the Geniuship entered into a loan agreement with HCOB, for a secured loan facility of $44,430,400, or the HCOB Facility, with Seanergy acting as the guarantor. The loan was fully drawn down in 2015 and was used to pay for the acquisition of the Gloriuship as well as for the Geniuship and had an original final maturity date of June 30, 2020. The loan was divided into two tranches, where $27,596,880 was secured by the Geniuship and $16,833,520 was secured by the Gloriuship. On June 26, 2020, the two vessel owning subsidiaries of the Gloriuship and the Geniuship entered into a settlement agreement with HCOB; pursuant to the terms of the settlement agreement, in order to fully settle the obligations under the loan agreement, a total amount of $23,500,000 out of the then outstanding amount of $29,055,870 was required to be paid until July 31, 2020. Of the $29,055,870, an amount of $20,629,329 was outstanding under the Geniuship tranche and $8,426,541 was outstanding under the Gloriuship tranche. On July 17, 2020, the HCOB Facility was settled through a $23,500,000 payment with the funds obtained from the proceeds of the New Entrust Facility (described above) and cash on hand, following which all securities created in favor of HCOB were irrevocably and unconditionally released. As a result, United Maritime Predecessor recognized a gain of $1,490,601. The settlement agreement was assessed based on provisions of ASC 470-60 and was treated as troubled debt restructuring. As of December 31, 2020, no amounts were outstanding under the HCOB Facility.

United Maritime Predecessor
Notes to the Carve-out Financial Statements
December 31, 2021
(All amounts in US Dollars, unless otherwise stated)
7.
Long-Term Debt:- continued
The annual principal payments required to be made after December 31, 2021, are as follows:
Year ended December 31,	Amount
2022	1,250,000
2023	1,400,000
2024	1,400,000
2025	1,450,000
2026	—
Total	5,500,000
8.	Financial Instruments:
The guidance for fair value measurements applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The same guidance requires that assets and liabilities carried at fair value should be classified and disclosed in one of the following three categories based on the inputs used to determine its fair value:
•	Level 1: Quoted market prices in active markets for identical assets or liabilities;
•	Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data;
•	Level 3: Unobservable inputs that are not corroborated by market data.
(a)	Significant Risks and Uncertainties, including Business and Credit Concentration
The Subsidiary places its temporary cash investments, consisting mostly of deposits, primarily with high credit qualified financial institutions. The Subsidiary performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Subsidiary’s investment strategy. The Subsidiary limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk.
(b)	Fair Value of Financial Instruments
The fair values of the financial instruments shown in the balance sheets as of December 31, 2021 and 2020, represent management’s best estimate of the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date.
Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Subsidiary’s own judgments about the assumptions that mark et participants would use in pricing the asset or liability. Those judgments are developed by the Subsidiary based on the best information available in the circumstances.
The following methods and assumptions were used to estimate the fair value of each class of financial instruments:
a)	Cash and cash equivalents, accounts receivable trade, net and trade accounts and other payables: the carrying amounts approximate fair value because of the short maturity of these instruments.
b)
Long-term debt: The fair value of fixed interest long-term debt is estimated using prevailing market rates as of the period end. The Subsidiary believes the terms of its fixed interest long-term debt are similar to those that could be procured as of December 31, 2021, and the carrying value of $5,500,000 is 3.11% lower than the fair market value of $5,670,844. The fair value of the fixed interest long-term debt has been obtained through Level 2 inputs (interest rate curves) of the fair value hierarchy.

United Maritime Predecessor
Notes to the Carve-out Financial Statements
December 31, 2021
(All amounts in US Dollars, unless otherwise stated)
9.	Commitments and Contingencies:
Commitments
The following table sets forth the Subsidiary’s future minimum contractual charter revenue based on vessel’s committed non-cancelable time charter contracts as at December 31, 2021 (these amounts do not include any assumed off-hire):
Twelve month periods ending December 31,	Amount
2021	4,498,837
2022	13,510
Total	4,512,347
Contingencies
Various claims, lawsuits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Subsidiary s vessel. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying financial statements.
The Subsidiary accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying financial statements. The Subsidiary is covered for liabilities associated with the individual vessel’s actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.
10.	Interest and Finance Costs:
Interest and finance costs are analyzed as follows:
	Year ended December 31,
	2021	2020	2019
Interest on long-term debt	621,046	592,801	719,434
Amortization of debt issuance costs	101,289	96,300	73,538
Other	21,352	19,344	77,370
Total	743,687	708,445	870,342
11.	Subsequent Events:
For the carve-out financial statements as of December 31, 2021 and 2020 and for each of the three years ended as of December 31, 2021, of those dates, the Subsidiary has evaluated and incorporated the effects of subsequent events through May 12, 2022, the date these carve-out financial statements were available to be issued.
On February 21, 2022, the Subsidiary exercised its option under its current time charter and (i) extended the charter party period for about 11 to 15 months and (ii) converted the index-linked rate to a fixed gross daily rate of $28,060 for the period from April 1, 2022 to the remainder of the charter term expiring in November 2022.
In April 2022, the Subsidiary received approval from the lender to amend the New EnTrust Facility to replace Parent with the Company as guarantor upon consummation of the spin-off with no material changes in the terms of the loan facility. This approval is subject to completion of definite documentation.

[  ] Units
consisting of
Common Shares or Pre-Funded Warrants to Purchase Common Shares and
Class A Warrants to Purchase Common Shares
UNITED MARITIME CORPORATION
PROSPECTUS
Maxim Group LLC
   , 2022

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS
Item 6.	Indemnification of Directors and Officers
I.	Article 8, Section 1 of the Bylaws of the registrant provides that:
Any person who is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another, partnership, joint venture, trust or other enterprise shall be entitled to be indemnified by the Corporation upon the same terms, under the same conditions, and to the same extent as authorized by Section 60 of the Business Corporation Act of the Marshall Islands, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The Corporation shall have the power to pay in advance expenses a director or officer incurred while defending a civil or criminal proceeding, provided that the director or officer will repay the amount if it shall ultimately be determined that the he is not entitled to indemnification under this section.
II.	Section 60 of the BCA provides as follows:
Indemnification of directors and officers:
(1)
Actions not by or in right of the corporation. A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of no contest, or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceedings, had reasonable cause to believe that his conduct was unlawful.

(2)
Actions by or in right of the corporation. A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him or in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not, opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claims, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

(3)
When director or officer successful. To the extent that a director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (1) or (2) of this section, or in the defense of a claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.

(4)
Payment of expenses in advance. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding as authorized by the board of directors in the specific case upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section.
(5)
Indemnification pursuant to other rights. The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

(6)
Continuation of indemnification. The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(7)
Insurance. A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer against any liability asserted against him and incurred by him in such capacity whether or not the corporation would have the power to indemnify him against such liability under the provisions of this section.

III.	Indemnification Agreements
The registrant has entered, and expects to continue to enter, into agreements to indemnify its directors, executive officers and other employees as determined by the registrant’s board of directors. With specified exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. The registrant believes that the provisions in its Bylaws and indemnification agreements described above are necessary to attract and retain talented and experienced officers and directors.
Item 7.	Recent Sales of Unregistered Securities.
Prior to the effectiveness of the registration statement of which this prospectus forms a part, the Company intends to issue approximately 1,511,156 of its common shares, 5,000 of its Series C Convertible Preferred Shares, and 40,000 of its Series B Preferred Shares to Seanergy Maritime Holdings Corp. in exchange for its contribution to the Company of all the outstanding shares of the Company’s vessel-owning subsidiary and the contribution of $5.0 million in cash as working capital in conjunction with the spin-off transaction described in the Company’s registration statement on Form 20-F filed with the Commission on June 6, 2022. These issuances will be each exempt from registration as a transaction not involving an offering in the United States under Regulation S of the Securities Act.

Item 8.	Exhibits and Financial Statement Schedules
Exhibits
The following documents are filed as part of this registration statement:
Exhibit Number	Description
1.1	Form of Placement Agency Agreement*

3.1	Amended and Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 1.1 to the Company’s Registration Statement on Form 20-F filed with the Commission on June 6, 2022)

3.2	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 1.2 to the Company’s Registration Statement on Form 20-F filed with the Commission on June 6, 2022)

3.3
Statement of Designation of the Series A Participating Preferred Stock of the Company (incorporated by reference to Exhibit 2.2 to the Company’s Registration Statement on Form 20-F filed with the Commission on June 6, 2022)

3.4
Statement of Designation of the Series B Preferred Shares of the Company (incorporated by reference to Exhibit 2.3 to the Company’s Registration Statement on Form 20-F filed with the Commission on June 6, 2022)

3.5
Statement of Designation of the Series C Preferred Shares of the Company (incorporated by reference to Exhibit 2.4 to the Company’s Registration Statement on Form 20-F filed with the Commission on June 6, 2022)

4.1	Form of Common Share Certificate (incorporated by reference to Exhibit 2.1 to the Company’s Registration Statement on Form 20-F filed with the Commission on June 6, 2022)

4.2	Form of Warrant Agency Agreement by and between American Stock Transfer & Trust Company and the registrant*

4.3	Form of Class A Warrant*

4.4	Form of Pre-Funded Warrant*

5.1	Opinion of Watson Farley & Williams LLP as to the validity of the securities being registered*

8.1	Opinion of Watson Farley & Williams LLP as to certain tax matters*

10.1	Shareholders Rights Agreement (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form 20-F filed with the Commission on June 6, 2022)

10.2	Equity Incentive Plan of the registrant (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form 20-F filed with the Commission on June 6, 2022)

10.3
Right of First Refusal Agreement by and between the Company and Seanergy Maritime Holdings Corp. (incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form 20-F filed with the Commission on June 6, 2022)

10.4
Contribution and Conveyance Agreement by and between the Company and Seanergy Maritime Holdings Corp. (incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form 20-F filed with the Commission on June 6, 2022)

Exhibit Number	Description
10.5
Master Management Agreement by and between the Company and Seanergy Maritime Holdings Corp. (incorporated by reference to Exhibit 4.5 to the Company’s Registration Statement on Form 20-F filed with the Commission on June 6, 2022)

10.6
Form of Technical Management Agreement with Seanergy Shipmanagement Corp. (incorporated by reference to Exhibit 4.6 to the Company’s Registration Statement on Form 20-F filed with the Commission on June 6, 2022)

10.7
Form of Commercial Management Agreement with Seanergy Management Corp. (incorporated by reference to Exhibit 4.7 to the Company’s Registration Statement on Form 20-F filed with the Commission on June 6, 2022)

10.8
Facility Agreement dated July 15, 2020 among Seanergy Maritime Holdings Corp., Sea Genius Shipping Co., Sea Glorius Shipping Co., the financial institutions listed in Part B of Schedule 1 thereto, Kroll Agency Services Limited (previously known as Lucid Agency Services Limited) and Kroll Trustee Services Limited (previously known as Lucid Trustee Services Limited) (incorporated by reference to Exhibit 4.8 to the Company’s Registration Statement on Form 20-F filed with the Commission on June 6, 2022)

10.9
Deed of Release, Accession and Amendment among the Company, Seanergy Maritime Holdings Corp., Sea Glorius Shipping Co., Kroll Agency Services Limited (previously known as Lucid Agency Services Limited) and Kroll Trustee Services Limited (previously known as Lucid Trustee Services Limited) (incorporated by reference to Exhibit 4.9 to the Company’s Registration Statement on Form 20-F filed with the Commission on June 6, 2022)

10.10	Master Purchase Agreement for the Acquisition Vessels among the sellers listed on Schedule I thereto and the Company*

10.11	Memoranda of Agreement for the Acquisition Vessels*

21.1	Significant Subsidiaries of United Maritime Corporation*

23.1	Consent of Ernst & Young (Hellas) Certified Auditors Accountants S.A.*

23.2	Consent of Watson Farley & Williams LLP*

107	Filing Fee Table*
*	To be filed by amendment.

Item 9.	Undertakings
The undersigned registrant hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;
(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)
That, for the purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)
To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(5)
That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
(6)
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(7)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Glyfada, Greece, on [_], 2022.
UNITED MARITIME CORPORATION

By:
	Name:	Stamatios Tsantanis
	Title:	Chief Executive Officer

POWER OF ATTORNEY
KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Stamatios Tsantanis or Stavros Gyftakis, or any of them, with full power to act alone, as his or her true and lawful attorneys-in-fact and agents, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments or supplements to this registration statement, whether pre-effective or post-effective, including any subsequent registration statement for the same offering which may be filed under Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agent full power and authority to do and perform each and every act and thing necessary to be done, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming that said attorneys-in-fact and agent, or his or her substitute, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons on [_], 2022 in the capacities indicated.
Signature	Title

Stamatios Tsantanis	Chief Executive Officer, Chairman and Director (Principal Executive Officer)

Stavros Gyftakis	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Christina Anagnostara	Director

Ioannis Kartsonas	Director

Dimitrios Kostopoulos	Director

AUTHORIZED UNITED STATES REPRESENTATIVE
Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of United Maritime Corporation has signed this Registration Statement on Form F-1 in City of Newark, State of Delaware, on the [_] day of [_] 2022.
PUGLISI & ASSOCIATES (Authorized Representative)

By:
	Name:	Donald J. Puglisi
	Title:	Managing Director